As filed with the Securities and Exchange Commission on November 18, 1999
                                                     Registration No. 333-89177
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                ---------------

                             AMENDMENT NO. 2
                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     Under
                          THE SECURITIES ACT OF 1933
                                ---------------
                                 TULARIK INC.
            (Exact name of registrant as specified in its charter)
                                ---------------

             Delaware                            8731                          94-3148800
 (State or other jurisdiction of     (Primary Standard Industrial           (I.R.S. Employer
  incorporation or organization)     Classification Code Number)          Identification No.)

                                ---------------
                              Two Corporate Drive
                     South San Francisco, California 94080
                                (650) 825-7000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                                ---------------
                               David V. Goeddel
                            Chief Executive Officer
                                 Tularik Inc.
                              Two Corporate Drive
                     South San Francisco, California 94080
                                (650) 825-7000
(Name, address, including zip code, and telephone number, including area code, of agent for service)
                                ---------------
                                  Copies to:

         Suzanne Sawochka Hooper, Esq.                         David A. Hahn, Esq.
          Stephen N. Rosenfield, Esq.                      Christopher L. Kaufman, Esq.
               Cooley Godward LLP                                Latham & Watkins
             Five Palo Alto Square                                 701 B Street
              3000 El Camino Real                                   Suite 2100
            Palo Alto, CA 94306-2155                           San Diego, CA 92101
                 (650) 843-5000                                   (619) 236-1234

                                ---------------
  Approximate date of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective.
                                ---------------
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement number for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]

                     CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                                       Proposed
                                          Proposed      Maximum
                                          Maximum      Aggregate   Amount of
  Title of Securities    Amount to be  Offering Price  Offering   Registration
    to be Registered     Registered(1)  Per Share(2)   Price(2)      Fee(3)
------------------------------------------------------------------------------
Common Stock, par value
 $.001 ................    7,187,500       $13.00     $93,437,500   $25,976

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

(1) Includes 717,187 shares of common stock issuable upon exercise of the underwriters' over-allotment options and 220,313 shares of common stock that may be purchased in the direct offering if the underwriters' over-allotment options are exercised.

(2) Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457 under the Securities Act of 1933.

(3) Previously paid.
                                ---------------
  The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this
Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an +
+offer to sell these securities and we are not soliciting offers to buy.       +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

PROSPECTUS    Subject to Completion, dated November 18, 1999
                                6,250,000 Shares

                              [TULARIK INC. LOGO]


                                  Common Stock

--------------------------------------------------------------------------------

 This is  our  initial  public offering  of  shares of  common  stock.  We are offering 4,781,250  shares in  public  offerings in  the United  States and
   Canada  and  outside the  United  States  and  Canada. No  public  market currently  exists for our  shares. Our common  stock has been  approved for quotation  on  the  Nasdaq  National  Market  under  the  symbol
       "TLRK." We expect the initial public offering price to be between $11.00 and $13.00 per share.

 Pharma Vision 2000 AG, our largest  stockholder, has expressed an interest in acquiring additional  shares in a direct offering of our common  stock that would allow it to  maintain its 23.5% ownership interest  in us. We are offering  1,468,750 shares of  common stock  in the direct  offering.
       Any sales to Pharma Vision in the direct offering will be made  at the initial public offering price concurrent with the public offerings.

    Investing in the shares involves risks. "Risk Factors" begin on page 7.

                                                                      Per
                                                                     Share Total
                                                                     ----- -----
Public Offering Price............................................... $     $
Underwriting Discount............................................... $     $
Proceeds to Tularik................................................. $     $

We have granted the U.S. underwriters and international managers 30-day options to purchase up to an aggregate of 717,187 additional shares of common stock solely to cover over-allotments, if any. Pharma Vision 2000 AG has expressed an interest in acquiring up to an additional 220,313 shares of our common stock in order to maintain its 23.5% ownership interest in us in the event the over-allotment options are exercised.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers expects to deliver the shares on or about December  , 1999.

--------------------------------------------------------------------------------

Lehman Brothers

          Hambrecht & Quist

                                J.P. Morgan & Co.

                                                        Warburg Dillon Read LLC


      , 1999

Inside Front Cover

Most human diseases are linked to the inappropriate activation of genes, which causes over-production of harmful proteins or under-production of beneficial proteins. Tularik is committed to the discovery of novel drugs that can be administered orally to treat disease by blocking or amplifying the activation of genes.

Graphic Description: Graphic depicting how pills amplify beneficial activation of genes or block harmful activation of genes.

Developing drugs to treat human disease by regulating genes.

Example: Inflammatory diseases/Immune system protein binds to cell surface and causes inflammation.

Tularik's drug discovery platform is directed toward identifying numerous novel proteins within a cell that are linked to disease--enabling us to identify multiple drug targets and to focus on those that are optimal.

Graphic Description: Graphic depicting an example of the activation of genes and the multiple protein components inside the cell that could be potential drug targets.

Inside Gatefold Graphic

Title: Tularik's Programs

Tularik is positioned to discover, develop and commercialize novel, orally available drugs as a result of our integrated drug discovery and development platform, combined with our ability to build on advances in human genomics.

Graphic Description: Graphic showing our research program portfolio including cancer, cytomegalovirus, diabetes, obesity, inflammation, immune disorders, hypercholesterolemia (high blood cholesterol levels), bacterial diseases and orphan nuclear receptors (a class of proteins located in the nucleus of cells whose exact function is unknown); the status of each program (e.g. animal testing, human safety trials, human efficacy trials); and detail regarding milestones achieved for each program.

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   4
Risk Factors.............................................................   7
Use of Proceeds..........................................................  20
Dividend Policy..........................................................  20
Capitalization...........................................................  21
Dilution.................................................................  22
Selected Consolidated Financial Data.....................................  23
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  24
Business.................................................................  31

                                                                            Page
                                                                            ----
Management.................................................................  55
Related Party Transactions.................................................  67
Principal Stockholders.....................................................  69
Description of Capital Stock...............................................  71
Shares Eligible for Future Sale............................................  73
Underwriting...............................................................  75
Legal Matters..............................................................  80
Experts....................................................................  80
Where You Can Find More Information........................................  80
Index to Financial Statements ............................................. F-1

                               ----------------

                             ABOUT THIS PROSPECTUS

  You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy our common stock in any jurisdiction where it is unlawful. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock. This preliminary prospectus is subject to completion prior to this offering.

  Some of the statements under the captions "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and elsewhere in this prospectus are "forward-looking statements." These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations and intentions and other statements contained in the prospectus that are not historical facts. When used in this prospectus, the words "anticipates," "believes," "continue," "could," "estimates," "expects," "intends," "may," "plans," "seeks," "should" or "will" or the negative of these terms or similar expressions are generally intended to identify forward-looking statements. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including our plans, objectives, expectations and intentions and other factors discussed under "Risk Factors."

  "Tularik" and the Tularik logo are trademarks of Tularik Inc. Other trademarks and trade names appearing in this prospectus are the property of their holders.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and the consolidated financial statements and notes appearing elsewhere in this prospectus. Unless otherwise indicated, information in this prospectus assumes that the underwriters do not exercise their over-allotment options and assumes the conversion of all of our preferred stock into common stock upon completion of these offerings.

                                    Tularik

  Tularik engages in the discovery and development of a broad range of novel and superior orally available drugs based on gene regulation. Building on our scientific strengths, we intend to become a world-class pharmaceutical company. Our research programs, all of which address large commercial markets, include cancer, cytomegalovirus, diabetes, obesity, inflammation, immune disorders, high blood cholesterol levels, known as hypercholesterolemia, bacterial diseases and a class of drug targets called orphan nuclear receptors because their exact function is unknown and they are located within the nucleus of the cell. We have diversified our drug discovery and development efforts not only across a large number of diseases, but also across multiple promising targets and drug candidates for these diseases. We have identified 14 drug leads in our programs and are developing products that include:

  . one cancer drug candidate that has completed human testing designed to determine safety, known as phase 1 clinical trials;

  . one cancer drug candidate that is undergoing phase 1 clinical trials;

  . one cancer drug candidate for which an Investigational New Drug application has been approved by the U.S. Food and Drug Administration; and

  . one cytomegalovirus drug candidate undergoing preclinical testing consisting of animal studies designed to determine the feasibility of human testing.

  Gene regulation is the selective activation and deactivation of genes within a cell and is fundamental to the development or progression of most diseases. Our drug discovery approach, which is based on gene regulation, is amenable to the discovery of orally available drugs. These drugs are well suited for the treatment of chronic diseases requiring the daily administration of medications over many years. We also selectively pursue drug candidates with mechanisms of action other than gene regulation.

  Our drug discovery and development expertise includes molecular biology, biochemistry, structural biology, chemistry, pharmacology and human testing. To complement our internal capabilities, we collaborate with world-renowned scientists and clinicians and with leading pharmaceutical companies. We believe that our integration of biology, chemistry and pharmacology enhances our ability to find novel gene regulating drugs and that our drug discovery and development efforts are highly efficient and productive. To date, we have:

  . identified numerous novel proteins that regulate the expression of disease-causing genes;

  . established more than 80 automated drug testing systems, known as high throughput screening assays, that mimic the diseases addressed by our programs;
  . conducted more than 15 million drug screens using a library of more than 500,000 distinct compounds and natural products;

  . identified 14 drug leads, seven of which are being optimized by chemists;

  . identified one cytomegalovirus drug candidate that is undergoing preclinical testing;

  . identified one cancer drug candidate for which an Investigational New
    Drug application has been approved by the FDA;

  . identified one cancer drug candidate that is undergoing phase 1 clinical trials; and

  . obtained a license for a cancer drug candidate that has completed phase 1 clinical trials and that we expect to enter human testing designed to determine efficacy, known as phase 2 clinical trials, during 2000.

  We have commenced, or are preparing for, human testing of three cancer drug candidates: lometrexol, T138067, which we refer to as T67, and T900607, which we refer to as T607. Our most advanced drug candidate, which we recently licensed from Eli Lilly, is called lometrexol. The utility of cancer drugs like lometrexol has been proven by methotrexate, a drug used extensively in the treatment of several tumor types. We expect to commence phase 2 clinical trials of lometrexol in 2000. T67 acts on the same protein targeted by the cancer drugs Taxol and vincristine. In contrast to these drugs, T67 retains its activity against tumor cells that are multiple drug resistant and is able to enter the brain. We have enrolled 29 patients in phase 1 clinical trials of T67 to date. Pending successful completion of these trials, we will initiate phase 2 clinical trials of T67 in several tumor types, including brain tumors. T607 is an analog of T67, has the same target and is similarly active against multiple drug resistant tumors. Animal studies indicate that T607 is distinct from T67 because T607 has a reduced ability to enter the brain, which may make it suitable for the treatment of different tumor types than T67. We recently received approval of an Investigational New Drug application for T607.

  We intend to commercialize drugs independently and through collaborations with pharmaceutical partners. To assist in the commercialization of some of our products, and to fund research and development activities, we have established and will continue to pursue collaborations with selected pharmaceutical and biotechnology companies. We currently have corporate collaborations in six of our research programs: with Knoll relating to obesity; with Japan Tobacco relating to orphan nuclear receptors; with Roche Bioscience relating to inflammation; with Japan Tobacco relating to obesity/diabetes; with Taisho relating to immune disorders; and with Sumitomo relating to hypercholesterolemia. We have retained significant rights to independently market products resulting from most of our programs, including worldwide commercialization rights to our cancer, bacterial diseases and cytomegalovirus programs and North American commercialization rights in four of our externally funded programs. As of September 30, 1999, we had received a total of $121.3 million from our current and former corporate collaborators, including $108.3 million in research funding and $13.0 million from equity purchases.

  To date, we have funded our operations primarily through the sale of equity securities, non-equity payments from collaborators and interest income. We expect our sources of revenue, if any, for the next several years to consist primarily of payments under corporate collaborations and interest income.

  As of September 30, 1999, 41 U.S. patents based on our discoveries had been issued or allowed. In addition, as of that date, we had 47 patent applications pending in the United States and had filed several corresponding foreign patent applications.

  Tularik was incorporated in California in 1991 and reincorporated in Delaware in 1997. Our principal office is located at Two Corporate Drive, South San Francisco, California 94080, and our telephone number is (650) 825-7000.

                               The Offerings

 Common Stock offered in the public offerings........ 4,781,250 shares
 Common Stock offered in the direct offering......... 1,468,750 shares

 Common Stock to be outstanding after the offerings.. 41,521,375 shares

                                                      Research and development
                                                      and general corporate
                                                      purposes. See "Use of
 Use of proceeds..................................... Proceeds."

 Proposed Nasdaq National Market Symbol.............. "TLRK"

  The number of shares of common stock to be outstanding after the offerings is based on the number of shares outstanding as of September 30, 1999 and excludes:

  . 5,955,965 shares of common stock underlying options outstanding as of September 30, 1999 at a weighted average exercise price of $2.23 per share;

  . 1,015,091 shares of common stock underlying warrants outstanding as of September 30, 1999 at a weighted average exercise price of $10.17 per share;

  . 436,112 shares available for issuance or future grant under our stock option plans; and
  . 500,000 shares available for issuance under our employee stock purchase plan.

                      Summary Consolidated Financial Data

  The following tables summarize our consolidated financial data. The pro forma information contained in the consolidated statements of operations data gives effect to the automatic conversion of all convertible preferred stock into common stock upon the completion of this offering. The as adjusted column of the consolidated balance sheet data reflects the conversion of our preferred stock into common stock and the sale of 6,250,000 shares of our common stock in the public offerings and the direct offering at an assumed initial public offering price of $12.00 per share, after deducting the estimated underwriting discount and offering expenses payable by us.

                                                                          Nine Months
                                 Year Ended December 31,              Ended September 30,
                         -------------------------------------------  --------------------
                          1994     1995     1996     1997     1998      1998       1999
                         -------  -------  -------  -------  -------  ---------  ---------
                                  (in thousands, except per share amounts)
Consolidated Statements of Op-
 erations Data:
Collaborative research
 and development
 revenue...............  $ 5,618  $11,124  $15,297  $20,009  $21,362  $  13,664  $  17,856
Total operating ex-
 penses(1).............   12,153   15,980   22,252   49,468   38,297     27,799     40,478
Net loss(1)............   (5,898)  (3,607)  (5,480) (25,374) (10,539)    (9,303)   (18,954)
Basic and diluted net
 loss per share........  $ (2.27) $ (0.91) $ (1.09) $ (4.19) $ (1.55) $   (1.40) $   (2.57)
Shares used in comput-
 ing basic and
 diluted net loss per
 share.................    2,601    3,957    5,034    6,063    6,791      6,666      7,388
Pro forma basic and di-
 luted net loss per
 share.................                                      $ (0.31)            $   (0.55)
Shares used in comput-
 ing pro forma
 basic and diluted net
 loss per share........                                       33,687                34,314

                                                         As of September 30,
                                               As of             1999
                                            December 31, ---------------------
                                                1998      Actual   As Adjusted
                                            ------------ --------  -----------
                                                     (in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable
 securities................................   $119,324   $104,188   $174,172
Working capital............................     94,535     84,401    154,385
Total assets...............................    136,778    131,026    201,010
Long-term obligations, less current
 portion...................................      4,734     10,254     10,254
Deferred compensation......................       (679)    (5,377)    (5,377)
Accumulated deficit........................    (61,857)   (80,811)   (80,811)
Total stockholders' equity.................    110,898     95,556    165,540

--------
(1) Total operating expenses in 1997 include a non-cash charge of $18.9 million for acquired in-process research and development in connection with our acquisition of Amplicon Corp. You should read Note 6 of notes to consolidated financial statements for information about this acquisition.

                                  RISK FACTORS

  An investment in our common stock is risky. You should carefully consider the following risks, as well as the other information contained in this prospectus. If any of the following risks actually occurs, our business could be harmed. In that case, the trading price of our common stock could decline, and you might lose all or part of your investment. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not presently known to us, or that we currently see as immaterial, may also harm our business.

RISKS RELATED TO TULARIK

If we continue to incur operating losses for a period longer than anticipated, we may be unable to continue our operations.

  We have generated operating losses since we began operations in November 1991. The extent of our future losses and the timing of profitability are highly uncertain, and we may never achieve profitable operations. We have been engaged in discovering and developing drugs since inception, which requires significant research and development expenditures. To date, we have no products that have generated any revenue. As of September 30, 1999, we had an accumulated deficit of approximately $80.8 million. Even if we succeed in developing a commercial product, we expect to incur losses for at least the next several years and expect that these losses will increase as we expand our research and development activities. If the time required to generate product revenues and achieve profitability is longer than anticipated, we may not be able to continue our operations. If we fail to obtain the necessary capital, we will not be able to fund our operations.

Because our product candidates are in an early state of development, there is a high risk of failure.

  We have no products that have received regulatory approval for commercial sale. All of our product candidates are in early stages of development, and we face the risks of failure inherent in developing drugs based on new technologies. None of our prospective products, including lometrexol, T67 and T607, is expected to be commercially available until at least 2004. Two of our drug candidates, T67 and T607, operate in a similar manner. Based on results at any stage of clinical trials, we may decide to discontinue development of one or both of these compounds. Additionally, even if the clinical results are favorable for both compounds, we may decide to commercialize only one of the compounds.

  Our products must satisfy rigorous standards of safety and efficacy before they can be approved by the FDA and international regulatory authorities for commercial use. We will need to conduct significant additional research, animal testing, referred to as preclinical testing, and human testing, referred to as clinical trials, before we can file applications with the FDA for product approval. Clinical trials are expensive and have a high risk of failure. In addition, to compete effectively, our products must be easy to use, cost-effective and economical to manufacture on a commercial scale. We may not achieve any of these objectives. Any of our products may not attain market acceptance. Typically, there is a high rate of attrition for products in preclinical testing and clinical trials. Also, third parties may develop superior products or have proprietary rights that preclude us from marketing our products. If research and testing is not successful or we fail to obtain regulatory approval, we will be unable to market and sell our future product candidates.

The progress and results of our animal and human testing are uncertain.

  Preclinical testing and clinical development are long, expensive and uncertain processes. It may take us several years to complete our testing, and failure can occur at any stage of testing. Interim results of trials do not necessarily predict final results, and acceptable results in early trials may not be repeated in later trials. Success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful. A number of companies in the pharmaceutical industry, including biotechnology companies, have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials. Commercialization of our product candidates depends upon successful completion of clinical trials. We must provide the FDA and foreign regulatory authorities with clinical data that demonstrates the safety and efficacy of our products before they can be approved for commercial sale. While we have recently licensed a product candidate that is ready for the stage of human testing designed to determine efficacy, known as phase 2 clinical trials, none of the product candidates that we have internally developed have advanced beyond the stage of human testing designed to determine safety, known as phase 1 clinical trials.

  Any clinical trial may fail to produce results satisfactory to the FDA. Preclinical and clinical data can be interpreted in different ways, which could delay, limit or prevent regulatory approval. Negative or inconclusive results or adverse medical events during a clinical trial could cause a clinical trial to be repeated or a program to be terminated. We typically rely on third-party clinical investigators to conduct our clinical trials and other third-party organizations to perform data collection and analysis, and as a result, we may face additional delaying factors outside our control.

  We do not know whether planned clinical trials will begin on time or whether any of our clinical trials will be completed on schedule or at all. We do not know whether any clinical trials will result in marketable products. Our product development costs will increase if we have delays in testing or approvals or if we need to perform more or larger clinical trials than planned. If the delays are significant, our financial results and the commercial prospects for our products will be harmed.

  The length of time necessary to complete clinical trials varies significantly and may be difficult to predict. Clinical results are frequently susceptible to varying interpretations that may delay, limit or prevent regulatory approvals. Additional factors that can cause delay or termination of our clinical trials, or the costs of these trials to increase, include:

  . slow patient enrollment due to the nature of the protocol, the proximity of patients to clinical sites, the eligibility criteria for the study or other factors;

  . inadequately trained or insufficient personnel at the study site to assist in overseeing and monitoring clinical trials;

  . delays in approvals from a study site's review board;

  . longer treatment time required to demonstrate effectiveness or determine the appropriate product dose;

  . lack of sufficient supplies of the product candidate;

  . adverse medical events or side effects in treated patients; and

  . lack of effectiveness of the product candidate being tested.

  Any drug is likely to produce some toxicities or undesirable side effects in animals and in humans when administered at sufficiently high doses and/or for sufficiently long periods of time. Unacceptable toxicities or side effects may occur at any dose level at any time in the course of studies in animals designed to identify unacceptable effects of a drug candidate, known as toxicological studies, or clinical trials of our potential products. The appearance of any unacceptable toxicity or side effect could cause us or regulatory authorities to interrupt, limit, delay or abort the development of any of our product candidates and could ultimately prevent their clearance by the FDA or foreign regulatory authorities for any or all targeted indications.

  Our first three clinical candidates are directed to the treatment of cancer. Cancer drugs generally have a narrow therapeutic window between efficacy and toxicity. If unacceptable toxicity is observed in clinical trials, the trials may be terminated at an early stage. Drug-related deaths may occur in phase 1 clinical trials with anti-cancer drugs, because drugs for the treatment of cancer are typically dangerous and phase 1 patients are critically ill and heavily pre-treated. Several deaths occurred during Eli Lilly's phase 1 clinical trials of lometrexol.

  We do not know whether our existing or any future clinical trials will demonstrate sufficient safety and efficacy necessary to obtain the requisite regulatory approvals or will result in marketable products. Our failure to adequately demonstrate the safety and efficacy of our products under development will prevent receipt of FDA approval and, ultimately, commercialization of our products.

Because we must obtain regulatory approval to market our products in the United States and foreign jurisdictions, we cannot predict whether or when we will be permitted to commercialize our products.

  The pharmaceutical industry is subject to stringent regulation by a wide range of authorities. We cannot predict whether regulatory clearance will be obtained for any product we develop. A pharmaceutical product cannot be marketed in the United States until it has completed rigorous preclinical testing and clinical trials and an extensive regulatory clearance process implemented by the FDA. Satisfaction of regulatory requirements typically takes many years, is dependent upon the type, complexity and novelty of the product and requires the expenditure of substantial resources. Of particular significance are the requirements covering research and development, testing, manufacturing, quality control, labeling and promotion of drugs for human use.

  Before commencing clinical trials in humans, we must submit and receive approval from the FDA of an Investigational New Drug application. Clinical trials are subject to oversight by institutional review boards and the FDA and:

  . must be conducted in conformance with the FDA's good laboratory practice regulations;
  . must meet requirements for institutional review board oversight;
  . must meet requirements for informed consent;
  . must meet requirements for good clinical practices;
  . are subject to continuing FDA oversight;
  . may require large numbers of test subjects; and

  . may be suspended by us or the FDA at any time if it is believed that the subjects participating in these trials are being exposed to unacceptable health risks or if the FDA finds deficiencies in the Investigational New Drug application or the conduct of these trials.

  Before receiving FDA clearance to market a product, we must demonstrate that the product is safe and effective on the patient population that will be treated. Data obtained from preclinical and clinical activities are susceptible to varying interpretations that could delay, limit or prevent regulatory clearances. In addition, delays or rejections may be encountered based upon additional government regulation from future legislation or administrative action or changes in FDA policy during the period of product development, clinical trials and FDA regulatory review. Failure to comply with applicable FDA or other applicable regulatory requirements may result in criminal prosecution, civil penalties, recall or seizure of products, total or partial suspension of production or injunction, as well as other regulatory action against our potential products or us. Additionally, we have limited experience in conducting and managing the clinical trials necessary to obtain regulatory approval.

  If regulatory clearance of a product is granted, this clearance will be limited to those disease states and conditions for which the product is demonstrated through clinical trials to be safe and efficacious. Marketing or promoting a drug for an unapproved indication is generally prohibited. Furthermore, clearance may entail ongoing requirements for post-marketing studies. Even if this regulatory clearance is obtained, a marketed product, its manufacturer and its manufacturing facilities are subject to continual review and periodic inspections by the FDA. Discovery of previously unknown problems with a product, manufacturer or facility may result in restrictions on this product or manufacturer, including costly recalls or withdrawal of the product from the market. We cannot assure you that any compound developed by us, alone or with others, will prove to be safe and efficacious in clinical trials and will meet all of the applicable regulatory requirements needed to receive marketing clearance.

  Outside the United States, our ability to market a product is contingent upon receiving a marketing authorization from the appropriate regulatory authorities. The requirements governing the conduct of clinical trials, marketing authorization, pricing and reimbursement vary widely from country to country. At present, foreign marketing authorizations are applied for at a national level, although within the European Community, or EC, registration procedures are available to companies wishing to market a product in more than one EC member state. If the regulatory authority is satisfied that adequate evidence of safety, quality and efficacy has been presented, a marketing authorization will be granted. This foreign regulatory approval process includes all of the risks associated with FDA clearance described above.

Failure to attract, retain and motivate skilled personnel and cultivate key academic collaborations will delay our product development programs and our research and development efforts.

  We are a small company with approximately 200 employees, and our success depends on our continued ability to attract, retain and motivate highly qualified management and scientific personnel and on our ability to develop and maintain important relationships with leading academic institutions and scientists. Competition for personnel and academic collaborations is intense. In particular, our product development programs depend on our ability to attract and retain highly skilled chemists and clinical development personnel. If we lose the services of any of these personnel, it could impede significantly the achievement of our research and development objectives. In particular, the loss of David V. Goeddel, our Chief Executive Officer, would be detrimental to us. If we fail to negotiate additional acceptable collaborations with academic institutions and scientists, or if our existing academic collaborations were to be unsuccessful, our product development programs may be delayed. In addition, we will need to hire additional personnel and develop additional academic collaborations as we continue to expand our research and development activities. We do not know if we will be able to attract, retain or motivate personnel or maintain relationships.

The drug discovery methods we employ are relatively new and may not lead to the development of drugs.

  The drug discovery methods we employ based upon gene regulation are relatively new. We do not know if these methods will lead to the discovery of commercially viable drugs. None of our cancer product candidates undergoing clinical testing acts by gene regulation. There is limited scientific understanding generally relating to gene expression and the role of genes in complex diseases and relatively few products based on gene discoveries have been developed and commercialized by drug manufacturers. Even if we are successful in identifying the pathways that cells use to control the expression of genes associated with specific diseases, these discoveries may not lead to the development of drugs. Furthermore, our drug discovery efforts are focused on a number of target genes, the functions of which have not yet been fully identified. As a result, the safety and efficacy of drugs that alter the expression of these genes have not yet been established. As a result, we cannot assure you that our research and development activities will result in any commercially viable products. We expect to continue to in-license or acquire additional product candidates to augment the results of our internal research activities, and in-licensed candidates may not prove to be successful.

If we cannot maintain our current corporate collaborations and enter into new corporate collaborations, our product development could be delayed.

  We rely, to a significant extent, on our corporate collaborators to provide funding in support of our research and to jointly conduct some research and preclinical testing functions. We cannot control the amount and timing of resources our corporate collaborators devote to our programs or potential products. In addition, we expect to rely on our corporate collaborators for commercialization of some of our products. If any of our corporate collaborators were to breach or terminate their agreement with us or otherwise fail to conduct the collaborative activities successfully and in a timely manner, the preclinical or clinical development or commercialization of the affected product candidates or research programs could be delayed or terminated.

  The continuation of any of our partnered drug discovery and development programs may be dependent on the periodic renewal of our corporate collaborations. All of our corporate collaborations have terms of six or fewer years, which is less than the period required for the discovery, clinical development and commercialization of most drugs. Each of our corporate collaboration agreements provides that, upon expiration of a specified period after commencement of the agreement, the corporate collaborator has the right to terminate the agreement on short notice, and each corporate collaboration agreement, other than the agreement with Roche Bioscience, provides that these terminations do not require cause. Our collaboration with Yamanouchi Pharmaceutical Co. was terminated by Yamanouchi in November 1996, and our collaboration with Merck & Co. was terminated by Merck in March 1999. Our existing corporate collaboration agreements also may terminate before the full term of the collaborations. Moreover, we may not be able to renew these collaborations on acceptable terms, if at all. We believe that our Sumitomo collaboration will expire and not be renewed at the end of its five-year term in January 2000. Additionally, Taisho has the ability to terminate our collaboration in March 2000. If funding from one or more of our corporate collaborations were reduced or terminated, including the expected expiration of the Sumitomo collaboration, we would be required to devote additional internal resources to product development or scale back or terminate some development programs or seek alternative corporate collaborators.

  There have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future corporate collaborators. If business combinations involving our corporate collaborators were to occur, the effect could be to diminish, terminate or cause delays in one or more of our corporate collaborations.

  Until recently, our corporate collaboration strategy focused on partnering with pharmaceutical companies to fund our research in gene regulation. Over the past two years, as our partnered and unpartnered research has led to product candidates, our corporate collaboration strategy has evolved. In addition to seeking collaborations for our research-stage programs, we also seek to enter into collaborations for the development of compounds discovered through our research and development efforts. The timing of these collaborations may be linked to clinical results of our product candidates. As a result, we expect our net spending on research and development to increase significantly and that our corporate collaborators will fund a smaller percentage of our expenses than historically.

  We may not be able to negotiate additional corporate collaborations on acceptable terms, if at all, and these collaborations may not be successful. Our quarterly operating results may fluctuate significantly depending on the initiation of new corporate collaboration agreements or the termination of existing corporate collaboration agreements.

If we do not realize value from our retained commercialization rights, we may not achieve our commercial objectives.

  If we do not effectively exploit the commercialization rights we have retained, we may not achieve profitability. In most of our corporate collaborations, we have retained various commercialization rights for the development and marketing of pharmaceutical products, including rights for specific pharmaceutical indications or in specified geographical regions. For a description of programs for which we have retained commercialization rights, see "Business--Corporate Collaborations." We may take advantage of these currently retained rights directly or may exploit retained rights through collaborations with others. The value of these rights, if any, will be largely derived from our ability, directly or with collaborators, to develop and commercialize drugs, the success of which is also uncertain.

  The exploitation of retained commercialization rights requires sufficient capital; technological, product development, manufacturing and regulatory expertise and resources; and marketing and sales personnel. We may not be able to develop or obtain these resources in sufficient quantity or of a sufficient quality level to enable us to achieve our objectives. To the extent that we are required to rely on third parties for these resources, failure to establish and maintain our relationships will affect our ability to realize value from our retained commercialization rights. If we seek to commercialize products for which we have retained rights through joint ventures or collaborations, we may be required to relinquish material rights on terms that may not be favorable to us. We do not know whether we will be able to enter into any agreements on acceptable terms, if at all, or that we will be able to realize any value from our retained commercialization rights.

If we fail to obtain the capital necessary to fund our operations, we will be unable to successfully develop products.

  We expect that significant additional financing will be required in the future to fund operations. We do not know whether additional financing will be available when needed, or that, if available, we will obtain financing on terms favorable to our stockholders or us. We have consumed substantial amounts of cash to date and expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure and research and development activities. We may raise this financing through public or private equity offerings, debt financings or additional corporate collaboration and licensing arrangements.

  We believe that the net proceeds from the offerings, existing cash and investment securities and anticipated cash flow from existing collaborations will be sufficient to support our current operating plan through at least the end of 2001. We have based this estimate on assumptions that may prove to be wrong. Our future capital requirements depend on many factors that affect our research, development, collaboration and sales and marketing activities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  To the extent we raise additional capital by issuing equity securities, our stockholders may experience substantial dilution. To the extent that we raise additional funds through collaboration and licensing arrangements, we may be required to relinquish some rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we will not be able to continue developing our products.

If our competitors develop and market products that are more effective than ours, our commercial opportunity will be reduced or eliminated.

  Our commercial opportunity will be reduced or eliminated if our competitors develop and market products that are more effective, have fewer side effects or are less expensive than our product candidates. We face intensifying competition from large pharmaceutical and biotechnology companies that are pursuing drugs that are competitive with our product candidates and prospective product candidates. Our competitors include fully integrated pharmaceutical companies and biotechnology companies that currently have drug and target discovery efforts. In addition, companies pursuing different but related fields represent substantial competition. Many of the organizations competing with us have substantially greater capital resources, larger research and development staffs and facilities, greater experience in drug development and in obtaining regulatory approvals and greater marketing capabilities than we do. These companies also compete with us to:

  . attract qualified personnel;
  . attract parties for acquisitions, joint ventures or other collaborations; . attract academic research institutions as collaborators; and . license the proprietary technology of these institutions that is competitive with the technology we are practicing.

  If our competitors successfully enter into partnering arrangements or license agreements with academic research institutions, we will then be precluded from pursuing those specific opportunities. Since each of these opportunities is unique, we may not be able to find an acceptable substitute.

  Universities and public and private research institutions are also competitors. While these organizations primarily have educational objectives, they may develop proprietary technology and acquire patents that we may need for the development of our drug products. We will attempt to license this proprietary technology, if available. These licenses may not be available to us on acceptable terms, if at all. In addition, we compete with a number of these organizations to recruit personnel, especially scientists and technicians.

  With respect to our drug discovery programs, other companies have product candidates in clinical trials to treat each of the diseases for which we are seeking to discover and develop product candidates. These competing potential drugs are further advanced in development than are any of our potential products and may result in effective, commercially successful products. Even if our collaborators or we are successful in developing effective drugs, our products may not compete effectively with these products or other successful products. Our competitors may succeed in developing and marketing products either that are more effective than those that we may develop, alone or with our collaborators, or that are marketed before any products we develop are marketed.

  The degree of future protection for our proprietary rights is uncertain, and we cannot ensure that:

  . we were the first to make the inventions covered by each of our pending patent applications;

Because it is difficult and costly to protect our proprietary rights, we cannot ensure their protection.

  Our commercial success will depend in part on obtaining patent protection on our products and successfully defending these patents against third party challenges. The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions. No consistent policy regarding the breadth of claims allowed in biotechnology patents has emerged to date. Accordingly, we cannot predict the breadth of claims allowed in these companies' patents.

  The degree of future protection for our proprietary rights is uncertain and we cannot assure you that:

  . we were the first to file patent applications for these inventions;
  . others will not independently develop similar or alternative technologies or duplicate any of our technologies;
  . any of our pending patent applications will result in issued patents;
  . any patents issued to us or our collaborators will provide a basis for commercially viable products or will provide us with any competitive advantages or will not be challenged by third parties;
  . we will develop additional proprietary technologies that are patentable;
    or
  . the patents of others will not have an adverse effect on our ability to do business.

  In addition, we could incur substantial costs in litigation if we are required to defend against patent suits brought by third parties or if we initiate these suits.

  Others may have filed and in the future are likely to file patent applications covering genes, gene products or therapeutic products that are similar or identical to ours. We cannot assure you that any patent application will not have priority over patent applications filed by us. Any legal action against our collaborators or us claiming damages and seeking to enjoin commercial activities relating to the affected products and processes could, in addition to subjecting us to potential liability for damages, require our collaborator or us to obtain a license to continue to manufacture or market the affected products and processes. We cannot predict whether we or our collaborators would prevail in any of these actions or that any license required under any of these patents would be made available on commercially acceptable terms, if at all. We believe that there may be significant litigation in the industry regarding patent and other intellectual property rights. If we become involved in litigation, it could consume a substantial portion of our managerial and financial resources.

  We rely on trade secrets to protect technology where we believe patent protection is not appropriate or obtainable. However, trade secrets are difficult to protect. We may not be able to adequately protect our trade secrets or other proprietary information. While we require employees, academic collaborators and consultants to enter into confidentiality agreements, we cannot assure you that:

  . proprietary information will not be disclosed;
  . others will not independently develop substantially equivalent proprietary information and techniques;
  . others will not gain access to our trade secrets or disclose this technology;
  . these obligations of confidentiality will be honored; or . we can meaningfully protect our rights to proprietary information.

  We are a party to various license agreements that give us rights to use specified technologies in our research and development processes. If we are not able to continue to license this technology on commercially reasonable terms, our product development and research may be delayed. In addition, we generally do not control the prosecution of in-licensed technology, and accordingly are unable to exercise the same degree of control over this intellectual property as we exercise over our internally developed technology.

  Our research collaborators and scientific advisors have rights to publish data and information in which we have rights. If we cannot maintain the confidentiality of our technology and other confidential information in connection with our collaborations, then our ability to receive patent protection or protect our proprietary information will be imperiled.

If we are unable to contract with third parties to manufacture our products in sufficient quantities and at an acceptable cost, we may be unable to meet demand for our products and lose potential revenues.

  Completion of our clinical trials and commercialization of our product candidates require access to, or development of, facilities to manufacture a sufficient supply of our product candidates. We will depend on our collaborators or third parties for the manufacture of compounds for preclinical, clinical and commercial purposes in their FDA-approved manufacturing facilities. Our products may be in competition with other products for access to these facilities. Consequently, our products may be subject to delays in manufacture if collaborators or outside contractors give other products greater priority than our products. For this and other reasons, our collaborators or third parties may not be able to manufacture these products in a cost-effective or timely manner. If not performed in a timely manner, the clinical trial development of our product candidates or their submission for regulatory approval could be delayed, and our ability to deliver products on a timely basis could be impaired or precluded. We may not be able to enter into any necessary third-party manufacturing arrangements on acceptable terms, if at all. Our current dependence upon others for the manufacture of our products may adversely affect our future profit margin and our ability to commercialize products on a timely and competitive basis. In particular, our current supply of finished product of lometrexol is limited and may not be sufficient for completion of all phases of clinical development. The manufacture of lometrexol is complex, and it may be difficult to efficiently manufacture or to secure an adequate supply of this compound in a timely manner or on an economical basis. We do not intend to develop or acquire facilities for the manufacture of product candidates for clinical trials or commercial purposes in the foreseeable future.

If we are unable to create sales, marketing and distribution capabilities or enter into agreements with third parties to perform these functions, we will not be able to commercialize products.

  We currently have no sales, marketing or distribution capability. In order to commercialize any products, we must internally develop sales, marketing and distribution capabilities or make arrangements with a third party to perform these services. We intend to market some products directly and rely on relationships with one or more pharmaceutical companies with established distribution systems and direct sales forces to market other products. To market any of our products directly, we must develop a marketing and sales force with technical expertise and with supporting distribution capabilities. We may not be able to establish in-house sales and distribution capabilities or relationships with third parties. To the extent that we enter into co-promotion or other licensing arrangements, our product revenues are likely to be lower than if we directly marketed and sold our products, and any revenues we receive will depend upon the efforts of third parties, which efforts may not be successful.

If we fail to obtain acceptable prices or an adequate level of reimbursement for our products from third-party payors, our ability to generate revenues will be diminished.

  The continuing efforts of government and third-party payors to contain or reduce the costs of health care through various means will limit our commercial opportunity. For example, in some foreign markets, pricing and profitability of prescription pharmaceuticals are subject to government control. In the United States, we expect that there will continue to be a number of federal and state proposals to implement similar government control. In addition, increasing emphasis on managed care in the United States will continue to put pressure on the pricing of pharmaceutical products. Cost control initiatives could decrease the price that any of our collaborators or we would receive for any products in the future. Further, to the extent that cost control initiatives have an adverse effect on our collaborators, our collaborators' ability to commercialize our products, and our ability to realize royalties from this commercialization, may be diminished.

  Our ability to commercialize pharmaceutical products, alone or with collaborators, may depend in part on the extent to which reimbursement for the products will be available from:

  . government and health administration authorities;
  . private health insurers; and
  . other third-party payors.

  Significant uncertainty exists as to the reimbursement status of newly approved health care products. Third-party payors, including Medicare, are challenging the prices charged for medical products and services. Government and other third-party payors increasingly are attempting to contain health care costs by limiting both coverage and the level of reimbursement for new drugs and by refusing, in some cases, to provide coverage for uses of approved products for disease indications for which the FDA has not granted labeling approval. Third-party insurance coverage may not be available to patients for any products we discover and develop, alone or with collaborators. If government and other third-party payors do not provide adequate coverage and reimbursement levels for our products, the market acceptance of these products may be reduced.

If conflicts arise between our collaborators, advisors or directors and us, they may act in their self-interest, which may be adverse to your best interests.

  If conflicts arise between us and our corporate or academic collaborators or scientific advisors, the other party may act in its self-interest and not in the interest of our stockholders. Some of our corporate or academic collaborators are conducting multiple product development efforts within each disease area that is the subject of the collaboration with us. Generally, in each of our collaborations, we have agreed not to conduct independently, or with any third party, any research that is competitive with the research conducted under our collaborations. Our collaborations may have the effect of limiting the areas of research that we may pursue, either alone or with others. Our collaborators, however, may develop, either alone or with others, products in related fields that are competitive with the products or potential products that are the subject of these collaborations. Competing products, either developed by the collaborators or to which the collaborators have rights, may result in their withdrawal of support for our product candidates.

  Genentech, Inc. is a potential competitor of ours and is also one of our investors. David V. Goeddel, our Chief Executive Officer and a member of our Board of Directors, is a consultant to Genentech. Mark J. Levin, a member of our Board of Directors, is Chairman, President and Chief Executive Officer of Millennium Pharmaceuticals, Inc., and Grant Heidrich, a member of our Board of Directors, also serves on the board of directors of Millennium. Millennium has publicly disclosed that it is pursuing an obesity program that is competitive with, and may have scientific overlap with, our program.

We may incur significant costs if Year 2000 compliance issues are not properly addressed.

  We use and rely on a wide variety of information technologies, computer systems and scientific equipment containing computer chips dedicated to a specific task. Some of our older computer software programs and equipment are unable to distinguish between the year 1900 and the year 2000. As a result, time-sensitive functions of those software programs and equipment may misinterpret dates after January 1, 2000 to refer to the twentieth century rather than the twenty-first century. This could cause system or equipment shutdowns, failures or miscalculations resulting in inaccuracies in computer output or disruptions of operations, including inaccurate processing of financial information and/or temporary inabilities to engage in normal business activities. In addition to risks associated with our own computer systems and equipment, we have relationships with, and are to varying degrees dependent upon, a large number of third parties that provide information, goods and services to us. These include financial institutions, suppliers, vendors, research partners and governmental entities.

  We have largely completed our assessment of our internal systems affected by the Year 2000 issue and anticipate that we will not be required to modify or replace significant portions of our software so that our computer systems will properly utilize dates past December 31, 1999. We have initiated communications with our significant suppliers to determine the extent to which we are vulnerable to those parties' failure to solve their own Year 2000 issues. At this time, we cannot predict the level of year 2000 readiness with respect to our significant suppliers. We intend to continue to monitor the progress of these third parties and will develop contingency plans in the event we become aware that one or more of these third parties fails to solve their Year 2000 issues in such a way as to affect our operations. If significant numbers of these third parties experience failures in their computer systems or equipment due to Year 2000 non-compliance, it could affect our ability to engage in normal business activities.

  Year 2000 issues affecting our business, if not adequately addressed by us, our significant suppliers and our significant service providers could have a number of "worst case" consequences. These include the loss of historical data and our inability to continue our research efforts.

If product liability lawsuits are successfully brought against us, we may incur substantial liabilities and our ability to market our products may be harmed.

  The testing and marketing of medical products entail an inherent risk of product liability. Our inability to obtain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of pharmaceutical products we develop, alone or with corporate collaborators. We currently carry clinical trial insurance but do not carry product liability insurance. Our corporate collaborators or we may not be able to obtain insurance at a reasonable cost, if at all. While under various circumstances we are entitled to be indemnified against losses by our corporate collaborators, indemnification may not be available or adequate should any claim arise. If we cannot successfully defend ourselves against these claims, we may incur substantial liabilities or be required to limit commercialization of our products.

If we use biological and hazardous materials in a manner that causes injury or violates laws, we may be liable for damages.

  Our research and development activities involve the controlled use of potentially harmful biological materials as well as hazardous materials, chemicals and various radioactive compounds. We cannot completely eliminate the risk of accidental contamination or injury from the use, storage, handling or disposal of these materials. In the event of contamination or injury, we could be held liable for damages that result, and any liability could exceed our resources. We are subject to federal, state and local laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. The cost of compliance with these laws and regulations could be significant.

RISKS RELATED TO THE OFFERINGS

If our officers, directors and largest stockholders choose to act together, they may be able to control our management and operations, acting in their best interests and not necessarily those of other stockholders.

  Following completion of the offerings, our directors, executive officers and principal stockholders and their affiliates will beneficially own approximately 42.7% of our common stock, based on their beneficial ownership as of September 30, 1999. Accordingly, they collectively will have the ability to determine the election of all of our directors and to determine the outcome of most corporate actions requiring stockholder approval. They may exercise this ability in a manner that advances their best interests and not necessarily those of other stockholders.

  In particular, Pharma Vision 2000 AG, a closed-end mutual fund investing in pharmaceutical companies such as Roche, Glaxo and Hoechst, currently owns approximately 23.5% of our outstanding common stock. Pharma Vision has expressed an interest in acquiring directly from us concurrently with the public offerings additional shares of common stock that would allow it to maintain its approximate percentage ownership. Peter Sjostrand, a member of our Board of Directors, and David V. Goeddel, our Chief Executive Officer and a member of our Board of Directors, are members of the board of directors of Pharma Vision. Pharma Vision is not a party to any standstill or other agreement limiting its ability to acquire additional shares of our capital stock and may in the future, through open market purchases or otherwise, acquire additional shares of our common stock.

Anti-takeover provisions in our charter documents and under Delaware law may make an acquisition of us, which may be beneficial to our stockholders, more difficult.

  Provisions of our amended and restated certificate of incorporation and bylaws, as well as provisions of Delaware law, could make it more difficult for a third party to acquire us, even if doing so would benefit our stockholders. These provisions:

  . establish that members of the board of directors may be removed only for cause upon the affirmative vote of stockholders owning at least two-thirds of our capital stock;
  . authorize the issuance of "blank check" preferred stock that could be issued by our board of directors to increase the number of outstanding shares and thwart a takeover attempt;
  . limit who may call a special meeting of stockholders;
  . prohibit stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders; and . establish advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at stockholder meetings.

  In addition, until November 2000, Section 203 of the Delaware General Corporation Law may discourage, delay or prevent a third party from acquiring us.

Our stock price may be volatile, and your investment in our stock could decline in value.

  Prior to this offering, there has been no public market for the common stock and an active public market for our common stock may not develop or be sustained after the offerings. The initial public offering price will be determined by negotiations between the representatives of the underwriters and us and may not be indicative of future market prices. Among the factors to be considered in determining the initial public offering price of the common stock, in addition to prevailing market conditions, will be:

  . estimates of our business potential and earnings prospects;
  . an assessment of our management; and
  . the consideration of the above factors in relation to market valuations of companies in related businesses.

  The market prices for securities of biotechnology companies in general have been highly volatile and may continue to be highly volatile in the future. The following factors, in addition to other risk factors described in this section, may have a significant impact on the market price of our common stock:

  . announcements of technological innovations or new commercial products by our competitors or us;
  . developments concerning proprietary rights, including patents;
  . developments concerning our collaborations;
  . publicity regarding actual or potential medical results relating to products under development by our competitors or us;
  . regulatory developments in the United States and foreign countries;
  . litigation;
  . economic and other external factors or other disaster or crisis; or . period-to-period fluctuations in financial results.

If our stockholders sell substantial amounts of our common stock after the offerings, the market price of our common stock may fall.

  If our stockholders sell substantial amounts of our common stock, including shares issued upon the exercise of outstanding options and warrants, the market price of our common stock may fall. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. After completion of the offerings, we will have outstanding 41,521,375 shares of common stock, including 1,468,750 shares sold to Pharma Vision in the direct offering, and assuming no exercise of outstanding options or warrants after September 30, 1999 and no exercise of the underwriters' over-allotment options. Of these shares, the following will be available for sale in the public market as follows:

  . unless held by affiliates, the 4,781,250 shares sold in the public offerings, the 1,468,750 shares sold to Pharma Vision in the direct offering and an additional 2,144,474 shares will be freely tradable upon completion of the offerings;
  . 424,249 shares will be eligible for sale beginning 90 days after the date of this prospectus;
  . 32,704,652 shares will be eligible for sale upon the expiration of lock-
    up agreements, beginning 180 days after the date of this prospectus; and . 3,709,202 shares will be eligible for sale upon the exercise of vested options 180 days after the date of this prospectus.

  In addition, holders of 26,953,539 shares of common stock, including warrants to purchase 1,015,091 shares, have contractual rights to have those shares registered with the SEC for resale to the public. We intend to file a registration statement on Form S-8 covering an aggregate of 6,371,768 shares issuable upon exercise of options to purchase common stock and common stock reserved for issuance under our stock plans within 90 days after the effective date of the Registration Statement of which this prospectus is a part. Upon filing, any shares subsequently issued under these plans will be eligible for sale in the public market, subject to compliance with Rule 144 in the case of our affiliates. We are unable to predict the effect that sales may have on the then prevailing market price of the common stock.

The offerings will cause dilution in net tangible book value.

  Purchasers in the public offerings and the direct offering will experience immediate and substantial dilution in the net tangible book value of the common stock from the initial public offering price. Additional dilution is likely to occur upon exercise of options and warrants granted by us.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

  Some statements contained in this prospectus are forward-looking statements concerning our operations, economic performance and financial condition. Forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, are included, for example, in the discussions about:

  . our strategy;
  . sufficiency of our cash resources;
  . revenues from existing and new collaborations;
  . product development;
  . our research and development and other expenses;
  . our operational and legal risks; and
  . Year 2000 issues.

  These statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied in those statements. Factors that could cause these differences include, but are not limited to, those discussed under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                USE OF PROCEEDS

  The net proceeds to us from the sale of the 4,781,250 shares of common stock in the public offerings are estimated to be $52,359,000 ($60,363,000 if the underwriters' over-allotment options are exercised in full), assuming an initial public offering price of $12.00 per share and after deducting the estimated underwriting discount and offering expenses. In addition, we will receive $17,625,000 ($20,269,000 if the underwriters' over-allotment options are exercised in full and Pharma Vision maintains its 23.5% ownership interest in us) of additional proceeds if the direct offering to Pharma Vision is consummated, assuming an initial public offering price of $12.00 per share. We intend to use the net proceeds for research and development and general corporate purposes. We may also use a portion of the net proceeds to acquire or invest in businesses, products and technologies that are complementary to our own, although no acquisitions are planned or being negotiated as of the date of this prospectus, and no portion of the net proceeds has been allocated for any specific acquisition. Pending these uses, the net proceeds will be invested in investment-grade interest-bearing securities.

  The principal purposes of the offerings are to increase our capitalization and financial flexibility, to provide a public market for our common stock and to facilitate access to public equity markets. As of the date of this prospectus we cannot specify with certainty all of the particular uses for the net proceeds we will have upon completion of the offerings. Accordingly, our management will have broad discretion in the application of net proceeds.

                                DIVIDEND POLICY

  We have never declared or paid any cash dividends on our capital stock. We currently intend to retain earnings, if any, to support the development of our business and do not anticipate paying cash dividends for the foreseeable future.

                                 CAPITALIZATION

  The following table sets forth our actual capitalization as of September 30, 1999. Our capitalization is also presented:

  . on a pro forma basis to give effect to the automatic conversion of all of our preferred stock into an aggregate of 26,953,539 shares of common stock, which will occur upon the closing of the offerings; and
  . on a pro forma as adjusted basis to reflect our receipt of the net proceeds from the sale of 4,781,250 shares of common stock in the public offerings and 1,468,750 shares of common stock to Pharma Vision in the direct offering at an assumed initial public offering price of $12.00 per share, after deducting the estimated underwriting discount and offering expenses.

                                                   As of September 30, 1999
                                                --------------------------------
                                                                      Pro Forma
                                                 Actual   Pro Forma  As Adjusted
                                                --------  ---------  -----------
                                                 (in thousands, except share
                                                    and per share amounts)
Long-term obligations, less current portion.... $ 10,254  $ 10,254    $  10,254
Stockholders' equity:
  Preferred stock, $0.001 par value, 33,000,000
   shares authorized, 26,953,539 shares issued
   and outstanding, actual, none issued
   pro forma and pro forma as adjusted.........       27        --           --
  Common stock, $0.001 par value; 55,000,000
   shares authorized; 8,317,836 shares issued
   and outstanding, actual; 35,271,375 shares
   issued and outstanding, pro forma; and
   41,521,375 shares issued and outstanding,
   pro forma as adjusted.......................        8        35           41
  Additional paid-in capital...................  182,356   182,356      252,334
  Notes receivable from stockholders...........     (647)     (647)        (647)
  Deferred compensation........................   (5,377)   (5,377)      (5,377)
  Accumulated deficit..........................  (80,811)  (80,811)     (80,811)
                                                --------  --------    ---------
    Total stockholders' equity.................   95,556    95,556      165,540
                                                --------  --------    ---------
      Total capitalization..................... $105,810  $105,810    $ 175,794
                                                ========  ========    =========

  The number of shares of common stock to be outstanding after the offerings is based on the number of shares outstanding as of September 30, 1999 and excludes:

  . 5,955,965 shares of common stock underlying options outstanding as of September 30, 1999 at a weighted average exercise price of $2.23 per share;

  . 1,015,091 shares of common stock underlying warrants outstanding as of September 30, 1999 at a weighted average exercise price of $10.17 per share;

  . 436,112 shares available for issuance or future grant under our stock option plans; and
  . 500,000 shares available for issuance under our employee stock purchase plan.

  See "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto included in this prospectus.

                                    DILUTION

  The pro forma net tangible book value of the common stock as of September 30, 1999 was $95.6 million or $2.71 per share, after giving effect to the automatic conversion of all outstanding shares of preferred stock into an aggregate of 26,953,539 shares of common stock, which will occur upon the closing of the offerings. After giving effect to the sale of the common stock in the public offerings and the direct offering to Pharma Vision at an assumed initial public offering price of $12.00 per share, assuming that the underwriters' over-allotment options are not exercised, and after deducting the estimated underwriting discount and offering expenses, the adjusted pro forma net tangible book value at September 30, 1999, would have been $165.5 million, or $3.99 per share.

  Pro forma net tangible book value per share before the offerings has been determined by dividing pro forma net tangible book value (total tangible assets less total liabilities) by the pro forma number of shares of common stock outstanding at September 30, 1999. The offerings will result in an increase in pro forma net tangible book value per share of $1.28 to existing stockholders and dilution in pro forma net tangible book value per share of $8.01 to new investors who purchase shares in the public offerings and the direct offering. Dilution is determined by subtracting pro forma net tangible book value per share after the public offerings and the direct offering from the assumed initial public offering price of $12.00 per share. The following table illustrates this dilution:

   Assumed initial public offering price.........................        $12.00
   Pro forma net tangible book value per share at September 30,
    1999.........................................................  $2.71
   Increase attributable to new investors........................   1.28
                                                                   -----
   Pro forma net tangible book value per share after the public
    offerings and the direct offering............................          3.99
                                                                         ------
   Dilution in net tangible book value to new investors..........        $ 8.01
                                                                         ======

  If the underwriters' over-allotment options are exercised in full and Pharma Vision maintains its 23.5% ownership in us, the pro forma net tangible book value per share after the offerings would be $4.15 per share, the increase in net tangible book value per share to existing stockholders would be $1.44 per share and the dilution in net tangible book value to new investors would be $7.85 per share.

  The following table summarizes, on a pro forma basis as of September 30, 1999, the differences between the total consideration paid and the average price per share paid by the existing stockholders and the new investors with respect to the number of shares of common stock purchased from us based on an assumed public offering price of $12.00 per share:

                                     Shares       Total Consideration   Average
                               ------------------ --------------------   Price
                                 Number   Percent    Amount    Percent Per Share
                               ---------- ------- ------------ ------- ---------
New investors.................  6,250,000   15.1% $ 75,000,000   30.0%  $12.00
Existing stockholders......... 35,271,375   84.9   175,263,000   70.0     4.97
                               ----------  -----  ------------  -----
  Total....................... 41,521,375  100.0% $250,263,000  100.0%
                               ==========  =====  ============  =====

  These tables do not assume exercise of stock options and warrants outstanding at September 30, 1999 and include 515,432 shares subject to repurchase by us at a weighted average price of $2.01.

  At September 30, 1999, there were 5,955,965 shares of common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $2.23 per share and 1,015,091 shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $10.17 per share.

                      SELECTED CONSOLIDATED FINANCIAL DATA

  This section presents our historical consolidated financial data. You should read carefully the consolidated financial statements included in this prospectus, including the notes to the consolidated financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The selected data in this section is not intended to replace the consolidated financial statements.

  We derived the consolidated statement of operations data for the years ended December 31, 1996, 1997 and 1998 and for the nine months ended September 30, 1999 and the consolidated balance sheet data as of December 31, 1997 and 1998 and September 30, 1999 from the audited consolidated financial statements included in this prospectus. Ernst & Young LLP, our independent auditors, audited these consolidated financial statements. The consolidated statement of operations data for the years ended December 31, 1994 and 1995 and the consolidated balance sheet data as of December 31, 1994, 1995 and 1996 are derived from our audited financial statements that are not included in this prospectus. The consolidated statement of operations data for the nine months ended September 30, 1998 are derived from our unaudited consolidated financial statements but have been prepared on a basis consistent with our audited financial statements and the notes thereto and include all adjustments (consisting only of normal recurring adjustments) that we consider necessary for a fair presentation of the information. Historical results are not necessarily indicative of future results. See notes to the consolidated financial statements for an explanation of the method used to determine the number of shares used in computing pro forma basic and diluted loss per share.

                                                                                   Nine Months
                                    Year Ended December 31,                    Ended September 30,
                          ------------------------------------------------  --------------------------
                            1994      1995      1996      1997      1998       1998          1999
                          --------  --------  --------  --------  --------  -----------  -------------
                                         (in thousands, except per share amounts)
Consolidated Statements
 of Operations Data:
Revenue:
 Collaborative research
  and development.......  $  5,618  $ 11,124  $ 15,297  $ 20,009  $ 21,362  $    13,664   $    17,856
Operating expenses:
 Research and
  development...........     9,934    13,473    18,622    26,546    33,264       24,149        31,855
 Acquired in-process
  research and
  development...........       --        --        --     18,902       --           --          3,000
 General and
  administrative........     2,219     2,507     3,630     4,020     5,002        3,650         3,903
 Amortization of
  deferred stock
  compensation..........       --        --        --        --         31          --          1,720
                          --------  --------  --------  --------  --------  -----------   -----------
                            12,153    15,980    22,252    49,468    38,297       27,799        40,478
                          --------  --------  --------  --------  --------  -----------   -----------
Loss from operations....    (6,535)   (4,856)   (6,955)  (29,459)  (16,935)     (14,135)      (22,622)
Interest income, net....       637     1,249     1,475     4,085     6,396        4,832         3,668
                          --------  --------  --------  --------  --------  -----------   -----------
Net loss................  $ (5,898) $ (3,607) $ (5,480) $(25,374) $(10,539) $    (9,303)  $   (18,954)
                          ========  ========  ========  ========  ========  ===========   ===========
Basic and diluted net
 loss per share.........  $  (2.27) $  (0.91) $  (1.09) $  (4.19) $  (1.55) $     (1.40)  $     (2.57)
                          ========  ========  ========  ========  ========  ===========   ===========
Shares used in computing
 basic and diluted net
 loss per share.........     2,601     3,957     5,034     6,063     6,791        6,666         7,388
                          ========  ========  ========  ========  ========  ===========   ===========
Pro forma basic and
 diluted net loss per
 share..................                                          $  (0.31)               $     (0.55)
                                                                  ========                ===========
Shares used in computing
 pro forma basic and
 diluted net loss per
 share..................                                            33,687                     34,314
                                                                  ========                ===========
                                          December 31,
                          ------------------------------------------------               September 30,
                            1994      1995      1996      1997      1998                     1999
                          --------  --------  --------  --------  --------               -------------
                                                      (in thousands)
Consolidated Balance
 Sheet Data:
Cash, cash equivalents
 and marketable
 securities.............  $ 22,338  $ 25,181  $ 77,078  $124,406  $119,324                 $  104,188
Working capital.........    15,236    15,193    69,394   116,527    94,535                     84,401
Total assets............    28,395    29,617    83,409   133,522   136,778                    131,026
Long-term obligations,
 less current portion...     2,477     1,712     2,128     3,456     4,734                     10,254
Deferred compensation...       --        --        --        --       (679)                    (5,377)
Accumulated deficit.....   (16,857)  (20,464)  (25,944)  (51,318)  (61,857)                   (80,811)
Total stockholders'
 equity.................    18,435    17,753    72,905   120,856   110,898                     95,556

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

  You should read the following discussion and analysis in conjunction with the "Selected Consolidated Financial Data," consolidated financial statements and related notes included elsewhere in this prospectus.

Overview

  Since our founding in November 1991, we have been engaged in the discovery and development of a broad range of novel, orally available drugs, most of which act through gene regulation. Our research programs include cancer, cytomegalovirus, diabetes, obesity, inflammation, immune disorders, high blood cholesterol levels, known as hypercholesterolemia, and bacterial diseases and a class of drug targets called orphan nuclear receptors. We have incurred net losses since inception and expect to incur substantial and increasing losses for at least the next several years as we expand our research and development activities. To date, we have funded our operations primarily through the sale of equity securities, non-equity payments from collaborators and interest income. As of September 30, 1999, our accumulated deficit was approximately $80.8 million. We received aggregate research funding under research and development collaborations between 1995 and September 30, 1999 as follows:

                                                                    Nine Months
                                           Year Ended December 31,     Ended
                                           ----------------------- September 30,
                                           1995  1996  1997  1998      1999
                                           ----- ----- ----- ----- -------------
                                                       (in millions)
Research funding received................. $13.5 $12.5 $20.0 $29.8     $21.0

  We expect our sources of revenue, if any, for the next several years to consist primarily of payments under corporate collaborations and interest income. The process of developing our products will require significant additional research and development, preclinical testing and clinical trials, as well as regulatory approval. These activities, together with our general and administrative expenses, are expected to result in substantial operating losses for the foreseeable future. We will not receive product revenue unless we or our collaborative partners complete clinical trials, obtain regulatory approval and successfully commercialize one or more of our products.

  In order to accelerate product commercialization and finance research activities, we are currently engaged in collaborations with leading pharmaceutical companies as summarized below:

Collaborator               Research Program            Commencement Date
Knoll                      Obesity                     November 1998
Japan Tobacco              Orphan Nuclear Receptors    September 1998
Roche Bioscience           Inflammation                July 1997
Japan Tobacco              Obesity/Diabetes            September 1996
Taisho                     Immune Disorders            April 1995
Sumitomo                   Hypercholesterolemia        January 1995


  Under the terms of the collaborations identified above, as of September 30, 1999, our partners had agreed to provide future research funding of up to approximately $50.7 million over a five-year period as set forth in the table below, including $33.5 million subject to possible cancellation, as well as additional payments upon the achievement of specific research and development milestones and royalties upon commercialization of any products. Research funding that is payable in the future under existing collaborations was as follows as of September 30, 1999:


                                        Three Months  Year Ending December
                                           Ending             31,
                                        December 31, ----------------------
                                            1999     2000  2001  2002  2003
                                        ------------ ----- ----- ----- ----
                                                           (in millions)
Contractual future research funding....     $2.7     $18.0 $14.5 $12.0 $3.5

  Previously, we also had collaborations with Yamanouchi relating to inflammation (commenced in November 1993, ended in November 1996) and with Merck relating to viral disease (commenced in December 1993, ended in March
1999). Our collaborations with Sumitomo and Taisho are scheduled to end in accordance with their terms during 2000 and 2001, respectively. Furthermore, Taisho has the right to terminate its agreement with us during 2000, prior to the scheduled expiration of the agreement in 2001. We do not expect the Sumitomo collaboration to be extended and cannot predict whether Taisho will exercise its contractual right to terminate its agreement with us during 2000. During 1999, we received an aggregate of $6.7 million from these agreements and from our prior collaboration with Merck. We do not expect to receive any funding from Sumitomo or Merck and may not receive any further funding from Taisho during 2000. Accordingly, if we do not enter into new corporate collaborations, collaborative research and development revenue and cash received from collaborative partners will decline for the foreseeable future.

Acquisition

  On October 31, 1997, we acquired Amplicon Corp., a research organization engaged principally in identifying and characterizing human genes involved in particular cancers. In connection with the acquisition, we issued 1,620,004 shares of preferred stock and warrants to acquire an additional 245,456 shares of preferred stock in exchange for all of Amplicon's outstanding capital stock. In addition, all outstanding stock options to purchase Amplicon common stock were replaced with options and warrants to purchase shares of our preferred stock. The aggregate value of the consideration issued to the Amplicon stockholders and option holders was $18.9 million. The acquisition was recorded using the purchase method of accounting. Accordingly, we allocated the purchase price to the assets acquired and liabilities assumed based on their estimated fair values as of the date of acquisition. The operating results of Amplicon are included in our consolidated statements of operations data from the effective date of the acquisition.

  At the date of the acquisition, Amplicon's sole activity was performing basic research to identify genes that may result in the development of diagnostic and therapeutic products for the treatment of cancer. Prior to the acquisition, Amplicon had discovered over twenty novel genetic regions that are commonly mutated in human cancers and was actively searching within these regions for genes that play an important role in the development of cancer. Amplicon's efforts to identify cancer genes relied heavily on a proprietary methodology, known as Representational Difference Analysis, that is distinct from other methods as a result of its ability to identify non-inherited genetic mutations. The Representational Difference Analysis methodology is specifically applicable to the discovery of cancer genes, acquired genetic mutations and pathogens and does not have alternative future uses.

  From the date of the acquisition through September 30, 1999, we incurred $6.2 million (less than 9% of total research and development expenses during the period) of expenses in connection with the effort to discover cancer genes at Amplicon. We have no plans to significantly change our rate of investment in the cancer gene discovery project for the foreseeable future. To date, no products have been developed from this project, technological feasibility has not been proven and no corporate collaborations have been consummated based on the research at Amplicon. Accordingly, the future benefits of the ongoing research remain uncertain. Due to the absence of tangible products from the research and the uncertainties of the discovery process, we are not able to precisely predict the time and resources that will be necessary to develop and obtain regulatory approval for any product that may be discovered using the acquired methodology.

  In order to determine the value of the cancer gene discovery project and the related methodology at the time of the acquisition, we considered a wide range of estimates of the time and resources necessary to identify, characterize, develop and obtain regulatory approval for potential cancer diagnostics and therapeutics and the related market size and potential cash flows from developed products. We also considered the risks associated with the development process, including the inherent difficulties and uncertainties in successfully developing diagnostic and therapeutic products, thereby achieving technological feasibility, and the risk related to changes in target markets. Using this approach, we concluded that the estimated fair value of the acquired in-process research and development was $21.4 million at the date of acquisition. Accordingly, the excess of the purchase price over the value of tangible net assets acquired of $18.9 million was expensed as acquired in-process research and development. We believe this amount did not exceed the amount a third party would have paid for the project.

License Agreement

  On September 24, 1999, we executed a license agreement with Eli Lilly under which we obtained an exclusive, worldwide, royalty-bearing license to make, use and sell pharmaceutical products containing a compound known as lometrexol. In connection with this agreement, we paid Eli Lilly an initial license fee and agreed to pay specified milestones and royalties upon successful commercialization of lometrexol. Under the agreement, Eli Lilly granted us a license to its proprietary technology relating to lometrexol, and also a sublicense under an exclusive license granted to Eli Lilly by Princeton University relating to lometrexol. Eli Lilly has specified obligations under the agreement to maintain the license from Princeton. Eli Lilly has the right to match the material terms of any offer made by a third party to Tularik for commercialization rights relating to lometrexol products. We may terminate the agreement with Eli Lilly upon written notice. Eli Lilly may terminate our license in specified major countries if we fail to use reasonable diligence to develop lometrexol products in these countries and may terminate the agreement if we fail to use appropriate diligence to develop lometrexol products in a predetermined number of major countries. If Eli Lilly terminates the agreement, Eli Lilly obtains a nonexclusive, royalty-bearing, worldwide license to our technical improvements to lometrexol.

  At the date of the license agreement, lometrexol had completed the first of three phases of clinical trials required to seek regulatory approval from the FDA. No trials had been commenced that could have demonstrated, with statistical significance, the effectiveness of lometrexol as a treatment for any type of cancer. These trials, necessary to establish the technological feasibility of lometrexol, will not be completed for at least several years. In addition, lometrexol has no known alternative future uses. Accordingly, the initial license payment was allocated to acquired in-process research and development and expensed at the time of the agreement.

Stock Compensation

  During the year ended December 31, 1998 and the nine months ended September 30, 1999, in connection with the grant of stock options to employees, we recorded deferred stock compensation totaling $7.1 million, representing the difference between the deemed fair value of our common stock for financial reporting purposes on the date these options were granted and the exercise price. This amount is included as a reduction of stockholders' equity and is being amortized over the vesting period of the individual options, generally four years, using the graded vesting method. The graded vesting method provides for vesting of portions of the overall award at interim dates and results in higher vesting in earlier years than straight-line vesting. We recorded amortization of deferred stock compensation of $31,000 for the year ended December 31, 1998 and $1.7 million for the nine months ended September 30, 1999. At September 30, 1999, we had a total of $5.4 million remaining to be amortized over the vesting periods of the stock options. We anticipate that additional deferred compensation will be recorded for options granted after September 30, 1999. You should read Note 2 of notes to consolidated financial statements.

Results of Operations

 Nine Months Ended September 30, 1999 and 1998

  Collaborative research and development revenue. Collaborative research and development revenue was $17.9 million for the nine months ended September 30, 1999, compared with $13.7 million during the nine months ended September 30, 1998. The increase in 1999 was principally attributable to revenue from new corporate collaboration agreements signed in the second half of 1998. These included agreements with Japan

Tobacco in the area of orphan nuclear receptors and with Knoll in obesity. The effect of these new agreements was partially offset by lower revenue from the collaboration with Merck, which ended in March 1999. We expect collaborative research and development revenue to decline for the foreseeable future as existing collaborations expire at the end of their terms. We believe that our Sumitomo collaboration will expire and not be renewed at the end of its five-year term in January 2000. Additionally, Taisho has the ability to terminate our collaboration with them in March 2000. Until recently, our corporate collaboration strategy focused on funding research in gene regulation. Over the past two years, as this research has led to product candidates, our corporate collaboration strategy has evolved. In addition to seeking corporate collaborations for our research-stage programs, we also seek to enter into collaborations for the development of compounds discovered through our research and development efforts. The timing of these collaborations may be linked to clinical results of our product candidates.

  Research and development expenses. Research and development expenses were $31.9 million for the nine months ended September 30, 1999, compared with $24.1 million during the nine months ended September 30, 1998. This increase was primarily attributable to increases in employee costs, clinical and preclinical costs and higher occupancy costs associated with a second building at our South San Francisco, California facility, which we occupied in January 1999. We expect research and development expenses to increase significantly in future periods, particularly as new and existing product candidates advance into later stages of development. Additionally, we expect that corporate collaborations will fund a smaller percentage of our research and development expenses than historically.

  Acquired in-process research and development was written off during the nine months ended September 30, 1999 in connection with the license agreement we executed with Eli Lilly, which was effective September 24, 1999. You should read Note 7 of the notes to consolidated financial statements.

  General and administrative expenses. General and administrative expenses were $3.9 million for the nine months ended September 30, 1999, compared with $3.7 million during the nine months ended September 30, 1998. This increase was primarily attributable to higher employee and occupancy costs. We expect that general and administrative expenses will increase in the future to support continued growth of our research and development efforts and to accommodate new demands associated with operating as a public company.

  Amortization of deferred compensation. Amortization of deferred stock compensation was $1.7 million for the nine months ended September 30, 1999. There was no amortization of deferred stock compensation for the nine months ended September 30, 1998. We recorded aggregate deferred stock compensation of $7.1 million in the period from October 1, 1998 through September 30, 1999 for options awarded to employees with exercise prices below the deemed fair value for financial reporting purposes of our common stock on their respective grant dates.

  Interest income, net. Net interest income was $3.7 million for the nine months ended September 30, 1999, compared with $4.8 million during the corresponding period in 1998. The decrease in net interest income resulted from lower average interest-bearing balances and higher debt balances during the 1999 period.

 Years Ended December 31, 1998, 1997 and 1996

  Collaborative research and development revenue. Collaborative research and development revenue was $21.4 million in 1998, compared with $20.0 million in 1997 and $15.3 million in 1996. The increase in 1998 was principally attributable to revenue from new collaboration agreements signed in 1998 with Japan Tobacco in the area of orphan nuclear receptors and Knoll in obesity. The increase in 1997 compared with 1996 was primarily due to a new collaboration with Roche Bioscience to provide funding for our inflammation program after the termination by Yamanouchi and the first full year of our collaboration with Japan Tobacco in obesity/diabetes. These factors were partially offset by the termination by Yamanouchi in November 1996 of its collaboration with us in the inflammation area, which had accounted for $4.7 million of collaborative research and development revenue during 1996.

  Research and development expenses. Research and development expenses were $33.3 million in 1998, compared with $26.5 million in 1997 and $18.6 million in 1996. The increase in 1998 was primarily attributable to increases in employee costs and clinical and preclinical development expenses as we added a research program in the area of orphan nuclear receptors, acquired Amplicon and increased the level of resources committed to existing research efforts. Employee costs and development expenses also contributed to the increase in research and development expenses in 1997 as compared with 1996. In addition, 1997 was our first full year in a new facility in South San Francisco, California, which we occupied in April 1996 to accommodate our growth. This new facility led to higher occupancy costs in 1997 than we incurred in 1996.

  Acquired in-process research and development of $18.9 million was written-off during 1997 in connection with our acquisition of Amplicon, which was effective October 31, 1997. You should read Note 6 of the notes to consolidated financial statements.

  General and administrative expenses. General and administrative expenses were $5.0 million, $4.0 million and $3.6 million in 1998, 1997 and 1996, respectively. These increases reflected higher employee costs associated with growth of most functional areas in support of our expanding research and development activities. During this three-year period, general and administrative expenses increased an aggregate 39% compared with 79% growth in research and development expenses.

  Amortization of deferred stock compensation. Amortization of deferred stock compensation was $31,000 in 1998. There was no amortization of deferred stock compensation in 1997 and 1996. In 1998, we recorded deferred stock compensation of approximately $710,000 for options awarded to employees with exercise prices below the deemed fair value for financial reporting purposes of our common stock on their respective grant dates.

  Interest income, net. Net interest income was $6.4 million, $4.1 million and $1.5 million in 1998, 1997 and 1996, respectively. These increases were due primarily to sequentially higher interest-bearing balances as a result of preferred stock financings in 1997 and 1996.

Liquidity and Capital Resources

  Since inception, our primary sources of funds have been the sale of equity securities, non-equity payments from collaborators and interest income. As of September 30, 1999, we had raised $161.1 million from the sale of equity securities, including $13.0 million from collaborators, and received $108.3 million in non-equity payments from collaborators. Aggregate interest income earned since our inception was $21.5 million through September 30, 1999.


  We had cash, cash equivalents and marketable securities of $104.2 million at September 30, 1999, a decrease of $15.1 million from December 31, 1998. Cash used in operations during the nine months ended September 30, 1999 was $11.6 million. Cash used to purchase a restricted investment in connection with a secured financing arrangement was $4.0 million. Cash used for purchases of equipment and leasehold improvements totaled $8.5 million during the nine months ended September 30, 1999. Cash received from equipment financing during the nine months ended September 30, 1999 was $10.1 million. The annual interest rates of these financings ranged from 9.0% to 12.0% and the financing arrangements have terms of approximately 4 years each. As of September 30, 1999,we had $2.9 million available under equipment financing arrangements, which we expect to utilize in 2000. Repayments of long-term obligations totaled $2.5 million during the nine months ended September 30, 1999. Cash received from stock option exercises during the nine months ended September 30, 1999 was $1.4 million. We expect operating spending to increase in the future as we expand operations to support the development of new and existing product candidates while capital spending is expected to decrease moderately from 1999 levels now that leasehold improvements in our second building have been completed.

  During the three year period ended December 31, 1998, cash used in operating and investing activities was $10.5 million and $70.7 million, respectively. Uses of cash in operating activities were primarily to fund net losses, excluding noncash charges. Uses of cash in investing activities included $58.9 million used for net purchases of available-for-sale securities, $9.2 million for capital expenditures, $2.0 million in purchases of long-term investments and $500,000 related to the acquisition of Amplicon. Financing activities provided cash of $116.5 million during the three year period ended December 31, 1998. This amount represented primarily proceeds from the sale of equity securities.

  Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary as a result of a number of factors. We believe that our existing cash and investment securities and anticipated cash flow from existing collaborations together with the net proceeds of the public offerings and the direct offering to Pharma Vision will be sufficient to support our current operating plan through at least the end of 2001. We have based this estimate on assumptions that may prove to be wrong. Our future capital requirements will depend on many factors, including:

  . the progress of our research activities;
  . the number and scope of our research programs;
  . the progress of our preclinical and clinical development activities;
  . the progress of the development efforts of our collaborators;
  . our ability to establish and maintain current and new collaboration and licensing arrangements;
  . our ability to achieve our milestones and receive funding under collaboration arrangements;
  . the costs involved in enforcing patent claims and other intellectual property rights;
  . the costs and timing of regulatory approvals; and . the costs of establishing sales, marketing and distribution capabilities.

  Future capital requirements will also depend on the extent to which we acquire or invest in businesses, products and technologies. Until we can generate sufficient levels of cash from our operations, which we do not expect to achieve for at least several years, we expect to finance future cash needs through the sale of equity securities, strategic collaborations and debt financing as well as interest income earned on cash balances. We cannot assure you that additional financing or collaboration and licensing arrangements will be available when needed or that, if available, this financing will be obtained on terms favorable to us or our stockholders. Insufficient funds may require us to delay, scale back or eliminate some or all of our research or development programs, to lose rights under existing licenses or to relinquish greater or all rights to product candidates at an earlier stage of development or on less favorable terms than we would otherwise choose or may adversely affect our ability to operate as a going concern. If additional funds are raised by issuing equity securities, substantial dilution to existing stockholders may result.

  Our cash and investments policy emphasizes liquidity and preservation of principal over other portfolio considerations. We select investments that maximize interest income to the extent possible given these two constraints. We satisfy liquidity requirements by investing excess cash in securities with different maturities to match projected cash needs and limit concentration of credit risk by diversifying our investments among a variety of high credit-quality issuers.

  As of September 30, 1999, we had federal net operating loss carryforwards of approximately $54.2 million to offset future taxable income. We also had federal research and development tax credit carryforwards of approximately $3.9 million. If not utilized, net operating loss and credit carryforwards will begin to expire in 2007. Utilization of the net operating losses and credits may be subject to a substantial annual limitation due to ownership change limitations provided by the Internal Revenue Code of 1986. The annual limitation may result in the expiration of our net operating losses and credits before they can be used. You should read Note 13 of notes to consolidated financial statements.

Year 2000 Compliance

  We use and rely on a wide variety of information technologies, computer systems and scientific equipment containing computer chips dedicated to a specific task. Some of our older computer software programs and equipment are unable to distinguish between the year 1900 and the year 2000. As a result, time-sensitive functions of those software programs and equipment may misinterpret dates after January 1, 2000 to refer to the twentieth century rather than the twenty-first century. This could cause system or equipment shutdowns, failures or miscalculations resulting in inaccuracies in computer output or disruptions of operations, including inaccurate processing of financial information and/or temporary inabilities to engage in normal business activities. In addition to risks associated with our own computer systems and equipment, we have relationships with, and are to varying degrees dependent upon, a large number of third parties that provide information, goods and services to us. These include financial institutions, suppliers, vendors, research partners and governmental entities.

  We have largely completed our assessment of our internal systems affected by the Year 2000 issue and anticipate that we will not be required to modify or replace significant portions of our software so that our computer systems will properly utilize dates past December 31, 1999. We have initiated communications with our significant suppliers to determine the extent to which we are vulnerable to those parties' failure to solve their own Year 2000 issues. At this time, we cannot predict the level of Year 2000 readiness with respect to our significant suppliers. We intend to continue to monitor the progress of these third parties. We have developed contingency plans to address potential third party Year 2000 problems. These contingency plans include the procurement of additional back-up power for our facilities in case of power outages, selection of alternative suppliers for particular supplies if these supplies become unavailable, and alternative methods of payment to suppliers and employees if our payment systems become temporarily inoperable. If significant numbers of these third parties experience failures in their computer systems or equipment due to Year 2000 non-compliance, it could affect our ability to engage in normal business activities. We have incurred $75,000 of expenses to date to address various Year 2000 issues.

  If we, our customers, our providers of hardware and software, or our third-party computer network providers fail to remedy any Year 2000 issues, the reasonably likely worst case scenario would be the loss of historical data and interruption of our research programs, which could have a material adverse effect on our business, financial condition and results of operations by causing a significant number of operational inconveniences and inefficiences that may divert our time and attention and financial and human resources from our ordinary research and business activities. Presently we are unable to quantitatively estimate the duration and extent of any interruption, or estimate the effect these interruptions may have on our future revenue.

Disclosure About Market Risk

  Our exposure to market risk is principally confined to our cash equivalents and investments that have maturities of less than two years. We maintain a non-trading investment portfolio of investment grade, liquid debt securities that limits the amount of credit exposure to any one issue, issuer or type of instrument. The securities in our investment portfolio are not leveraged, are classified as available for sale and are therefore subject to interest rate risk. We currently do not hedge interest rate exposure. If market interest rates were to increase by 100 basis points, or 1%, from September 30, 1999 levels, the fair value of our portfolio would decline by approximately $356,000. The modeling technique used measures the change in fair values arising from an immediate hypothetical shift in market interest rates and assumes ending fair values include principal plus accrued interest.

                                    BUSINESS

Overview

  Tularik engages in the discovery and development of a broad range of novel and superior orally available drugs based on gene regulation. Building on our scientific strengths, we intend to become a world-class pharmaceutical company. Our research programs, all of which address large commercial markets, include cancer, cytomegalovirus, diabetes, obesity, inflammation, immune disorders, high blood cholesterol levels, known as hypercholesterolemia, bacterial diseases and a class of drug targets called orphan nuclear receptors because their exact function is unknown and they are located within the nucleus of the cell. We have diversified our drug discovery and development efforts not only across a large number of diseases, but also across multiple promising targets and drug candidates for these diseases. We have identified 14 drug leads in our programs and are developing products that include:

  . one cancer drug candidate that has completed human testing designed to determine safety, known as phase 1 clinical trials;

  . one cancer drug candidate that is undergoing phase 1 clinical trials;

  . one cancer drug candidate for which an Investigational New Drug application has been approved by the FDA; and

  . one cytomegalovirus drug candidate undergoing preclinical testing consisting of animal studies designed to determine the feasibility of human testing.

Background

  Small Molecule Drugs. Because small molecule drugs are generally administered orally, they remain the preferred treatment for most diseases, and are particularly appropriate for the treatment of chronic diseases requiring the daily administration of medications over many years. Historically, the opportunity to commercialize small molecule drugs has been limited by the difficulty inherent in discovering safe and effective small molecule therapeutics.

  Molecular Biology Revolution. Groundbreaking advances in molecular biology in the late 1970s expanded the range of drug treatment options beyond small molecule drugs. Early biotechnology companies, such as Amgen and Genentech, capitalized on these scientific advances by utilizing the coding elements of genes to produce protein therapeutics. Unlike many small molecule drugs, protein therapeutics must be given by injection. Dr. David V. Goeddel, our Chief Executive Officer, was instrumental in the discovery and commercialization of numerous therapeutic proteins at Genentech, including human insulin, growth hormone and tissue plasminogen activator. These advances in molecular biology led to other protein, DNA and gene related approaches. More recently, chemistry-based drug development disciplines have been directed toward finding small molecule drugs that interact with specific molecular targets to achieve a desired therapeutic effect.

  Gene Expression. The human body is composed of specialized cells that perform different functions and are organized into tissues and organs. All cells in the human body contain the same set of approximately 100,000 genes, referred to as the human genome. Approximately 10% of the total number of genes are activated, or expressed, in an individual human cell, and different subsets of genes are activated in distinct cell types. Most genes direct the production of specific proteins through a two-step decoding process, resulting in the production of approximately 10,000 different proteins in a typical cell. Proteins, such as hormones, enzymes and receptors, carry out critical biological functions. Gene activation is known as gene expression, and the selective activation of different subsets of genes in distinct cell types is referred to as differential gene expression. All functions of cells, tissues and organs are controlled by differential gene expression. As an example, cells in the pancreas known as beta cells make large amounts of the insulin protein, which is secreted and which circulates throughout the body, regulating glucose metabolism. The exclusive production of insulin by these cells reflects the fact that its encoding gene, the insulin gene, is expressed only in these specialized cells. In all other cells of the body, the insulin gene is not expressed. Differential gene expression results in the carefully controlled, or regulated, production of functional proteins, such as insulin.

  Regulation of Gene Expression. Central to the process of differential gene expression are the regulatory elements of genes that are responsible for determining when and where in the body a gene is expressed, or switched on. The regulatory elements of genes operate by interacting with a specialized category of proteins called transcription factors, which are responsible for turning the genes on and off. In addition, the activities of transcription factors are themselves controlled by a network of gene regulation pathways composed of proteins. Transcription factors and the other proteins in this network of gene regulation pathways represent potential targets for therapeutic intervention, or drug discovery targets, because of their potential to switch genes on and off. These protein targets reside inside the cell.

  The Role of Gene Regulation in Disease. When one or more steps in a normal cellular pathway is upset or blocked, disrupting the normal balance or function of essential proteins, disease may occur. This disruption can occur because of an intrinsic defect, a harmful environmental stimulus or a combination of both. Intrinsic defects arise from mutations in particular genes, which can either affect the level of gene expression or alter the protein that is produced. Inappropriate gene regulation, resulting in overexpression or underexpression of a protein or group of proteins, plays an important role in numerous diseases, including cardiovascular disease, inflammation and immune disorders and metabolic diseases such as obesity and diabetes. Furthermore, infectious agents, such as bacteria and viruses, rely on gene regulation to survive and proliferate in the human body.

  The Regulation of Genes with Small Molecule Drugs. Commencing in the 1970s, a pioneering group of academic scientists, including Drs. Steven L. McKnight and Robert Tjian, two of our founders, directed their research towards understanding the regulatory elements of genes in order to clarify the mechanisms responsible for turning genes on and off. The results of this research suggested an approach to discovering novel drugs that target these gene regulatory mechanisms that are within the cell, or intracellular. Protein therapeutics are inappropriate for these targets because they are not small molecules and therefore cannot penetrate the cell. By contrast, small molecules are ideally suited for stimulating or inhibiting the function of intracellular targets.

Tularik Advantage

  We are a pioneer in the application of gene regulation biology to drug discovery. Our drug discovery platform is directed toward the discovery of gene regulating pathways and orally available drugs that act on these pathways. We believe that our understanding of gene regulation, the strength of our scientific and management team and the efficiencies captured through our integrated drug discovery and development platform place us in a leading position to discover, develop and commercialize novel, orally available drugs.

  Advantages of Gene Regulation Approach. Approaches to drug discovery that seek drug targets through the random sequencing of portions of the human genome generally do not lead to an understanding of the relevance of discovered genes as drug targets. Similarly, the identification of genes or proteins without an understanding of the pathways by which they operate may not permit identification of the optimal point of pharmaceutical intervention. In contrast, our approach based on gene regulation permits the identification of multiple targets within a pathway or subpathway that regulates genes and increases the likelihood that we will be able to identify the optimal target for effective therapeutic intervention. The potential to regulate the part of the pathway that causes a specific disease without impacting other parts of the same pathway that perform other functions may allow us to develop drugs that have fewer side effects than less specific drugs. Many intracellular targets associated with gene regulation pathways are well suited for small molecule, orally available drugs. In addition, we believe that understanding the mechanism of action of drug candidates that act by gene regulation may allow us to select clinical indications and design clinical trials that have more predictable results than has typically been the case. Finally, gene regulation is fundamental to the development or progression of most diseases and, therefore, may have broad applicability.

  Integrated Drug Discovery and Development Platform. We have developed a drug discovery and development infrastructure that we believe positions us to become a leading pharmaceutical company. Our drug discovery and development expertise includes molecular biology, biochemistry, structural biology, chemistry, pharmacology and human testing. Our management team has extensive drug discovery and development experience with large pharmaceutical companies. To complement our internal capabilities, we collaborate with world-renowned scientists and clinicians and with leading pharmaceutical companies. We believe that our integration of biology, chemistry and pharmacology enhances our ability to find novel gene regulating drugs and that our drug discovery and development efforts are highly efficient and productive. To date, we have:

  . identified numerous novel proteins that regulate the expression of disease-causing genes;

  . established more than 80 automated drug testing systems, known as high throughput screening assays, that mimic the diseases addressed by our programs;

  . conducted more than 15 million drug screens using a library of more than 500,000 distinct compounds and natural products;

  . identified 14 drug leads, seven of which are being optimized by chemists;

  . identified one cytomegalovirus drug candidate that is undergoing preclinical testing;

  . identified one cancer drug candidate for which an Investigational New
    Drug application has been approved by the FDA;

  . identified one cancer drug candidate that is undergoing phase 1 clinical trials; and

  . obtained a license for a cancer drug candidate that has completed phase 1 clinical trials and that we expect to enter human testing designed to determine efficacy, known as phase 2 clinical trials, during 2000.

  Clinical Candidates. We have commenced, or are preparing for, human testing of three cancer drug candidates: lometrexol, T138067, which we refer to as T67, and T900607, which we refer to as T607. Our most advanced drug candidate, which we recently licensed from Eli Lilly, is called lometrexol. The utility of cancer drugs like lometrexol has been proven by methotrexate, a drug that has been used extensively in the treatment of several tumor types. We expect to commence phase 2 clinical trials of lometrexol in 2000. T67 acts on the same protein targeted by the cancer drugs Taxol and vincristine. In contrast to these drugs, T67 retains its activity against tumor cells that are multiple drug resistant and is able to enter the brain. We have enrolled 29 patients in phase 1 trials of T67 to date. Pending successful completion of these trials, we will initiate phase 2 clinical trials of T67 in several tumor types, including brain tumors. T607 is an analog of T67, has the same target and is similarly active against multiple drug resistant tumors. Animal studies indicate that T607 is distinct from T67 because T607 has a reduced ability to enter the brain, which may make it suitable for the treatment of different tumor types than T67. We recently received approval of an Investigational New Drug application for T607.

  Attractive Commercial Opportunities. Our programs address cancer, cytomegalovirus, diabetes, obesity, inflammation, immune disorders, high blood cholesterol levels, known as hypercholesterolemia, bacterial diseases and a class of drug targets called orphan nuclear receptors because their exact function is unknown and they are located within the nucleus of the cell. These programs offer potential opportunities to develop drugs for many therapeutic indications. The significant unmet medical and quality-of-life needs for these diseases represent large commercial markets. We intend to commercialize drugs independently and through collaborations with pharmaceutical partners, and to date we have retained significant rights to independently market products resulting from most of our programs. The breadth of our current activities and the potential for the application of our platform to additional diseases reduces the risks associated with drug discovery, development and commercialization.

Our Strategy

  Our objective is to build a world-class pharmaceutical company that discovers, develops and commercializes novel and superior drugs that act by gene regulation. The key elements of our scientific and business strategy to achieve our objective are:

  Emphasize scientific excellence across our multidisciplinary drug discovery and development platform. We intend to build on the excellence in biology embodied in our target discovery, assay development and screening capabilities by continuing to integrate high quality efforts in structural biology, chemistry, pharmacology and preclinical and clinical development. We plan to add management and technical expertise at each stage of our growth. Important components of our strategy include entering into collaborations with leading academic scientists and pharmaceutical companies and internally developing and in-licensing state-of-the-art technologies as needed.

  Focus on diseases representing large market opportunities with significant unmet medical needs. Our drug discovery efforts generally target diseases that represent large commercial opportunities and that are underserved by available therapeutic alternatives. Shortcomings of currently available treatments may include limited efficacy, side effects or method of delivery. In particular, we believe that orally available drugs that treat disease with a high degree of specificity without these shortcomings will have strong commercial potential.

  Develop orally available small molecule drugs. Our drug discovery and development efforts focus on orally available small molecule drugs. The major advantage of small molecule therapeutics is the potential for oral administration. In addition, these drugs can be manufactured by conventional methods, resulting in lower manufacturing costs and higher margins than for other types of drugs, such as protein therapeutics.

  Increase likelihood of commercial success through diversification. To reduce the risks inherent in drug discovery and development and our reliance on any one of our programs, we have diversified our drug discovery and development efforts by pursuing a large number of diseases and multiple promising targets and drug candidates for these diseases. Where appropriate, we intend to pursue product candidates that act through mechanisms of action other than gene regulation.

  Sustain a pipeline of drug candidates and accelerate drug development. We expect our productive and efficient drug discovery and development platform, coupled with the breadth of our programs, to consistently yield a large number of drug candidates. We subject each product candidate to rigorous preclinical scrutiny and determine its mechanism of action before we enter clinical trials. This enables us to obtain the best drug candidate for each indication and to focus financial resources only on drug candidates that we believe are the most likely to become drugs. We may be able to accelerate approval and commercialization by developing a detailed understanding of our products' characteristics, which may enable us to select optimal clinical indications and design the most appropriate clinical trials. We intend to augment our internal discovery and development efforts by obtaining licenses to promising clinical candidates.

  Commercialize pharmaceuticals in selected markets. We intend to build a world-class pharmaceutical company with the objective of bringing to market novel and superior drugs that are proprietary to us. In North America, we intend to develop a focused sales force to market products to specialty physicians. We intend to seek corporate collaborations or joint ventures for drugs prescribed by general practice physicians or a large number of specialists. In addition, we also intend to continue to selectively collaborate with pharmaceutical and biotechnology companies to accelerate product commercialization in Asia and possibly Europe. Currently, five corporate partners fund significant portions of six of our programs. We have retained worldwide commercialization rights to our cancer, bacterial diseases and cytomegalovirus programs and North American commercialization rights in four of our externally funded programs.

Product Development

  Our drug discovery and development system is broadly applicable to a wide range of diseases. We have applied this system to diseases that represent large medical markets with significant patient populations that are underserved by current therapeutic products. Our pipeline includes two cancer drug candidates in clinical testing, one cancer drug candidate for which an Investigational New Drug application has been approved, one preclinical cytomegalovirus drug candidate and 14 drug leads in our other programs. The following table summarizes key information in our nine programs:

          Program                 Status (1)              Key Achievements
-------------------------------------------------------------------------------
  Cancer
     Lometrexol            Preparing for phase 2    Licensed from Eli Lilly an
                           clinical trials          antifolate drug candidate
                                                    with phase 1 clinical
                                                    responses in a range of
                                                    human tumors.
     T67                   Phase 1 clinical trials  Discovered an agent that
                                                    binds to tubulin and
                                                    inhibits growth of multiple
                                                    drug resistant tumors in
                                                    animals.
     T607                  Investigational New Drug Generated second-generation
                           application approved     analog of T67 that may have
                                                    advantages for treating
                                                    particular types of tumors.
-------------------------------------------------------------------------------
  Cytomegalovirus          Preclinical Development  Discovered compounds that
                                                    are orally active in animal
                                                    models of human
                                                    cytomegalovirus infection
                                                    and plan to file an
                                                    Investigational New Drug
                                                    application in 2000.
-------------------------------------------------------------------------------
  Diabetes                 Lead Optimization        Identified compounds with
                                                    activity in animal models
                                                    predictive of anti-diabetic
                                                    efficacy.
-------------------------------------------------------------------------------
  Obesity                  Lead Optimization        Discovered a series of
                                                    compounds that increase the
                                                    level of circulating
                                                    leptin.
-------------------------------------------------------------------------------
  Inflammation             Lead Optimization        Elucidated key gene
                                                    regulation pathways and
                                                    discovered numerous
                                                    proteins involved in
                                                    inflammatory gene
                                                    regulation by interleukin-1
                                                    and tumor necrosis factor.
                                                    Identified a lead compound
                                                    that inhibits expression of
                                                    inflammatory response genes
                                                    in animal models.
-------------------------------------------------------------------------------
  Immune Disorders         Lead Optimization        Discovered and validated
                                                    human transcription factors
                                                    STAT6 and STAT4 as targets
                                                    for allergy/asthma and
                                                    autoimmune diseases,
                                                    respectively. Identified a
                                                    series of compounds that
                                                    inhibit STAT6.
-------------------------------------------------------------------------------
  Hypercholesterolemia     Lead Optimization        Identified lead compounds
                                                    that lower cholesterol in
                                                    animals. Discovered
                                                    regulatory pathways
                                                    involved in cholesterol
                                                    metabolism.
-------------------------------------------------------------------------------
  Bacterial Diseases       Lead Optimization        Identified a series of
                                                    compounds that demonstrate
                                                    gram-positive antibacterial
                                                    activity and confirmed
                                                    protein target using
                                                    genetic techniques.
-------------------------------------------------------------------------------
  Orphan Nuclear Receptors Lead Optimization        Discovered two nuclear
                                                    receptors. Developed novel
                                                    biochemical screening
                                                    technology to identify
                                                    nuclear receptor
                                                    modulators. Identified lead
                                                    series and initiated
                                                    chemistry.

--------
(1) "Lead Optimization"
                     Ongoing chemistry effort to improve potency, toxicity, specificity and/or other properties of drug leads. Evaluation of drug leads in relevant models.

"Preclinical Development"

                     Pharmacology and toxicology testing in preclinical models to gather data necessary to comply with applicable regulatory protocols prior to submission of an Investigational New Drug application to the FDA.

 Cancer

  Cancer is a group of diseases characterized by uncontrolled growth and proliferation of abnormal cells. This growth ultimately invades vital organs and often results in death. The worldwide market for branded cancer drugs totaled approximately $7.8 billion in 1998 and is projected to grow at an 8.5% compound annual growth rate. Cancer is the second leading cause of death in the United States, exceeded only by cardiovascular disease. In 1999, it is estimated that 1.22 million people will be diagnosed with cancer, and more than 550,000 patients will die of cancer. The five-year survival rates for patients with metastatic cancers, or cancers that have spread from the primary tumor, are poor; for example: 13% for colorectal cancer, 12% for lung cancer and 21% for breast cancer. These poor survival rates reflect the limitations of current treatments and the fact that cancers develop resistance to currently available treatments. In addition, current treatments are often associated with severe side effects. As a result, there is a medical need for the development of more effective and less toxic treatments.

  We currently have three drug candidates in our cancer program.

  Lometrexol. We have licensed a cancer drug candidate known as lometrexol from Eli Lilly. Lometrexol is an antifolate. Antifolates, which disrupt the synthesis of DNA, have been validated for use in the treatment of cancer. For example, methotrexate, which acts by a mechanism of action similar to that of lometrexol, has been used extensively in the treatment of breast, bladder and head and neck cancers. Eli Lilly conducted phase 1 trials of lometrexol both with and without folic acid supplementation. Several deaths were observed in phase 1 trials of lometrexol. However, patients treated with lometrexol who received oral supplementation with folic acid demonstrated greatly improved tolerance to the drug.

  During the course of phase 1 clinical trials, Eli Lilly observed a total of five partial responses and one complete response in different tumor types and in different centers. Partial responses were noted for patients with melanoma, breast cancer, soft tissue sarcoma, ovarian cancer and non-small cell lung cancer. Despite the fact that it is unusual to see complete responses in phase 1 clinical trials because patients enrolling in these trials tend to be heavily pre-treated and are typically at an advanced stage in the progression of their disease, Eli Lilly noted a complete response lasting more than 18 months in a patient with head and neck cancer.

  We anticipate that we will commence phase 2 clinical trials of lometrexol in 2000. We have not yet selected the five or six tumor types to be treated during phase 2 clinical trials, but we expect the trials will include melanoma and soft tissue sarcoma patients. The primary endpoint of these studies will be efficacy, as assessed by response rate.

  T67. Our scientists have discovered T67, a cancer compound that binds irreversibly to tubulin, the cellular building block of microtubules, which are essential to cell division. T67 disrupts microtubule function, causing the cell to die and potentially resulting in tumor shrinkage. Since cancer cells divide more rapidly than normal cells and microtubules are essential for cell division, cancer cells are more sensitive than normal cells to treatment with T67. This concept has been proven clinically by other tubulin-active agents such as Taxol and vincristine; however, over time, many tumors become resistant to these drugs.

  T67 causes tumor shrinkage in a variety of human tumors implanted into mice. T67 retains its activity against those tumors and cell lines that are multiple drug resistant. In contrast, these multiple drug resistant cells and tumors were resistant to Taxol and doxorubicin. T67 demonstrates enhanced activity when used in combination with cisplatin against the MX-1 mammary tumor implanted into mice. T67 is currently in phase 1 clinical trials. A total of four studies based on varying dosing regimens are either ongoing or planned at major medical centers in the United States. To date, we have enrolled 29 patients and have observed a dose-limiting toxicity of neuropathy in one patient at the highest administered dose. We expect to continue to enroll additional patients at a lower dose level. This lower dose results in drug levels that are sufficient to induce anti-tumor activity in animals. We expect that data from the phase 1 clinical trials establishing a phase 2 infusion dose and schedule will be available in 2000. Assuming that a tolerable dose and schedule can be identified for repeat administration, we expect to initiate a number of phase 2 clinical trials to determine anti-tumor activity. We expect to conduct one of these trials in glioblastoma, a type of brain cancer, exploiting the ability of T67 to enter the brain. In the event that T67 has sufficient activity in refractory tumor types for which no other treatment exists, T67 would be a potential candidate for accelerated approval by the FDA.

  T607. In November 1999, we received approval of an Investigational New Drug application for T607, an analog of T67. This drug also binds irreversibly to tubulin. Animal studies indicate that T607 is different from T67 in that T607 may be given by rapid injection, or bolus, and also has a reduced propensity to enter the brain. This may be a desirable feature for treatment of peripheral tumors. We intend to evaluate three different dosing schedules of T607 in phase 1 clinical trials.

  Cancer Gene Discovery. We seek to discover cancer genes using a proprietary technique known as Representational Difference Analysis. Representational Difference Analysis works by sampling DNA from healthy and diseased cells from the same person, and rapidly comparing the samples to identify mutant cancer genes. Representational Difference Analysis does not require either prior hereditary clues or an extensive sample collection from high-risk families that have a history of disease. Prior to the time we obtained a license to this technology, Representational Difference Analysis was utilized to isolate two tumor suppressor genes, BRCA2 and PTEN.

 Cytomegalovirus

  Cytomegalovirus is a common virus that causes serious infection in patients with compromised or immature immune systems, particularly transplant recipients, AIDS patients and infants born to cytomegalovirus-infected mothers. In the bone marrow and solid organ transplant population, cytomegalovirus can cause life-threatening pneumonia. In the AIDS patient population, retinitis caused by cytomegalovirus is the primary cause of blindness. Cytomegalovirus infection in newborns can cause death or severe neurological damage, typically deafness. In 1997, the incidence of cytomegalovirus disease worldwide totaled approximately 31,000 patients, and worldwide revenues for cytomegalovirus drugs totaled approximately $143 million and are projected to grow at a 6.5% compound annual growth rate. Current therapy for cytomegalovirus disease is associated with significant toxicity and poor oral bioavailability. These features limit the utility of the current drugs in preventative therapy in patients at high risk, such as patients receiving bone marrow transplants, and for treatment of active infection in newborns.

  We have identified a class of potent and orally available cytomegalovirus compounds that interfere with the replication machinery of cytomegalovirus. We believe that this class of compounds is the first to target a specific cytomegalovirus-encoded enzyme that is necessary for initiating the synthesis of viral DNA. This class of compounds is efficacious against clinical cytomegalovirus taken from patients who have developed resistance to current therapies. Animal toxicity studies suggest that this class of compounds will be safer than current therapies. Because they can be taken orally, our cytomegalovirus drug candidates may also be practical for use in preventative settings, such as in transplant patients.

  We have commenced preclinical testing of several advanced candidates. We anticipate filing an Investigational New Drug application on a lead compound in 2000.

 Diabetes

  Diabetes mellitus is a chronic, progressively debilitating disease that affected approximately 124 million people worldwide in 1997. Type II diabetes represents 90% of the total population of people with diabetes, and its prevalence is increasing as a function of the aging population and the increasing population of obese people in the world. Worldwide sales for oral type II diabetes drugs in 1998 totaled approximately $3.0 billion and are expected to grow at a 35% compound annual growth rate. Type II diabetes usually develops after the age of 40 and is characterized by the body's inability to respond to insulin. Recently, a new class of drugs has been introduced that permit type II diabetics to make better use of the insulin produced by their bodies or taken by injection. Members of this class, including the drug Rezulin, have proven to be moderately efficacious for the treatment of type II diabetes but have also been associated with undesirable side effects, such as liver toxicity and weight gain. These side effects limit the number of eligible patients and increase the costs associated with monitoring for adverse effects after initiation of treatment.

  Our scientists have implemented a biochemical assay that employs the same transcription factor that is targeted by Rezulin. Our current efforts are focused on optimizing a lead series of potent and orally available agents identified in this assay that improve insulin sensitivity and lower blood glucose in animals. We believe that this series offers the potential for an anti-diabetes drug with improved profile relative to existing agents. We have commenced animal studies and a chemistry effort to clarify and exploit these advantages.

  We have collaborated with Japan Tobacco in obesity/diabetes research since September 1996.

 Obesity

  Body weight is determined and regulated by a variety of genetic and environmental factors. Weight change is influenced by eating behavior and by energy utilization as determined by exercise and metabolic rate. Obesity increases the risk of serious human diseases, including type II diabetes, coronary artery disease and hypertension. At least 70 million people in the United States are currently classified as obese. There is a large, unmet need for a treatment for obesity. Recently, two drugs have been approved for this disease, Xenical and Meridia, and no other drugs are approved specifically for obesity. Since the beginning of 1999, these products generated combined revenues of more than $500 million.

  We have a robust program that currently is focused upon three pathways involved in obesity. The first of these pathways involves the obese, or Ob, gene. The Ob gene encodes the protein leptin, is expressed exclusively in fat tissue and is regulated by diverse stimuli. When administered intravenously to obese mice, the leptin protein results in significant weight loss. Our scientists have established an assay that uses a genetically altered fat cell line that is sensitive to stimuli responsible for controlling the Ob gene, making it ideally suited for use in assays to identify compounds that will regulate the Ob gene. We have identified a series of compounds in this assay that increase leptin in the blood of laboratory animals. We have commenced additional studies of the mechanism by which these compounds regulate the Ob gene.

  The second pathway we are evaluating involves the family of proteins known as uncoupling proteins. Studies have shown that there is correlation between metabolic rate and the ability to turn food calories into heat instead of storing food calories in fat cells. The ability to dissipate food calories as heat in turn relies on uncoupling proteins. Uncoupling proteins play a major role in determining metabolic rate and are an important class of potential targets for the treatment of obesity. Our scientists have established a panel of biochemical and cell-based assays directed towards the identification of small molecule compounds that selectively modulate the activity of uncoupling proteins. We have commenced high throughput screening using these proprietary assays.

  A third area of obesity research focuses on pathways involved in preventing the creation of fat cells. In cell culture experiments using a compound we have identified, our scientists have demonstrated that inhibiting a transcription factor known as PPARg prevents the formation of fat cells.

  We have collaborated with Knoll in obesity research since November 1998. We have collaborated with Japan Tobacco in obesity/diabetes research since September 1996.

 Inflammation

  Under normal circumstances, inflammation is an important defense response to injury and infection. An early step in the inflammatory response is the recruitment of white blood cells, or leukocytes, from the circulatory system to damaged or infected tissue. Excessive or prolonged accumulation of leukocytes can lead to inflammatory conditions, including asthma, inflammatory bowel disease, multiple sclerosis, psoriasis, rheumatoid arthritis and septic shock. In 1998, a total of approximately 28 million individuals in the United States suffered from these diseases. Worldwide sales of non-steroidal anti-inflammatory drugs totaled approximately $6.0 billion in 1998 and are expected to grow at a 4% compound annual growth rate. An estimated 400,000 individuals in the United States and Europe have Crohn's disease, a serious chronic inflammatory disease of the small and large intestine.

  The inflammatory messengers known as tumor necrosis factor and interleukin-1 act by binding to specific cell surface receptors that, in turn, set off signaling events culminating in the expression of many inflammatory response genes. The crucial roles played by tumor necrosis factor and interleukin-1 in several inflammatory disease states have been clearly demonstrated by studies utilizing antibodies and soluble receptors that neutralize tumor necrosis factor and interleukin-1 activities. The efficacy demonstrated by Enbrel, a soluble tumor necrosis factor receptor, has validated this concept for the treatment of rheumatoid arthritis. We believe that an orally available drug of comparable efficacy would represent formidable competition for drugs that must be injected, such as Enbrel.

  Several key inflammatory response genes are regulated by a single transcription factor, NF-kB. Our scientists have discovered numerous novel regulatory proteins in the gene regulation pathways leading from the tumor necrosis factor and interleukin-1 receptors and have elucidated their roles in NF-kB activation. On the basis of these landmark discoveries, our scientists are recognized as leaders in this field of research.

  Based upon this research, our scientists have determined that some of these regulatory proteins appear to be exclusively dedicated to NF-kB activation and the inflammatory response and therefore represent ideal drug discovery targets. We are employing several of these targets in high throughput screening assays, and a lead compound that inhibits one of the key components involved in NF-kB activation is currently undergoing optimization. We believe that our discoveries and the expertise we have developed in this disease area place us in a leading position to identify the next generation of important anti-inflammatory drugs.

  We have collaborated with Roche Bioscience in inflammation research since July 1997.

 Immune Disorders

  Many diseases result from defects in the immune system, including allergic rhinitis, asthma, type I diabetes and rheumatoid arthritis. It is estimated that a total of approximately 55 million people in the United States suffered from these common immune disorders in 1998. Respiratory therapies including anti-asthmatic and allergy relief medications totaled approximately $11.2 billion in worldwide revenues in 1998 and are expected to grow at a 16% compound annual growth rate.

  Our scientists have discovered two human transcription factors, STAT6 and STAT4, that are key proteins involved in immune regulation. When overstimulated, these proteins are instrumental in the development of allergy and asthma in the case of STAT6, and in the development of autoimmune diseases such as rheumatoid arthritis and inflammatory bowel disease in the case of STAT4. Experiments in animals have demonstrated that disabling these proteins is safe and blocks inappropriate immune responses. These results demonstrate that STAT6 and STAT4 are excellent drug discovery targets. Our goal is to discover drugs capable of selectively blocking STAT6 or STAT4 function.

  Toward this end, we developed cell-based assays for high throughput screening that enable the identification of compounds that interfere with functions controlled by STAT proteins. We have also developed biochemical assays for high throughput screening that permit the identification of compounds that will inhibit STAT protein activation. Finally, our scientists have identified short peptides, or protein fragments, that inhibit STAT function. These peptides have served as leads for a chemistry optimization program and have also enabled the synthesis of a drug candidate that completely inhibits STAT6 function in cells, validating the underlying basis of this approach. The structures of several proprietary STAT6 inhibitors bound to specific sites on the target protein have been determined by X-ray crystallography and are being utilized to guide our chemistry effort.

  We have collaborated with Taisho in immune disorders research since April
1995.

 Hypercholesterolemia

  Cardiovascular disease is the leading cause of death in the developed world. The most clinically significant diseases, angina and myocardial infarction, are causally related to elevated levels of low-density lipoprotein, or LDL, cholesterol in the blood stream. The risk of death begins to increase when LDL cholesterol levels rise above 126 mg/dl and progressively worsens with higher levels. A total of approximately 39 million people in the United States have LDL cholesterol levels above 168 mg/dl.

  To date, statins are the most successful drugs for lowering LDL cholesterol levels. Worldwide revenues for statins totaled approximately $9.6 billion in 1998 and are expected to grow at a 20% compound annual growth rate. Statins lower LDL cholesterol levels in the bloodstream by indirectly increasing the number of LDL receptors on the surface of cells. Despite the success of statins, there is a significant patient population, particularly those individuals having substantially elevated blood cholesterol levels, for which these drugs alone are insufficient to achieve the desired efficacy. We believe that a drug that either directly increases expression of LDL receptors or induces cholesterol clearance mechanisms may show improved efficacy relative to the current agents.

  Toward this end, we have established proprietary assays for high throughput screening that utilize liver cells to measure the compound-induced activity of the LDL receptor gene. Using this approach, we have identified compounds that lower serum cholesterol in animal models. This class of compounds is the focus of a chemistry optimization effort.

  Our scientists have also extended the understanding of the mechanism regulating an important enzyme that is responsible for the body's clearance of cholesterol. These scientists have discovered important transcription factors involved in the process. They have also identified a natural receptor for bile acids, which are the end products of cholesterol metabolism and suppress the expression of this enzyme. We have established proprietary biochemical assays for high throughput screening to detect inhibitors of this bile acid receptor and are presently evaluating the therapeutic potential of early leads derived from the screening effort.

  We have a research collaboration with Professors Michael Brown and Joseph Goldstein of the University of Texas Southwestern Medical School at Dallas, to develop a detailed understanding of the intracellular events controlling cholesterol metabolism. Professors Brown and Goldstein won a Nobel Prize for their work in this area. This collaboration is currently focused upon elucidating mechanisms involved in regulation of the transcription factors that have been shown by Brown and Goldstein to activate the LDL receptor gene. Efforts in this area have led to the establishment of a unique cell-based assay for high throughput screening to identify compounds that modulate a novel target discovered by Brown and Goldstein. Compounds that are active in this assay are expected to lead to increased expression of the LDL receptor gene. We have also established a biochemical assay to complement the ongoing cell-based screening efforts. We have been collaborating with Professors Brown and Goldstein since October 1992 and have the exclusive right to license the results of the Brown and Goldstein research in this area.

  We have collaborated with Sumitomo in hypercholesterolemia research since January 1995.

 Bacterial Diseases

  The extensive use of antibiotics during the past three decades has contributed significantly to the emergence of antibiotic-resistant strains of bacteria. Worldwide revenues for broad-spectrum penicillins totaled approximately $3.8 billion in 1998 and are expected to grow at a 4% compound annual growth rate. Despite the wide variety of classes of antibiotics currently available for clinical use, patients can die from an infection with any one of multiple drug resistant forms of bacteria, including Mycobacterium tuberculosis, Staphylococcus aureus or Enterococcus faecalis. With an estimated two million patients developing hospital-acquired infections in the United States each year and 90,000 deaths resulting from those infections, the need to overcome evolving bacterial resistance is the major driving force behind ongoing efforts to discover and develop chemical classes of antibacterial agents for clinical use.

  We have focused our efforts on a number of cellular processes essential for bacterial growth. RNA polymerase is a bacterial enzyme that is a proven antibacterial target, because the potent antibiotic rifampicin inhibits a subunit of this enzyme. The clinical utility of rifampicin, however, is diminished by the rapid emergence of drug resistance. We have identified a novel class of inhibitors of RNA polymerase that have antibacterial activity against rifampicin-resistant bacteria. The current focus of this program involves a lead candidate that is undergoing chemistry optimization.

 Orphan Nuclear Receptors

  Nuclear receptors are a family of transcription factors that play important roles in nearly all aspects of development and adult physiology and therefore have relevance to multiple disease indications. These receptors are activated by naturally occurring hormones known as ligands, and many have therefore been discovered to be targets for important orally available drugs, including Premarin for estrogen replacement, levothyroxine, or Synthroid, for hypothyroidism, tamoxifen for breast cancer, Pulmicort for asthma and Rezulin for type II diabetes. Worldwide revenues for these five drugs totaled an aggregate of more than $4 billion in 1998.

  Until the natural ligand corresponding to a nuclear receptor is identified, members of the nuclear receptor family are classified as orphan nuclear receptors. Of the nearly 50 nuclear receptors identified to date, approximately two-thirds are orphan nuclear receptors. Although the exact functions of these orphan nuclear receptors are not known, the fact that nuclear receptors are biologically important and are activated by small molecules makes this an attractive opportunity for discovery of important new medicines. As an example of the commercial potential of ligands for orphan nuclear receptors, it has recently been discovered that the antidiabetic drug Rezulin targets the orphan nuclear receptor known as PPARg.

  Our scientists are using proprietary screens to enable the discovery of both stimulators and inhibitors for many orphan nuclear receptors and have discovered two novel human orphan nuclear receptors. We are applying multiple technologies, such as gene knock-out and X-ray crystallography, to both elucidate function and guide drug discovery in this area. We have initiated several assays for high throughput screening, and the first leads are undergoing functional characterization in both cell-based and animal studies.

  We have collaborated with Japan Tobacco in orphan nuclear receptor research since September 1998.

Drug Discovery and Development

  We believe that our integrated drug discovery and development platform places us in a leading position to discover, develop and commercialize novel, orally available drugs. The following chart illustrates our drug discovery and development system:


                           [FLOW CHART APPEARS HERE]

 Target Identification and Validation

  A key focus of our scientists is to establish a link between specific genes and diseases. Following the identification of such a link, we seek to identify and characterize important proteins and regulatory pathways responsible for the expression of these genes. Our ability to identify multiple targets within a gene regulatory pathway or subpathway that regulates genes increases the likelihood that we will be able to identify the optimal target for therapeutic intervention.

  Our scientists use a combination of biochemical, molecular biological and genetic approaches to discover novel regulatory proteins. Once a regulatory protein has been identified, we clone and express the gene that encodes that protein. Cloning the regulatory protein allows us to conduct target validation, which is the biological evaluation of the protein's specific function in the disease process. We evaluate the physiological function of potential drug targets we discover by manipulating their expression in cells, by mapping the pathways by which they interact with other regulatory proteins to regulate genes and by understanding the cell types in which they are expressed. This information can be critical to assessing the suitability of a gene regulatory protein as a target for pharmaceutical intervention.

  In our target discovery efforts, we also search publicly available genome databases, including data derived from the Human Genome Project. In the cancer area, we seek to discover novel cancer genes using Representational Difference Analysis. Some of these cancer genes may be targets for small molecule intervention.

  Where the target validation process indicates that a particular regulatory protein may not be the most appropriate molecular target for assay development, we use cellular and molecular biology studies to identify other proteins involved in the same biochemical pathway(s) that may be better molecular targets for drug discovery and therapeutic intervention. The target validation process also provides us with opportunities to discover additional components of the cellular pathway that may lead to identification of additional drug discovery targets.

 Primary Assays

  We use primary assays specific to each target or program to rapidly search our compound screening library for chemical structures that hold promise for further study, or hits. We design and implement two main types of primary assays, as described below.

  Biochemical Assays. Our scientists use the results of target identification efforts to craft specialized biochemical assays in which one or more target proteins are reconstituted in a system that closely mimics their native environment. At this stage, we adapt the assay to an automated format to allow for high throughput screening. Biochemical assays provide several advantages in the search for new drugs. In a biochemical assay, the components and mechanism of action of the drug candidates are already known. This precision minimizes inaccurate results and false-positive readings, thereby accelerating the discovery process. Additionally, the identification of lead compounds using biochemical assays bypasses the potential problems of false-negative readings associated with the ability of a compound to penetrate a cell or the intrinsic ability of cells to break down chemicals before they reach a target. Once hits are identified, these properties can be subsequently manipulated through chemistry. Since biochemical assays are usually highly amenable to high throughput screening, results can be obtained rapidly and reproduced consistently. We will perform high throughput screening with approximately 35 biochemical assays in 1999.

  Cell-based Assays. High throughput screening using intact cell-based assays complements and extends our biochemical screening capabilities. A major advantage of cell-based assays over biochemical assays is that cell-based assays allow analysis of sample activity in an environment similar to the one in which a drug would act. In addition, the toxicity and ability to penetrate into the cell can be assessed. In contrast to biochemical assays, where the target protein for a drug is known, cell-based assays offer an additional opportunity to discover drugs interacting with novel, previously unknown, target proteins. We will perform high throughput screening with approximately ten cell-based assays during 1999.

 High Throughput Screening

  We have developed innovative hardware and software systems to automate the entire drug screening process, from the preparation of solutions of the test substances for screening to the analysis of the data generated from the assays. In our automated screening facility, we can annually generate more than eight million sample evaluations in our assays. Our automated systems can be configured to run a wide variety of assay formats. Our data management system stores the data for hundreds of thousands of samples, each tested in dozens of assays. This relationally integrated system manages sample inventories through a bar code system, configures plates for a wide variety of experiments and coordinates the screening of large numbers of plates across multiple assays. The data management system electronically recalls and presents data in formats that allow rapid recognition of active compounds or extracts. This gives each of our scientists the ability to analyze the results for a given assay within the context of the entire drug discovery database, including the results of all past screening assays.

 Screening Library

  Access to large libraries of highly diverse molecular structures is an important aspect of our drug discovery efforts. We currently have a library of over 500,000 synthetic compounds and natural product extracts. This library includes in excess of 300,000 individual synthetic compounds. The screening collection also includes combinatorial chemical libraries that contain in excess of 200,000 synthetic compounds incorporating desirable molecular features. Our library includes a natural product collection that currently numbers in excess of 118,000 independent samples derived from microbial, plant and marine sources. This library is supplemented with chemical libraries provided by our collaborators for specific programs.

 Secondary Assays

  Secondary assays are designed to eliminate those "hits" that lack potency or specificity, or have unwanted characteristics. If a compound survives the secondary assay screening process, it is then subjected to further testing and ultimately chemistry optimization. Generally, hits with promising results in animal models and desirable chemical characteristics become lead compounds.

 Lead Optimization

  Regardless of whether a lead compound is obtained from biochemical or cell-based assays, the pharmaceutical properties of that compound must be improved before clinical development. This is the process of lead optimization.

  Chemistry. We carry out traditional structure-activity relationship studies of potential lead compounds and conduct lead optimization utilizing chemistry techniques to synthesize new analogs of a lead compound with improved properties. Our natural products chemists handle the separation, isolation and structure elucidation of bioactive components derived from our natural product extracts. In addition, we have computational chemistry capabilities, including molecular modeling, to support lead optimization.

  We complement this activity with directed combinatorial chemistry, which enables the synthesis of thousands of chemical analogs of lead compounds quickly. We continue to expand our efforts in this area as we believe that the continued development of combinatorial chemistry technology will streamline the ability of our chemists to improve upon promising lead compounds and facilitate the expansion of our proprietary screening library.

  Structural Biology. Structural biology techniques aid in drug design and optimization by providing molecular "snapshots" that allow scientists to visualize the interactions between a drug or lead and its protein target. These interactions are analogous to the fit between a lock and a key. Nuclear magnetic resonance, spectroscopy and X-ray crystallography comprise the essential techniques of structural biology. We have established state of the art laboratories that allow us to readily utilize these powerful tools for lead optimization. Utilizing structural information, chemists can design and synthesize new analogs of lead compounds that are likely to have a better fit with the target protein, and hence have greater potency. We are applying structural biology broadly and have ongoing efforts in many of our drug discovery programs.

 Pharmacology and Preclinical Development

  We believe that the rapid characterization and optimization of lead compounds identified in high throughput screening will generate high-quality preclinical development candidates. Our pharmacology and preclinical development group facilitates lead optimization by characterizing lead compounds with respect to pharmacokinetics, potency, efficacy and selectivity. The generation of proof-of-principle data in animals and the establishment of standard pharmacological models with which to assess lead compounds represent integral components of lead optimization. As programs move through the lead optimization stage, our pharmacology and preclinical development group supports our chemists and biologists by performing the necessary studies, including toxicology, for Investigational New Drug application submissions.

 Clinical Development

  We have assembled a team of experts in drug development to design and implement clinical trials and to analyze the data derived from these studies. The clinical development group possesses expertise in project management.

 Research and Development Expenses

  Our research and development expenses were $31.9 million for the nine months ended September 30, 1999, $33.3 million in 1998, $26.5 million in 1997 and $18.6 million in 1996.

Corporate Collaborations

  To assist in product commercialization and fund research and development activities, we have established and will continue to pursue corporate collaborations with selected pharmaceutical and biotechnology companies. We currently have corporate collaborations in six of our research programs: Knoll relating to obesity; Japan Tobacco relating to orphan nuclear receptors; Roche Bioscience relating to inflammation; Japan Tobacco relating to obesity/diabetes; Taisho relating to immune disorders; and Sumitomo relating to hypercholesterolemia. As of September 30, 1999, we had received a total of $121.3 million, including $108.3 million in research funding and $13.0 million from equity purchases, from these collaborators as well as under a prior alliance with Yamanouchi that was terminated by Yamanouchi in November 1996 and a prior alliance with Merck that was terminated by Merck in March 1999. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview" for additional details related to funding received to date and future funding payable under existing corporate collaboration agreements. In addition, we have a number of scientific collaborations with academic and medical institutions and biotechnology companies under which we have in-licensed technology. We intend to pursue further collaborations as appropriate.

  Our corporate collaboration agreements generally contain the following terms. Every corporate collaboration agreement, except the agreement with Knoll, provides that each party will retain ownership of all inventions and any related patents made solely by its employees during the course of the collaboration, except as limited by each party's license rights described below. In every corporate collaboration agreement, we have agreed not to conduct research in specified areas, independently or with any commercial third party, that is in the same field and in the same geographical territory as that covered by the corporate collaboration agreement.

  The table below summarizes the economic rights currently held by us and our corporate collaborators in each of our programs and additional details relating to specific corporate collaboration agreements.

                                                                     Economic Rights Holder
                              ----------------------------------------------------------------------------------
                               Corporate
          Program             Collaborator        North America              Europe                 Asia (2)
-------------------------------------------------------------------------------------------------------------------
  Cancer (1)                       --        Tularik                 Tularik                 Tularik
-------------------------------------------------------------------------------------------------------------------
  Cytomegalovirus                  --        Tularik                 Tularik                 Tularik
-------------------------------------------------------------------------------------------------------------------
  Diabetes (certain         Japan Tobacco    Profit split            Profit split            Profit split
   targets)
-------------------------------------------------------------------------------------------------------------------
  Obesity (certain          Knoll            Knoll (Royalties shared Knoll (Royalties shared Profit split (with
   targets)                                  with Japan Tobacco)     with Japan Tobacco)     Japan Tobacco)
-------------------------------------------------------------------------------------------------------------------
  Obesity (certain          Japan Tobacco    Profit split            Profit split            Profit split
   targets)
-------------------------------------------------------------------------------------------------------------------
  Inflammation
   Inflammatory bowel       Roche Bioscience Tularik (Royalties to   Tularik (Royalties to   Tularik (Royalties to
    disease, skin diseases                   Roche Bioscience)       Roche Bioscience)       Roche Bioscience)
    and eye diseases
   Other indications        Roche Bioscience Roche Bioscience        Roche Bioscience        Roche Bioscience
                                             (Royalties to Tularik)  (Royalties to Tularik)  (Royalties to Tularik)
-------------------------------------------------------------------------------------------------------------------
  Immune Disorders          Taisho           Tularik                 Tularik                 Taisho (Royalties
   (certain targets)                                                                         to Tularik)
-------------------------------------------------------------------------------------------------------------------
  Hypercholesterolemia      Sumitomo         Tularik                 Tularik                 Sumitomo (Royalties
   (certain targets)                                                                         to Tularik)
-------------------------------------------------------------------------------------------------------------------
  Bacterial Diseases               --        Tularik                 Tularik                 Tularik
-------------------------------------------------------------------------------------------------------------------
  Orphan Nuclear Receptors  Japan Tobacco    Profit split            Profit split            Profit split

(1) We have agreed to pay Eli Lilly a royalty and to make milestone payments on sales of lometrexol, as described below.
(2) Composition of Asian territory varies by agreement.

 Knoll AG (Obesity)

  Effective November 1998, we established a five-year research collaboration with Knoll to discover, develop and market compounds that act on specified obesity-related targets. Under the collaboration agreement, Tularik has established assays for these obesity-related targets. Knoll and Tularik are each to provide compound libraries, conduct screening and provide expertise to support biology, pharmacology and chemistry for identified lead compounds.

  Once the parties select a compound for preclinical testing in the treatment or prevention of obesity, Knoll has the right to enter into a separate license agreement granting Knoll exclusive rights to develop, manufacture and sell the compound in countries other than in specified Asian countries for indications related to obesity. Any license would survive termination of the research portion of the collaboration, and require Knoll to pay to us milestones and royalties. Each party has defined rights to develop compounds identified during the course of performance of the research collaboration for indications and uses other than obesity, subject to the payment to the other party in particular circumstances of a royalty on product sales. The collaboration agreement grants us exclusive rights under collaboration technology and nonexclusive rights under specified Knoll technology to develop, manufacture and sell obesity products in specified Asian countries, subject to the payment of royalties to Knoll on sales of products if we obtain a license under applicable Knoll technology. Knoll has a right of first refusal to obtain Asian rights in the event that Japan Tobacco's rights terminate or expire. The rights retained in specified Asian countries are subject to the Japan Tobacco obesity/diabetes agreement.

  Knoll may terminate the collaboration agreement on the third or fourth anniversary of the effective date upon prior written notice. Either party may terminate the agreement at any time upon a material breach by the other party of its obligations under the agreement. When the research collaboration terminates, each party will retain rights to technology invented by it during the collaboration or contributed by it to the collaboration, subject to the rights and licenses described above. The parties would cross license to each other the right to commercialize products already identified in the program.

 Japan Tobacco (Orphan Nuclear Receptors)

  Effective September 1998, we established a five-year collaboration with Japan Tobacco to discover, develop and market compounds that act by regulating orphan nuclear receptors. We have developed assays and screened library compounds against a number of orphan nuclear receptors. Both parties will participate in chemistry and other preclinical activities for identified lead compounds.

  The collaboration is structured to provide for the equal sharing of expenses and profits on a worldwide basis. We retain exclusive marketing and sales rights in the United States and Canada. Japan Tobacco retains exclusive marketing and sales rights in Japan and Korea. Japan Tobacco and we jointly determine marketing strategy in other countries. Japan Tobacco will be required to provide funding for our research efforts and to make benchmark payments to us based on clinical progress.

  The research collaboration may be terminated by Japan Tobacco at the end of the third and fourth years of the five-year research collaboration, on prior written notice. Either party may elect to terminate its participation in the co-promotion of products upon prior written notice to the other party, in which case the other party may exclusively commercialize a product subject to the payment of a royalty to the party that elects not to participate in co-promotion. Either party may terminate the agreement at any time upon a material breach by the other party of its obligations under the agreement.

 Roche Bioscience (Inflammation)

  We established a five-year research and development collaboration with Roche Bioscience in July 1997 to discover, develop and market anti-inflammatory gene regulating drugs.

  The agreement provides that we will establish assays for particular targets within these signaling pathways and conduct high throughout screening of compounds from the Roche Bioscience and Tularik libraries. Roche Bioscience provides expertise and funding to support molecular structure validation and chemistry. Roche Bioscience has exclusive, worldwide manufacturing and marketing rights to develop and commercialize identified compounds resulting from the research program for specified indications. Roche Bioscience is obligated to pay us benchmark payments based on clinical progress and royalties on sales of these compounds for the Roche Bioscience indications. We have exclusive, worldwide manufacturing and marketing rights to develop and commercialize other compounds resulting from the research program for other specified indications. We are obligated to pay Roche Bioscience royalties on sales of these compounds for indications we have retained. Our retained indications include inflammatory bowel disease, as well as eye and skin diseases. Tularik and Roche Bioscience are responsible for funding preclinical testing and clinical development of compounds for their respective indications.

  Roche Bioscience retains rights of first negotiation and of first refusal to develop and commercialize various types of compounds identified both within and outside the scope of the collaboration.

  Roche Bioscience may terminate the research collaboration at the end of the third year of the five-year research collaboration, on prior written notice, if the then current research plan does not provide opportunities for new products or if we have not discharged our obligations under the research collaboration. For a specified period at the conclusion of the collaboration, either party may commercialize compounds resulting from the research program for all indications, subject to the payment of royalties on sales of the compound. The first party to commence preclinical development of a compound receives exclusive commercialization rights to the compound and must pay the other party royalties on the compound and, in the case of compounds commercialized by Roche Bioscience, benchmark payments. After the specified period, the first party to commence preclinical development of a compound resulting from the research program receives exclusive commercialization rights to the compound and may commercialize the compound without paying royalties to the other party. Either party may terminate the agreement at any time upon a material breach by the other party or in connection with the other party's bankruptcy.

 Japan Tobacco (Obesity/Diabetes)

  We established a five-year collaboration with Japan Tobacco in September 1996 to research and develop products that regulate expression of genes implicated in obesity and diabetes. The collaboration was amended in September 1998 and currently addresses three gene regulatory pathways involved in obesity and diabetes. We have developed assays and screened library compounds against a number of obesity and diabetes targets. Both parties will participate in chemistry and other preclinical activities for identified lead compounds.

  The collaboration is structured to provide for the equal sharing of expenses and profits on a worldwide basis. We retain exclusive marketing and sales rights in the United States and Canada (with the exception of those obesity targets that have been committed to Knoll). Japan Tobacco retains exclusive marketing and sales rights in Japan and Korea, and Japan Tobacco and we will jointly determine a sales and marketing strategy other than for those countries in which Knoll may have rights to products that are active against specified targets. Japan Tobacco will be required to provide funding for our research efforts and to make benchmark payments to us based on clinical progress.

  The research collaboration may be terminated by Japan Tobacco at the end of the fourth year of the five-year research collaboration, on prior written notice. Either party may elect to terminate its participation in the co-promotion of products upon prior written notice to the other party, in which case the other party may exclusively commercialize a product subject to the payment of a royalty to the party that elects not to participate in co-promotion. Either party may terminate the agreement at any time upon a material breach by the other party of its obligations under the agreement.

  Under the terms of a related stock purchase agreement, Japan Tobacco purchased 600,000 shares of Series F Preferred Stock at $10.00 per share in September 1996, for an aggregate purchase price of $6.0 million.

 Taisho Pharmaceutical Co. (Immune Disorders)

  Effective April 1995, we established a five-year research and development collaboration with Taisho focused on therapeutic modulation of the human immune function. In January 1998, the parties extended the alliance for an additional year. The goals of the research collaboration are to identify and develop compounds that inhibit or promote the activity of STAT6 and STAT4.

  Provided the research collaboration continues for the full six-year term, Taisho will have exclusive rights to manufacture and sell products resulting from the collaboration for therapeutic modulation of immune function in Japan and in specified other Asian countries. Taisho will be required to make benchmark payments to us based on clinical progress and royalty payments based on sales in Taisho's territory. We will have exclusive rights in the rest of the world, without any payment obligation to Taisho, unless the research collaboration terminates prior to the full six-year term for our default under the agreement or bankruptcy.

  Taisho has the right to terminate the collaboration with written notice before the commencement of the sixth year. In this event, we will have exclusive, worldwide, royalty-free rights to all products identified in the collaboration. Either party may terminate the agreement at any time upon a material breach by the other party of its obligations under the agreement or upon the other party's bankruptcy.

 Sumitomo Pharmaceuticals Co. (Hypercholesterolemia)

  Effective January 1995, we established a five-year research and development collaboration with Sumitomo to discover, develop and market compounds that act to upregulate the gene encoding the low density lipoprotein, or LDL, receptor and thereby lower serum LDL cholesterol. Under the collaboration agreement, we have established assays for upregulators of the LDL receptor gene. Sumitomo and Tularik are each to provide compound libraries, conduct screening and provide expertise to support biology, pharmacology and chemistry for identified lead compounds.

  Sumitomo has the right to enter into a license agreement granting it exclusive rights to develop, manufacture and sell in specified Asian countries any compound selected for preclinical testing during the term of the collaboration or during a specified period after expiration or termination of the research program. Sumitomo must make benchmark payments to Tularik, and if it obtains a license, as described above, royalty payments based on sales of product in specified Asian countries. The collaboration agreement grants us exclusive rights to develop, manufacture and sell licensed products in the rest of the world, without payment obligation to Sumitomo. The license to Tularik and the license to Sumitomo, if any, would survive termination of the research portion of the collaboration, which we expect to terminate in January 2000 at the expiration of the five-year term. When the research collaboration terminates, each party will retain rights to technology invented by it during the collaboration or contributed by it to the collaboration, subject to the foregoing licenses. Any compound conceived during the research period and reduced to practice within a year of termination will revert to us if not licensed by Sumitomo within the specified period after the termination of the research collaboration.

  Under the terms of a related stock purchase agreement, Sumitomo purchased 400,000 shares of our Series E Preferred Stock at $7.50 per share in February 1995 for an aggregate purchase price of $3.0 million.

Other Agreements

 Eli Lilly (Lometrexol)

  Effective September 24, 1999, we executed a license agreement with Eli Lilly under which we obtained an exclusive, worldwide, royalty-bearing license to make, use and sell pharmaceutical products containing a compound known as lometrexol, and purchased related inventory. We would owe Eli Lilly milestones and royalties upon successful commercialization of lometrexol. Eli Lilly filed an Investigational New Drug application for lometrexol, a treatment for cancer, in August 1988, a Clinical Trial Exemption for the United Kingdom in June 1991 and subsequently conducted phase 1 trials of lometrexol in cancer patients in the United States and Europe. Under the agreement, Eli Lilly granted us a license under Eli Lilly's proprietary technology relating to lometrexol, and also a sublicense under the exclusive license granted to Eli Lilly by Princeton University relating to lometrexol. Eli Lilly has specified obligations under the agreement to maintain the license from Princeton. Eli Lilly has a right to match the material terms of any offer made by a third party for commercialization of lometrexol products.

  We may terminate the agreement with Eli Lilly upon written notice. Eli Lilly may terminate our license in specified major countries if we fail to use reasonable diligence to develop lometrexol products in these countries, and may terminate the agreement if we fail to use appropriate diligence to develop lometrexol products in a predetermined number of major countries. Each party has the right to terminate the agreement if the other party becomes insolvent or fails to cure a breach of the agreement. If Eli Lilly terminates the agreement, Eli Lilly obtains a nonexclusive, royalty-bearing, worldwide license to our technical improvements to lometrexol.

 Cold Spring Harbor Laboratory (Representational Difference Analysis)

  Amplicon had been the exclusive licensee of the rights of Cold Spring Harbor Laboratory in Representational Difference Analysis, and we acquired these rights held by Amplicon when we acquired

Amplicon. In connection with our acquisition of Amplicon, we established a research collaboration with Cold Spring Harbor Laboratory. As part of this collaboration, Dr. Michael Wigler of Cold Spring Harbor Laboratory supervises research using Representational Difference Analysis to search for tumor suppressor genes and DNA sequences that are amplified in cancer. In addition, we may elect to obtain licenses under inventions made under the research collaboration. Either party may terminate the research collaboration for breach. We may terminate the license agreement after October 2002. We intend to utilize the results of this research collaboration and new discoveries from Dr. Wigler's laboratory to develop proprietary high throughout screens for drug discovery.

 Merck & Co. (Viral Diseases)

  Effective December 1993, we established a five-year collaboration with Merck to discover and develop compounds for the prevention or treatment of specified viruses. This research collaboration ended in March 1999. Merck has exclusive, worldwide manufacturing and marketing rights to develop and commercialize products resulting from the human immunodeficiency virus, or HIV, program, subject to obligations to pay to us benchmark payments based on clinical progress and royalties on sales of HIV products. In November 1999, Merck orally waived an option to assume responsibility for the development of our cytomegalovirus drug candidate.

  Under the terms of a related stock purchase agreement, Merck purchased 400,000 shares of Series D Preferred Stock at $5.00 per share in January 1994 for an aggregate purchase price of $2.0 million.

Patents and Proprietary Rights

  We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary rights are covered by valid and enforceable patents or are effectively maintained as trade secrets. Accordingly, patents and other proprietary rights are an essential element of our business. As of September 30, 1999, 41 U.S. patents based on our discoveries had been issued or allowed. In addition, as of that date, we had 47 patent applications pending in the United States and had filed several corresponding foreign patent applications. Our policy is to file patent applications and to protect technology, inventions and improvements to inventions that are commercially important to the development of our business. We seek U.S. and international patent protection for the genes we discover, as well as therapeutic products and processes, drug screening methodologies, transgenic animals, diagnostics and other inventions based on these genes. Our commercial success will depend in part on obtaining this patent protection. We also intend to seek patent protection or rely upon trade secret rights to protect other technologies that may be used to discover and characterize genes and that may be used to develop novel drugs. We seek protection, in part, through confidentiality and proprietary information agreements. We are a party to various license agreements that give us rights to use technologies in our research and development processes.

  We believe that we have developed proprietary technology for use in gene discovery, regulatory pathway identification and assay design and have filed a number of patent applications in these areas. In addition, an increasing percentage of our recent patent applications have been related to potential product candidates, or compounds, that we have discovered.

  We have received letters from a biotechnology company indicating that the biotechnology company believes that Tularik is utilizing patented technology relating to a methodology for discovering transcription-based drugs and relating to the use of orally available compounds to modulate gene transcription. The biotechnology company has offered to license this technology to Tularik in exchange for milestones and a royalty of .75% on net sales of products covered by the claims of these patents. We believe that we do not infringe any valid and enforceable claims of these patents and intend to vigorously defend any litigation commenced by the biotechnology company in connection with its claims. We cannot predict whether any litigation will be commenced or the outcome of any litigation.

Competition

  We face, and will continue to face, intense competition from organizations such as large pharmaceutical and biotechnology companies, as well as academic and research institutions and government agencies. Our major competitors include fully integrated pharmaceutical companies that have extensive drug discovery efforts and are developing novel small molecule pharmaceuticals. We face significant competition from organizations that are pursuing the same or similar technologies, including the discovery of targets that regulate genes, as the technologies used by us in our drug discovery efforts and from organizations that are pursuing pharmaceuticals that are competitive with our potential products.

  Many of these companies and institutions, either alone or together with their collaborative partners, have substantially greater financial resources and larger research and development staffs than we do. In addition, many of these competitors, either alone or together with their collaborative partners, have significantly greater experience than we do in:

  . developing products;
  . undertaking preclinical testing and clinical trials;
  . obtaining FDA and other regulatory approvals of products; and . manufacturing and marketing products.

  Accordingly, our competitors may succeed in obtaining patent protection, receiving FDA approval or commercializing products before us. If we commence commercial product sales, we will be competing against companies with greater marketing and manufacturing capabilities, areas in which we have limited or no experience.

  In addition, any product candidate that we successfully develop may compete with existing therapies that have long histories of safe and effective use. Competition may also arise from:

  . other drug development technologies and methods of preventing or reducing the incidence of disease;
  . new small molecules; or
  . other classes of therapeutic agents.

  Developments by others may render our product candidates or technologies obsolete or noncompetitive. We face and will continue to face intense competition from other companies for collaborative arrangements with pharmaceutical and biotechnology companies, for establishing relationships with academic and research institutions, and for licenses to proprietary technology. These competitors, either alone or with their collaborative partners, may succeed in developing technologies or products that are more effective than ours.

  Our ability to compete successfully will depend, in part, on our ability to:

  . develop proprietary products;
  . develop and maintain products that reach the market first, are technologically superior to and/or are of lower cost than other products in the market;
  . attract and retain scientific and product development personnel;
  . obtain patent or other proprietary protection for our products and technologies;
  . obtain required regulatory approvals; and . manufacture, market and sell any product that we develop.

Government Regulation

  The manufacturing and marketing of our potential products and our ongoing research and development activities are subject to extensive regulation by numerous governmental authorities in the United States and other countries. Before marketing in the United States, any drug developed by us must undergo rigorous preclinical testing and clinical trials and an extensive regulatory clearance process implemented by the FDA under the federal Food, Drug and Cosmetic Act. The FDA regulates, among other things, the development, testing, manufacture, safety, efficacy, record keeping, labeling, storage, approval, advertising, promotion, sale and distribution of biopharmaceutical products. None of our product candidates has been approved for sale in the United States or any foreign market. The regulatory review and approval process, which includes preclinical testing and clinical trials of each product candidate, is lengthy, expensive and uncertain. Securing FDA approval requires the submission of extensive preclinical and clinical data and supporting information to the FDA for each indication to establish a product candidate's safety and efficacy. The approval process takes many years, requires the expenditure of substantial resources, involves post-marketing surveillance, and may involve ongoing requirements for post-marketing studies. Before commencing clinical investigations in humans, we must submit to, and receive approval from, the FDA of an Investigational New Drug application. We expect to rely on some of our collaborative partners to file Investigational New Drug applications and generally direct the regulatory approval process for some of our products.

  Clinical testing must meet requirements for institutional review board oversight, informed consent and good clinical practices. Clinical testing must be conducted under FDA oversight. Before receiving FDA clearance to market a product, we must demonstrate that the product is safe and effective on the patient population that will be treated. If regulatory clearance of a product is granted, this clearance will be limited to those disease states and conditions for which the product is useful, as demonstrated through clinical studies. However, clearance may entail ongoing requirements for postmarketing studies. After regulatory clearance is obtained, a marketed product, its manufacturer and its manufacturing facilities are exposed to continual review and periodic inspections by the FDA.

  Any of our contract manufacturers and we also are required to comply with the applicable FDA current good manufacturing practice regulations. Good manufacturing practice regulations include requirements relating to quality control and quality assurance as well as the corresponding maintenance of records and documentation. Manufacturing facilities are subject to inspection by the FDA. These facilities must be approved before we can use them in commercial manufacturing of our products. Our contract manufacturers or we may not be able to comply with the applicable good manufacturing practice requirements and other FDA regulatory requirements. If our contract manufacturers or we fail to comply, our business, financial condition and results of operations may be materially adversely affected.

  Outside the United States, our ability to market a product is contingent upon receiving a marketing authorization from the appropriate regulatory authorities. The requirements governing the conduct of clinical trials, marketing authorization, pricing and reimbursement vary widely from country to country. At present, foreign marketing authorizations are applied for at a national level, although within the European Community registration procedures are available to companies wishing to market a product in more than one EC member state. If the regulatory authority is satisfied that adequate evidence of safety, quality and efficacy has been presented, a marketing authorization will be granted. This foreign regulatory approval process involves all of the risks associated with FDA clearance discussed above.

Employees

  As of September 30, 1999, we had 204 full-time employees, of whom 94 hold Ph.D. and/or M.D. degrees and 26 hold other advanced degrees. Of our total workforce, 173 are engaged in research and development activities and 31 are engaged in business development, finance and administration. None of our employees is represented by a collective bargaining agreement, nor have we experienced work stoppages. We believe that our relations with our employees are good.

Facilities

  Our facilities consist of approximately 146,000 square feet of research and office space located at Two Corporate Drive, South San Francisco, California that is leased to us until 2011. We have options to renew these leases for two additional periods of five years each. We have leased approximately 14,500 square feet of research and office space located at 266 Pulaski Road, Greenlawn, New York that is leased to us until 2005. We believe that the space needed to accommodate our growth through the year 2003 is available.

Scientific Advisory Boards

  We utilize scientists and physicians to advise us on scientific and medical matters as part of our Scientific Advisory Board including experts in human genetics, mouse genetics, molecular biology, biochemistry, cell biology, chemistry, infectious diseases, immunology and structural biology. Generally, each of our scientific and medical advisors and consultants has received our common stock or an option to purchase our common stock.

  Robert Tjian, Ph.D. is one of our founders and has been the Chairman of the Scientific Advisory Board since its inception. Dr. Tjian is an investigator of the Howard Hughes Medical Institute at the University of California, Berkeley. Dr. Tjian is one of the world leaders in the field of transcription factor biochemistry and was the first to clone and characterize a promoter-selective human transcription factor (Sp1 in 1986). He has been a member of the National Academy of Sciences since 1991. Dr. Tjian received the California Scientist of the Year Award in 1994.

  The following is a list of our other Scientific Advisory Board members:

  James P. Allison, Ph.D. is Professor of Immunology and Co-Chairman of the Department of Molecular & Cell Biology and an investigator of the Howard Hughes Medical Institute at the University of California, Berkeley. Dr. Allison is a leader in the field of cellular immunology. Dr. Allison was elected to the National Academy of Sciences in 1997.

  Paul A. Bartlett, Ph.D. is Professor of the Chemistry Department at the University of California, Berkeley. Dr. Bartlett is an expert in the field of bioorganic molecules, medicinal chemistry and combinatorial chemistry. He is one of the founders of Pharmacopoeia, Inc.

  Michael S. Brown, M.D. is Professor of Medicine and Genetics and Joseph L. Goldstein, M.D. is Professor and Chairman of the Department of Molecular Genetics at University of Texas Southwestern Medical Center at Dallas. Working as a team, Drs. Brown and Goldstein pioneered a multidisciplinary approach to the study of hypercholesterolemia by using a combination of biochemistry, somatic cell genetics, molecular biology and, most recently, gene regulation and cell biology. In 1985, Drs. Brown and Goldstein were awarded the Nobel Prize in Medicine for their work in the regulation of cholesterol metabolism, and in 1988 they received the National Medal of Science. They were elected to the National Academy of Sciences in 1980.

  E.J. Corey, Ph.D. is Sheldon Emery Professor of Organic Chemistry in the Chemistry Department at Harvard University. Dr. Corey is a leader in organic synthetic chemistry, including applications for manufacturing of pharmaceuticals and applying computers to organic chemical problems. In 1988, Dr. Corey received the National Medal of Science and in 1990, he was awarded the Nobel Prize in Chemistry for his development of the theory and methodology of organic synthesis.

  Donald E. Ganem, M.D. is Professor of Microbiology and Medicine at the University of California, San Francisco. Dr. Ganem is a leader in the area of human viruses and microbial infectious agents.

  Richard M. Losick, Ph.D. is Professor and Chairman of the Department of Molecular & Cellular Biology at Harvard University. Dr. Losick is a leader in the field of microbial development and gene regulation. Dr. Losick was elected to the National Academy of Sciences in 1992 and to the American Academy of Arts and Sciences in 1996.

  Brian W. Matthews, Ph.D., D.Sc. is Professor of Physics and Molecular Biology and an investigator of the Howard Hughes Medical Institute at the University of Oregon, Eugene. He is one of the world's leaders in structural biology and biophysics, with a special expertise in X-ray crystallography and is a pioneer in the study of protein folding, protein:protein interactions and protein:DNA interactions. Dr. Matthews was elected to the National Academy of Sciences in 1986.

  Kim Nasmyth, Ph.D. is a Professor and Director of the Research Institute of Molecular Pathology in Vienna. Dr. Nasmyth is an expert in the area of yeast genetics, cell cycle regulation and cancer biology.

  Bruce W. Stillman, Ph.D. is Director of the Cold Spring Harbor Laboratory on Long Island, New York. Dr. Stillman is an expert in the area of DNA replication, cell cycle control and tumor biology. He is a fellow of the Royal Society.

  James Wells, Ph.D. is co-founder and chief scientific officer of Sunesis, Inc. Dr. Wells is a leader in the field of biomolecular design, protein structure and function as well as molecular biology and phage display technology. Dr. Wells was elected to the National Academy of Sciences in 1999.

  Keith R. Yamamoto, Ph.D. is Chairman of the Department of Cellular and Molecular Pharmacology at the University of California, San Francisco. Dr. Yamamoto is a leader in the field of steroid receptors, a special class of inducible transcriptional regulators. Dr. Yamamoto was elected to the National Academy of Sciences in 1990.

 Oncology Scientific Advisory Board

  In addition to our Scientific Advisory Board, we utilize a number of scientists and physicians to advise us on scientific and medical matters as part of our Oncology Scientific Advisory Board.

  David Botstein, Ph.D. is a Professor at Stanford University and is the chairman of the Stanford Department of Genetics. Dr. Botstein is a member of the National Academy of Sciences.

  Larry Norton, M.D. heads the Division of Solid Tumor Oncology at Memorial Sloan Kettering Cancer Center. Dr. Norton is a leading clinical oncologist and an expert in the treatment of breast cancer.

  Bruce W. Stillman, Ph.D.--See above.

  Michael Wigler, Ph.D. is an Investigator at Cold Spring Harbor Laboratory. Dr. Wigler focuses his research on cancer genes, such as the ras oncogene and tumor suppressor genes. Dr. Wigler is a member of the National Academy of Sciences.

 Clinical Oncology Scientific Advisory Board

  A global oncology advisory panel guides our clinical oncology program. Members include:

  Dr. Hilary Calvert, University of Newcastle, UK
  Dr. Ross Donehower, Johns Hopkins Hospital, Baltimore, USA
  Dr. Axel Hanauske, Munich, Germany
  Dr. David Newell, University of Newcastle, UK
  Dr. Larry Norton, Memorial Sloan Kettering Cancer Center, New York, USA Dr. Eric Rowinsky, Institute of Drug Development, San Antonio, Texas, USA

                                   MANAGEMENT

Executive Officers and Directors

  The following table sets forth information regarding our executive officers and directors as of September 30, 1999.

Name                                 Age Position
----                                 --- --------
David V. Goeddel, Ph.D.............   48 Chief Executive Officer and Director
Andrew J. Perlman, M.D., Ph.D......   51 Executive Vice President
Yasunori Kaneko, M.D...............   46 Vice President, Business Development
Corinne H. Lyle....................   39 Vice President, Chief Financial Officer
William J. Rieflin.................   39 Vice President, General Counsel and Secretary
Terry J. Rosen, Ph.D...............   40 Vice President, Research Operations
Pieter B.M.W.M. Timmermans, Ph.D...   49 Vice President, Pharmacology and Preclinical Development
Robert A. Swanson..................   51 Chairman of the Board of Directors
A. Grant Heidrich, III.............   47 Director
Mark J. Levin......................   49 Director
Paul A. Marks, M.D.................   73 Director
Edward R. McCracken................   55 Director
Steven L. McKnight, Ph.D...........   50 Director
Peter J. Sjostrand, M.D............   53 Director

  David V. Goeddel, Ph.D. co-founded Tularik in November 1991 and has served as a member of our board of directors since inception and as our Chief Executive Officer since April 1996. From April 1996 to December 1997, Dr. Goeddel served as our President and from inception to March 1996, Dr. Goeddel served as our Vice President, Research. Dr. Goeddel was the first scientist hired by Genentech, Inc. and from 1978 to 1993 served in various positions, including Fellow and Staff Scientist and Director of Molecular Biology. Dr. Goeddel's pioneering work in the field of gene cloning and expression of human proteins has been the basis for five significant marketed therapeutics developed by Genentech, including human insulin, human growth hormone, interferon-alpha, interferon-gamma and tissue plasminogen activator. Based on his contributions in gene cloning and expression of human proteins, Dr. Goeddel was elected to the National Academy of Sciences and the American Academy of Arts and Sciences. Since 1998, Dr. Goeddel has served on the board of directors of Pharma Vision 2000 AG, an investor in Tularik. Dr. Goeddel holds a Ph.D. in Biochemistry from the University of Colorado and subsequently performed postdoctoral research at Stanford Research Institute.

  Andrew J. Perlman, M.D., Ph.D. has served as our Executive Vice President since September 1999. From November 1997 to September 1999, Dr. Perlman served as our Vice President, Medical Research and Corporate Development. From January 1993 to November 1997, Dr. Perlman served as our Vice President of Medical Research. Prior to joining Tularik, Dr. Perlman held senior clinical research positions at Genentech, Inc. Previously, Dr. Perlman served as a faculty member in the Department of Medicine at Stanford University. Dr. Perlman is a director of SangStat Medical Corporation. Dr. Perlman holds an M.D. degree and Ph.D. in Physiology from New York University.

  Yasunori Kaneko, M.D. has served as our Vice President, Business Development since June 1992. Dr. Kaneko served as our Chief Financial Officer from June 1992 to October 1996. Prior to joining Tularik, Dr. Kaneko held senior positions at Isis Pharmaceuticals, Inc., Paribas Capital Markets Limited (Tokyo, Japan) and Genentech, Inc. Since 1998, Dr. Kaneko has served on the board of directors of Leukosite Inc. Dr. Kaneko holds an M.D. from Keio University (Tokyo, Japan) and an M.B.A. from Stanford University.

  Corinne H. Lyle has served as our Vice President, Chief Financial Officer since October 1998. From April 1996 to August 1998, Ms. Lyle was an investment banker at Warburg Dillon Read LLC. Previously, Ms. Lyle was with PaineWebber Incorporated and Kidder Peabody & Co. Incorporated as an investment banker. Ms. Lyle holds an M.B.A. from Harvard Business School.

  William J. Rieflin has served as our Vice President, General Counsel and Secretary since August 1996. From May 1992 to July 1996, Mr. Rieflin worked at AMSCO International, Inc., serving in various positions, including Vice President-Human Resources, General Counsel and Secretary. Previously, Mr. Rieflin was an associate at the law firm of Sidley & Austin. Mr. Rieflin holds a J.D. from Stanford Law School and an M.B.A. from the University of Chicago Graduate School of Business.

  Terry J. Rosen, Ph.D. has served as our Vice President, Research Operations since October 1996. From June 1996 to October 1996, Dr. Rosen served as our Vice President, Medicinal Chemistry and from October 1993 to June 1996 he served as our Director, Medicinal Chemistry. Prior to joining Tularik, Dr. Rosen worked at Pfizer Inc and Abbott Laboratories. Dr. Rosen holds a Ph.D. in Organic Chemistry from the University of California, Berkeley.

  Pieter B.M.W.M. Timmermans, Ph.D. has served as our Vice President, Pharmacology and Preclinical Development since January 1997. From June 1984 to December 1996, Dr. Timmermans worked at the DuPont Merck Pharmaceutical Company, and its predecessor, E.I. DuPont de Nemours & Company, serving in various positions including Vice President of Drug Discovery and Senior Vice President of Research. While at DuPont, Dr. Timmermans led the team that discovered the nonpeptide angiotensin II receptor antagonist, Cozaar, which is currently marketed by Merck. Dr. Timmermans holds a Ph.D. in Pharmacology from the University of Amsterdam.

  Robert A. Swanson has served as our Chairman of the Board since June 1996. Mr. Swanson, a founder of Genentech, Inc., served as Genentech's Chief Executive Officer from April 1976 to February 1990 and served as its Chairman of the Board from February 1990 to December 1996. Previously, Mr. Swanson was a partner with Kleiner & Perkins and Citicorp Venture Capital Ltd. Mr. Swanson is a member of the Biology Visiting Committee of, and has served as a Trustee for, the Massachusetts Institute of Technology. Mr. Swanson is a member of the Royal Swedish Academy of Engineering Sciences. Mr. Swanson holds an M.S. from the Sloan School of Management at the Massachusetts Institute of Technology. Mr. Swanson is currently on a medical leave of absence from our board of directors.

  A. Grant Heidrich, III has served as a member of our board of directors since November 1991. Mr. Heidrich joined Mayfield Fund in 1982 and is currently a general partner of Mayfield Fund. Mr. Heidrich serves on the board of directors of Millennium Pharmaceuticals, Inc. and several private companies. Mr. Heidrich holds an M.B.A. from Columbia University Graduate School of Business.

  Mark J. Levin has served as a member of our board of directors since November 1991. From November 1991 to March 1992, Mr. Levin served as our Chief Executive Officer. Since November 1994, he has served as the Chief Executive Officer of Millennium Pharmaceuticals, Inc. and has served as a member of its board of directors since its inception in 1993 and as its Chairman of the Board since March 1996. Previously, Mr. Levin was a partner at Mayfield Fund. Mr. Levin serves on the board of directors of CytoTherapeutics Inc. Mr. Levin holds an M.S. from Washington University in St. Louis.

  Paul A. Marks, M.D. has served as a member of our board of directors since December 1993. Since July 1980, Dr. Marks has served as the President and Chief Executive Officer of Memorial Sloan-Kettering Cancer Center. Previously, Dr. Marks was the Vice President for Health Sciences and Director of the Cancer Center at Columbia University Medical Center. Dr. Marks is a member of the National Academy of Sciences and the Institute of Medicine and is a Fellow of the American Academy of Arts and Sciences. Dr. Marks serves on the board of directors of several Dreyfus Mutual Funds. Dr. Marks holds an M.D. from the College of Physicians and Surgeons, Columbia University.

  Edward R. McCracken has served as a member of our board of directors since August 1993. From 1984 to 1998, Mr. McCracken served as Chief Executive Officer of Silicon Graphics, Inc. Before joining Silicon Graphics, Mr. McCracken spent 16 years with Hewlett-Packard Company, where he worked in a variety of senior management positions. Mr. McCracken serves as Chairman of the Board of The PRASAD Project, a charitable foundation, and serves on the board of directors of CustomerCast Inc., National Semiconductor Corporation and Minnesota Mining and Manufacturing Company. Mr. McCracken holds an M.B.A. from Stanford University.

  Steven L. McKnight, Ph.D. co-founded Tularik in November 1991 and has served as a member of our board of directors since inception. From September 1992 to September 1995, Dr. McKnight served as our Director, Biology. Since January 1997, Dr. McKnight has been a consultant to Tularik. Dr. McKnight has served as Professor and Chairman of the Department of Biochemistry at the University of Texas Southwestern Medical Center since 1995. Previously, Dr. McKnight was an investigator at the Howard Hughes Medical Institute at the Carnegie Institution of Washington. Dr. McKnight is recognized as one of the world leaders in gene regulation based in part on his discovery of leucine zipper proteins. Dr. McKnight is a member of the National Academy of Sciences and the American Academy of Arts and Sciences. Dr. McKnight holds a Ph.D. in Biology from the University of Virginia.

  Peter J. Sjostrand, M.D. has served as a member of our board of directors since October 1996. Dr. Sjostrand is a partner of the BZ Group of Switzerland. From 1975 to 1993, Dr. Sjostrand held various senior management positions at Astra AB, including Executive Vice President, Chief Financial Officer and Regional Director of the Americas. Dr. Sjostrand serves on the board of directors of Pharma Vision 2000 AG, an investor in Tularik, and AGA AB. Dr. Sjostrand holds an M.D. from Karolinska Institute in Stockholm, Sweden.

  Our executive officers are appointed by our board of directors and serve until their successors are elected or appointed. There are no family relationships among any of our directors or executive officers. No director has a contractual right to serve as a member of our board of directors.

Board Committees

  Audit Committee. Our audit committee, consisting of Mr. Heidrich and Mr. Levin, reviews our internal accounting procedures and the services provided by our independent auditors.

  Compensation Committee. Our compensation committee, consisting of Mr. Swanson, Mr. Heidrich and Mr. McCracken, reviews and recommends to our board of directors the compensation and benefits of all our officers and establishes and reviews general policies relating to compensation and benefits of our employees. Mr. Swanson is currently on a medical leave of absence from our board of directors.

Compensation Committee Interlocks and Insider Participation

  During 1998, our compensation committee consisted of Mr. Swanson, Mr. Heidrich and Mr. McCracken. None of the members of our compensation committee has at any time been an officer or employee of Tularik. No interlocking relationship exists between our board of directors or compensation committee and the board of directors or compensation committee of any other company, nor has any interlocking relationship existed in the past.

Compensation of Directors

  We do not provide cash compensation to members of our board of directors for serving on our board of directors or for attendance at committee meetings. Members of our board of directors are reimbursed for some expenses in connection with attendance at board and committee meetings. In April 1998 and in April 1999, each of our non-employee directors received an option to purchase 8,000 shares of common stock at an exercise price of $3.00 per share under our 1997 Non-Employee Directors' Stock Option Plan. In consideration for consulting services, we granted Dr. McKnight additional options to purchase an aggregate of 50,000 shares of common stock, 25,000 shares in each of June 1998 and in June 1999, at an exercise price of $3.00 per share. The $3.00 per share exercise price for these options was equal to the fair market value of the common stock on the date of grant as determined by our compensation committee. These options vest in a series of equal annual installments beginning on the grant date of the option and extending through the next four years of service. For more information, see "Benefit Plans--1997 Non-Employee Directors' Stock Option Plan."

  In consideration for consulting services, in addition to the options described above, we pay Dr. McKnight $85,000 per year. Dr. McKnight spends approximately 20% of his time providing consulting services to Tularik.

  Between January 1995 and February 1998, we forgave $165,968 of the principal and $24,780 of the interest due on a loan of $240,000 we provided to Dr. McKnight in June 1992 to cover housing differential costs in connection with his move to California from another state. In addition, we have paid $153,082 to Dr. McKnight to offset taxable income to him arising as a consequence of our loan forgiveness. No amounts are due by Dr. McKnight on this loan.

Executive Compensation

  The following table sets forth information concerning the compensation that we paid during 1998 to our Chief Executive Officer and each of the four other most highly compensated executive officers that earned more than $100,000 during 1998. All option grants were made under our 1997 Equity Incentive Plan.

                           Summary Compensation Table

                                Annual        Long-Term
                             Compensation    Compensation
                             ------------ ------------------
                                              Securities         All Other
Name and Principal Position   Salary($)   Underlying Options Compensation($)(2)
---------------------------  ------------ ------------------ ------------------
David V. Goeddel, Ph.D......   $324,077        150,000               $879
 Chief Executive Officer and
  Director

John P. McLaughlin(1).......   $275,000        500,000               $663
 President

Yasunori Kaneko, M.D. ......   $246,671         50,000             $2,924
 Vice President, Business
  Development

Andrew J. Perlman, M.D.,
 Ph.D.......................   $234,231         50,000             $2,988
 Vice President, Medical
  Research and Corporate
  Development

Pieter B.M.W.M. Timmermans,
 Ph.D.......................   $229,538         50,000               $876
 Vice President,
  Pharmacology and
  Preclinical Development

--------
(1) Mr. McLaughlin resigned as President of Tularik effective as of September 30, 1999.
(2) Includes term-life insurance premiums paid by us on behalf of these named executive officers, wellness benefits and taxable travel reimbursement.

  The following table sets forth summary information regarding the option grants made to our Chief Executive Officer and each of our four other most highly paid executive officers during 1998. Options granted to purchase shares of our common stock under our 1997 Equity Incentive Plan are generally immediately exercisable by the optionee but are subject to a right of repurchase according to the vesting schedule of each specific grant. In the event that a purchaser ceases to provide service to Tularik and its affiliates, we have the right to repurchase any of that person's unvested shares of common stock at the original option exercise price. The exercise price per share is equal to the fair market value of our common stock on the date of grant as determined by our board of directors. The percentage of total options was calculated based on options to purchase an aggregate of 1,849,700 shares of common stock granted to employees under our 1997 Equity Incentive Plan in 1998. The potential realizable value was calculated based on the ten-year term of the options and assumed rates of stock appreciation of 5% and 10%, compounded annually from the date the options were granted to their expiration date based on the fair market value of the common stock on the date of grant. Twenty-five percent of the initial option vests on the one year anniversary of employment and the remainder vest in a series of equal monthly installments beginning on the one year anniversary of employment and continuing over the next three years of service. Options granted after the one year anniversary of employment vest in a series of equal monthly installments beginning from the vesting start date and continuing over the next four years of service. See "Benefit Plans" for a description of the material terms of these options.

                             Option Grants in 1998

                                                                                Potential
                                                                            Realizable Value
                                                                            at Assumed Annual
                                                                                Rates of
                          Number of   Percent of                               Stock Price
                          Securities Total Options                          Appreciation for
                          Underlying  Granted to    Exercise                   Option Term
                           Options   Employees in     Price    Expiration   -----------------
Name                       Granted    Fiscal Year  (per share)    Date         5%      10%
----                      ---------- ------------- ----------- ----------   -------- --------
David V. Goeddel,
 Ph.D...................   150,000        8.1%        $3.00     6/17/08     $283,003 $717,185
John P. McLaughlin......   500,000       27.0%        $3.00     1/21/08(1)  $149,219 $305,507
Yasunori Kaneko, M.D....    50,000        2.7%        $3.00     6/17/08     $ 94,334 $239,062
Andrew J. Perlman, M.D.,
 Ph.D...................    50,000        2.7%        $3.00     6/17/08     $ 94,334 $239,062
Pieter B.M.W.M.
 Timmermans, Ph.D.......    50,000        2.7%        $3.00     6/17/08     $ 94,334 $239,062

--------
(1) In connection with Mr. McLaughlin's resignation, the expiration date for 250,001 of these options is December 31, 1999. The potential realizable value calculations are based upon this expiration date. 249,999 of these options were not vested as of September 30, 1999 and may not be exercised.

  The following table sets forth summary information regarding the number and value of options held as of December 31, 1998 for our Chief Executive Officer and each of our four most highly compensated executive officers. Our Chief Executive Officer and each of our four most highly compensated executive officers did not acquire any shares upon exercise of options in 1998. Amounts shown in the value of unexercised in-the-money options at December 31, 1998 column are based on the assumed initial public offering price of $12.00, without taking into account any taxes that may be payable in connection with the transaction, multiplied by the number of shares underlying the option, less the aggregate exercise price payable for these shares.

                               1998 Option Values

                           Number of Securities
                          Underlying Unexercised        Value of Unexercised
                                Options at             In-the-Money Options at
                             December 31, 1998            December 31, 1998
                          -------------------------   -------------------------
Name                        Vested       Unvested     Exercisable Unexercisable
----                      -----------   -----------   ----------- -------------
David V. Goeddel,
 Ph.D. .................       493,750       356,250  $8,937,500        --
John P. McLaughlin......       125,001       374,999  $4,500,000        --
Andrew J. Perlman, M.D.,
 Ph.D. .................       129,792       105,208  $2,433,750        --
Yasunori Kaneko, M.D. ..       118,750       131,250  $2,587,500        --
Pieter B.M.W.M.
 Timmermans, Ph.D. .....        22,223        61,110  $  749,997        --

Benefit Plans

  Since 1991, we have established four plans under which employees, officers, non-employee directors and consultants may purchase or receive common stock through incentive stock options, nonstatutory stock options, restricted stock and stock bonuses. These plans are the 1991 Stock Plan, the 1997 Equity Incentive Plan, 1997 Non-Employee Directors' Stock Option Plan and the 1999 Employee Stock Purchase Plan. In addition, we have established two defined contribution plans that are intended to be qualified under Section 401(a) of the Internal Revenue Code, as amended. They are the Tularik Salary Savings Plan and the Tularik Matching Plan.

  Long Term Incentive Plans

  1991 Stock Plan. In November 1991, we adopted our 1991 Stock Plan. Our board subsequently amended the 1991 plan in 1991, 1992, 1993, 1994, 1995 and 1996, and the stockholders approved these amendments. The 1991 plan will terminate in November 2001 unless it is terminated earlier by our board.

  The 1991 plan provides for the grant of stock awards, including:

  . incentive stock options, as defined by Section 422 of the Code that may be granted solely to employees (including officers); and . nonstatutory stock options (stock options other than incentive stock options) and restricted stock purchase awards that may be granted to employees (including officers) and consultants.

  Stock Options. Stock options are granted subject to stock option agreements. The exercise price for an incentive stock option cannot be less than 100% of the fair market value of the common stock on the date of grant. The exercise price for a nonstatutory stock option cannot be less than 85% of the fair market value of the common stock on the date of grant. Options granted under the 1991 plan vest at the rate specified in the option agreement.

  In general, the term of stock options granted under the 1991 plan may not exceed ten years. Unless the terms of an optionee's stock option agreement provide for earlier termination, in the event an optionee's service relationship with us, or any affiliate of ours, ceases due to disability or death, the optionee (or his beneficiary) may exercise any vested options up to 12 months after the date this service relationship ends. If an optionee's relationship with us, or any affiliate of ours, ceases for any reason other than disability or death, the optionee may (unless the terms of the stock option agreement provide for earlier termination) exercise any vested options up to ninety days from cessation of service.

  Acceptable consideration for the purchase of common stock issued under the 1991 plan is determined by our board of directors and may include cash, common stock previously owned by the optionee, a deferred payment arrangement, surrender of a portion of the option covering common stock having a fair market value equal to the exercise price of all of the option, directions to a broker to sell the common stock and deliver the exercise price from the sale proceeds, an irrevocable subscription agreement obligating the optionee to pay for the common stock within twelve months, and any other legal consideration approved by our board.

  Generally, an optionee may not transfer a stock option other than by will or the laws of descent or distribution. However, an optionee may designate a beneficiary who may exercise the option following the optionee's death.

  Tax Limitations on Stock Option Grants. Under current tax laws, incentive stock options may be granted only to our employees. The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to incentive stock options that are exercisable for the first time by an optionee during any calendar year under all of our stock plans may not exceed $100,000. No incentive stock option (and prior to our stock being publicly traded, no nonstatutory stock option) may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of the total combined voting power of Tularik or any affiliate unless the following conditions are satisfied:

  . the option exercise price must be at least 110% of the fair market value of the stock subject to the option on the date of grant; and . the term of any incentive stock option award must not exceed five years from the date of grant.

  Restricted Stock Awards. The purchase price for each restricted stock award granted must be at least 50% of the fair market value of the stock on the date of the award or at the time the purchase is consummated. The restricted stock award may be exercised for a period not to exceed 30 days from the date of the grant of the right. The restricted stock awards may be subject to a right of repurchase given to Tularik under the terms of the restricted stock award grant.

  Changes in Control. Upon specified changes in control of Tularik as provided under the 1991 plan, all outstanding options under the 1991 plan either will be assumed or substituted for by any surviving entity or its parent or subsidiary corporation, if any. For stock options granted prior to January 4, 1992, if the surviving entity or its parent or subsidiary corporation, if any, determines not to assume or substitute the options, the board of directors shall provide for the options to be fully exercisable for a period of 15 days from the date of notice. If the board of directors makes the options fully exercisable for this 15-day period, the options will terminate at the end of this period.

  Authorized Shares. An aggregate of 11,576,667 shares of common stock were authorized for issuance under the 1991 plan. As of September 30, 1999, options to purchase a total of 1,961,729 shares of our common stock were held by all participants under the 1991 plan. As of September 30, 1999, a total of 2,100,000 shares of our common stock were purchased under restricted stock awards. No shares of our common stock remained available for grant. Shares subject to stock options that have expired or otherwise terminated without having been exercised in full again become available for the grant of awards under the 1991 plan. Shares issued under the 1991 plan may be previously unissued shares or reacquired shares of common stock.

  Plan Administration. Our board of directors administers the 1991 plan. Our board of directors may delegate authority to administer the 1991 plan to a committee of our board of directors. Subject to the terms of the plan, our board of directors or its authorized committee determines recipients, the numbers and types of stock awards to be granted, and the terms and conditions of the stock awards including the period of their exercisability and vesting. Subject to the plan limitations, our board of directors or its authorized committee also determines the exercise price of options granted and the right to purchase restricted stock.

  Our board of directors or its designated committee may, in its sole discretion, include additional provisions in any option or award granted or made under the 1991 plan that are not inconsistent with the 1991 plan or applicable law. Our board of directors or its designated committee may also, in its sole discretion, accelerate or extend the date or dates on which all or any particular option or options granted under the 1991 plan may be exercised. In the event of a decline in the value of our common stock, our board of directors or its designated committee has the authority to offer optionees the opportunity to replace outstanding higher priced options with new lower priced options.

  1997 Equity Incentive Plan. In March 1997, we adopted our 1997 Equity Incentive Plan. The 1997 plan will terminate in March 2007 unless our board of directors terminates it sooner.

  The 1997 plan provides for the grant of stock awards, including:

  . incentive stock options, as defined in Section 422 of the Code, that may be granted solely to employees (including officers); and . nonstatutory stock options, restricted stock purchase awards and stock bonuses that may be granted to employees (including officers), non-employee directors and consultants.

  Stock Options. Stock options are granted subject to stock option agreements. The exercise price for an incentive stock option cannot be less than 100% of the fair market value of the common stock on the date of grant. The exercise price for a nonstatutory stock option cannot be less than 85% of the fair market value of the common stock on the date of grant. Options granted under the 1997 plan vest at the rate specified in the option agreement.

  In general, the term of stock options granted under the 1997 plan may not exceed ten years. Unless the terms of an optionee's stock option agreement provide for earlier termination, in the event an optionee's service relationship with us, or any affiliate of ours, ceases due to disability or death, the optionee (or his beneficiary) may exercise any vested options up to twelve months (eighteen months in the event of death) after the date this service relationship ends. If an optionee's relationship with us, or any affiliate of ours, ceases for any reason other than disability or death, the optionee may (unless the terms of the stock option agreement provide for earlier termination) exercise any vested options up to 90 days from cessation of service.

  Acceptable consideration for the purchase of common stock issued under the equity 1997 plan is determined by our board of directors and may include cash, common stock previously owned by the optionee, a deferred payment arrangement and other legal consideration approved by our board of directors.

  Generally, an optionee may not transfer a stock option other than by will or the laws of descent or distribution unless the optionee holds a nonstatutory stock option that provides otherwise. However, an optionee may designate a beneficiary who may exercise the option following the optionee's death.

  Tax Limitations on Stock Option Grants. Under current tax laws, incentive stock options may be granted only to our employees. The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to incentive stock options that are exercisable for the first time by an optionee during any calendar year under all of our stock plans may not exceed $100,000. No incentive stock option (and prior to our stock being publicly traded, no nonstatutory stock option) may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of the total combined voting power of Tularik or any affiliate unless the following conditions are satisfied:

  . the option exercise price must be at least 110% of the fair market value of the stock subject to the option on the date of grant; and . the term of any incentive stock option award must not exceed five years from the date of grant.

  Section 162(m). When we become subject to Section 162(m) of the Code (which generally denies a corporate tax deduction to publicly held corporations for some compensation paid to specified employees in a taxable year to the extent that the compensation exceeds $1,000,000 and is not paid based on performance), no person may be granted options under the 1997 plan covering more than 1,000,000 shares of common stock in any calendar year. In the event that our board of directors exercises its authority to reprice outstanding options or to offer optionees the opportunity to replace outstanding options with new options for the same or a different number of shares, then both the original and new options will count toward the Section 162(m) limitation.

  Restricted Stock and Stock Bonus Awards. Prior to our stock being publicly traded, the purchase price for each restricted stock award granted must be at least 85% of the fair market value of the stock on the date of the award or at the time the purchase is consummated. For restricted stock awards made on or after the date that our stock is publicly traded, the purchase price for these awards must be at least 50% of the fair market value of the stock on the date of the award or at the time the purchase is consummated. Rights to acquire shares under a stock bonus or restricted stock bonus agreement may not be transferred other than by will or by the laws of descent and distribution and are exercisable during the life of the optionee only by the optionee. Some restricted stock awards made following the completion of this offering may be otherwise transferable if the stock bonus agreement so provides. Restricted stock purchase awards granted under the 1997 plan may include a repurchase option in favor of Tularik that varies according to a service vesting schedule determined by our board of directors. Stock bonuses may be awarded in consideration for past services without a purchase payment.

  Changes in Control. Under specified changes in control, all outstanding options under the 1997 plan either will be assumed, continued or substituted for by any surviving entity. If the surviving entity does not assume, continue or substitute for these awards, the vesting provisions of these stock awards will be accelerated and these stock awards will be terminated upon the change in control if not previously exercised.

  Authorized Shares. An aggregate of 4,618,038 shares of common stock currently are authorized for issuance under the 1997 plan. As of September 30, 1999, options to purchase a total of 3,824,274 shares of our common stock were held by all participants under the 1997 plan. A total of 304,112 shares of our common stock remain available for grant. Shares subject to stock options that have expired or otherwise terminated without having been exercised in full again become available for the grant of awards under the 1997 plan. The share reserve automatically will increase on December 31 every year through 2002 by a number equal to 3.5% of the issued and outstanding shares of our common stock. Shares issued under the 1997 plan may be previously unissued shares or reacquired shares bought on the market or otherwise. No more than 2,000,000 shares of our common stock may be issued on the exercise of incentive stock options during the term of the 1997 plan.

  Plan Administration. Our board of directors administers the 1997 plan. Our board of directors may delegate authority to administer the 1997 plan to a committee. Subject to the terms of the plan, our board of directors or its authorized committee determines recipients, the numbers and types of stock awards to be granted, and the terms and conditions of the stock awards including the period of their exercisability and vesting. Subject to the plan limitations, our board or its authorized committee also determines the exercise price of options granted and the right to purchase restricted stock.

  Our board of directors or its designated committee may, in its sole discretion, include additional provisions in any option or award granted or made under the 1997 plan that are not inconsistent with the 1997 plan or applicable law. Our board of directors or its designated committee may also, in its sole discretion, accelerate or extend the date or dates on which all or any particular option or options granted under the 1997 plan may be exercised. In the event of a decline in the value of our common stock, our board of directors or its designated committee has the authority to offer optionees the opportunity to replace outstanding higher priced options with new lower priced options.

  1997 Non-Employee Directors' Stock Option Plan. In January 1997, the compensation committee of our board of directors adopted our 1997 Non-Employee Directors' Stock Option Plan to provide for the automatic grant of options to purchase shares of common stock to non-employee directors of Tularik. Our board of directors administers the directors' plan, unless it delegates administration to a committee. The maximum number of shares of common stock that may be issued following exercise of options granted under the directors' plan is 300,000.

  Initial Grants. Under the terms of the directors' plan, each person serving as a director of Tularik who is not an employee of Tularik and not already a holder of one or more options to purchase stock of Tularik, is automatically granted an option to purchase 25,000 shares of common stock effective on the later of the approval of the directors' plan by the stockholders or the date the director first becomes a member of our board.

  Annual Grants. In addition, on the date of Tularik's annual meeting of stockholders, each non-employee director who was a director on the last day of the prior calendar year will automatically be granted an option to purchase 8,000 shares of common stock.

  Vesting and Exercise Terms. Options under the directors' plan vest within four years from the date of grant. The exercise price of options granted under the directors' plan must equal the fair market value of the common stock on the date of grant. No option granted under the directors' plan may be exercised after the expiration of ten years from the date it was granted. Generally, options granted under the directors' plan may only be transferable by will, the laws of descent and distribution or for specified estate planning purposes. The directors' plan will terminate at the discretion of our board of directors.

  Change In Control. Under specified changes in control, all outstanding options under the directors' plan either will be assumed or substituted for by any surviving entity. If the surviving entity does not assume or substitute for these awards, the vesting provisions of the options will be accelerated and the options will be terminated upon the change in control if not previously exercised.

  1999 Employee Stock Purchase Plan. In November 1999, we adopted our 1999 Employee Stock Purchase Plan, authorizing the issuance of common stock through purchase rights granted to our employees or to employees of our affiliates, if any. The purchase plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Code. As of the date hereof, no shares of common stock had been issued or purchased under the purchase plan. The terms of the purchase plan are set forth in the purchase plan document and each offering under the purchase plan.

  The purchase plan provides a means by which employees may purchase our common stock through payroll deductions. The purchase plan is implemented by offerings of rights to eligible employees. Generally, all employees of Tularik or one of its affiliates, including executive officers, who are not part-time or seasonal employees whose customary employment is less than 20 hours per week or whose customary employment is less than 5 months per calendar year, may participate in the purchase plan and may authorize payroll deductions of up to 15% of their earnings for the purchase of common stock under the purchase plan. Under the plan, we may specify offerings with a duration of not more than 27 months, and may specify shorter purchase periods within each offering. The first offering will begin on the effective date of this offering and be approximately 25 1/2 months in duration. Subsequent offering periods will begin on each February 1st and continue for a duration of 24 months. Purchases will occur each February 1st and August 1st.

  The purchase plan provides that employees may generally be required to complete at least 90 days and not more than 2 years of employment with Tularik or one of its affiliates in order to participate in the plan. Initially, eligible employees may generally participate in the purchase plan only after completing 90 days of employment with Tularik or one of its affiliates. However, otherwise eligible employees who have not completed 90 days of employment but are employed with Tularik or one of its affiliate as of the effective date of the initial public offering shall be eligible to participate on the effective date of the initial public offering provided they remain in employment through the first purchase date under the purchase plan.

  Unless otherwise determined by our board of directors, common stock is purchased for accounts of employees participating in the purchase plan at a price per share equal to the lower of:

  . 85% of the fair market value of a share of our common stock on the date of commencement of participation in the offering; or . 85% of the fair market value of a share of our common stock on the date of purchase.

  On the first day of an offering period, we will grant to each eligible employee who has elected to participate in the purchase plan an option to purchase shares of common stock as follows: the employee may authorize an amount (a whole percentage from 1% to 15% of the employee's regular pay) to be deducted by Tularik from his or her pay during the offering period. On the last day of the offering period, the employee is deemed to have exercised the option, at the option exercise price, to the extent of accumulated payroll deductions. For this purpose, an employee's regular pay shall include his or her base salary, contributions to the Tularik Salary Savings Plan, overtime pay, commissions and bonuses, but shall exclude other remuneration paid directly to the employee, profit-sharing payments, employee benefits, imputed income on employee benefits, employee expense reimbursements and income received in connection with stock options.

  If an employee is not a participant on the last day of the offering period, the employee is not entitled to exercise any option, and the amount of the employee's accumulated payroll deductions will be refunded. An employee's rights under the purchase plan terminate upon voluntary withdrawal from the purchase plan at any time, or when this employee ceases employment for any reason, except that upon termination of employment because of death, the employee's beneficiary has specified rights to elect to exercise the option to purchase the shares that the accumulated payroll deductions in the participant's account would purchase at the date of death.

  Limitations. Eligible employees may be granted rights only if the rights, together with any other rights granted under any other employee stock purchase plans, do not permit the employee to purchase our common stock at a rate which exceeds $25,000 of the fair market value of this stock for each calendar year in which these rights are outstanding. No employee shall be eligible for the grant of any rights under the purchase plan if immediately after these rights are granted, the employee has voting power over 5% or more of our outstanding capital stock (measured by vote or value).

  Authorized shares. The purchase plan authorizes the issuance of a total of 500,000 shares of common stock under the purchase plan. This reserve amount will be increased each January 1 beginning January 1, 2001 by the lesser of 500,000 shares of common stock or 1% of the number of shares of common stock outstanding on that date. However, our board of directors has the authority to designate a smaller number of shares by which the authorized number of shares of common stock will be increased on that date.

  Administration. Our board of directors administers the purchase plan. Our board of directors may delegate authority to administer the purchase plan to a committee that shall have the authority of our board of directors to adopt resolutions governing the purchase plan.

  Tax Qualified Plans. We sponsor the Tularik Salary Savings Plan and Matching Plan as discussed below:

  Savings Plan. Our savings plan, effective October 1, 1993, is intended to be a tax-qualified defined contribution plan under Subsections 401(a) and 401(k) of the Code. All employees are eligible to participate and may enter the 401(k) plan as of their date of hire and on the first day of any month thereafter. Each participant may contribute up to 20% of his or her pre-tax compensation to the savings plan, subject to statutorily prescribed annual limits. Each participant's contributions, and the corresponding investment earnings, are generally not taxable to the participants until withdrawn. Employee contributions are held in trust and invested by the savings plan trustee as required by law. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives.

  Matching Plan. Our matching plan, effective January 1, 1998, is intended to be a tax-qualified defined contribution plan under Subsections 401(a) and 401(m) of the Code. All employees are eligible to participate and may enter the matching plan as of the date they become eligible to participate in the savings plan. Each participant who makes pre-tax contributions to the savings plan is eligible to have a matching contribution in common stock made by Tularik to his or her matching plan account in an amount up to 50% of the participant's savings plan contribution with a maximum employee contribution of $1,500 per year, subject to statutorily prescribed annual limits. We may make additional discretionary contributions for all participants to the matching plan. Each participant's contributions, and the corresponding investment earnings, are generally not taxable to the participants until withdrawn. Participant contributions are held in trust as required by law. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives.

Limitations of Liability; Indemnification of Directors and Officers

  In connection with the consummation of the offerings, we will adopt and file an amended and restated certificate of incorporation and amended and restated bylaws. As permitted by Delaware law, our amended and restated certificate of incorporation provides that no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

  . for any breach of duty of loyalty to us or to our stockholders;
  . for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
  . for unlawful payment of dividends or unlawful stock repurchases or redemptions under Section 174 of the Delaware General Corporation Law; or . for any transaction from which the director derived an improper personal benefit.

  Our certificate of incorporation further provides that we must indemnify our directors to the fullest extent permitted by Delaware law.

  In addition, our amended and restated bylaws provide that:

  . we are required to indemnify our directors and officers to the fullest extent permitted by Delaware law, subject to limited exceptions;
  . we may indemnify our other employees and agents to the extent that we indemnify our officers and directors, unless otherwise prohibited by law, our amended and restated certificate of incorporation, our bylaws or agreements;
  . we are required to advance expenses to our directors and executive officers as incurred in connection with legal proceedings against them for which they may be indemnified; and
  . the rights conferred in the bylaws are not exclusive.

  We have entered into indemnification agreements with each of our directors and officers. These agreements, among other things, require us to indemnify each director and officer to the fullest extent permitted by Delaware law, including indemnification for expenses such as attorneys' fees, judgments, fines and settlement amounts incurred by the director or officer in any action or proceeding, including any action by or in the right of Tularik, arising out of the person's services as a director or officer of Tularik, any subsidiary of ours or any other company or enterprise to which the person provides services at our request. At present, we are not aware of any pending or threatened litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification would be required or permitted. We believe that our charter provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Employment Agreements and Termination of Employment Agreements

  At the time of commencement of employment, our employees generally sign offer letters specifying basic terms and conditions of employment. In general, our employees are not subject to written employment agreements. Each officer and employee has entered into a standard form confidential information and invention assignment agreement that provides that the employee will not disclose any confidential information of Tularik received during the course of employment and that, with some exceptions, the employee will assign to Tularik any and all inventions conceived or developed during the course of employment.

  In October 1999, we entered into an agreement with John P. McLaughlin, our former President. Under the terms of the agreement, Mr. McLaughlin will receive his salary and health benefits through December 31, 1999 and may receive his salary and health benefits through June 30, 2000 if he does not secure alternate employment prior to that date. In addition, the vesting of options to purchase 37,500 shares of common stock was accelerated. We provided Mr. McLaughlin with a one-year loan in the principal amount of $787,503 at an annual interest rate of 5.54%, in exchange for a promissory note secured by a pledge of 262,501 shares of common stock.

                           RELATED PARTY TRANSACTIONS

  Stock option grants to our executive officers and directors are described in this prospectus under the heading "Management--Compensation of Directors, -- Executive Compensation and --Employment Agreements."

  From January 1, 1996 through September 30, 1999, the following executive officers, directors and holders of more than 5% of our voting securities purchased securities in the amounts and as of the dates shown below.

                                                            Series F  Series G
                                                            Preferred Preferred
Purchaser                                      Common Stock   Stock     Stock
---------                                      ------------ --------- ---------
Directors and Executive Officers(1)
David V. Goeddel, Ph.D. ....................        550,001       --        --
John P. McLaughlin..........................            --        --        --
Yasunori Kaneko, M.D. ......................        200,000       --        --
Corinne H. Lyle.............................            --        --        --
Andrew J. Perlman, M.D., Ph.D. .............        100,000       --        --
William J. Rieflin..........................        183,334       --        --
Terry J. Rosen..............................         63,000       --        --
Pieter B.M.W.M. Timmermans, Ph.D. ..........        116,667       --        --
Robert A. Swanson...........................        308,000       --        --
A. Grant Heidrich, III......................            --        --        --
Mark J. Levin...............................            --        --        --
Paul A. Marks, M.D. ........................         33,000       --        --
Edward R. McCracken.........................            --        --        --
Steven L. McKnight, Ph.D. ..................            --        --        --
Peter J. Sjostrand, M.D. ...................            --        --        --

Entities Affiliated with Directors(1)
Mayfield Fund(2)............................            --        --        --
Pharma Vision 2000 AG(3)....................            --  3,280,000 5,000,000

Price Per Share(4).......................... $0.40 to $3.00 $   10.00 $   10.25
Date(s) of Purchase.........................      1/96-9/99     10/96     12/97

--------
(1) See "Principal Stockholders" for more detail on shares held by these purchasers.

(2) The entities affiliated with Mayfield Fund are Mayfield Associates, Mayfield Medical Partners and Mayfield VI. Mr. Heidrich, one of our directors, is a general partner of Mayfield Associates and of Mayfield VI Management Partners. Mayfield VI Management Partners is the general partner of Mayfield VI. Mayfield VI is a general partner of Mayfield Medical Partners. Mr. Levin, one of our directors, is a general partner of Mayfield Medical Partners.

(3) Dr. Goeddel, our Chief Executive Officer and one of our directors, is a director of Pharma Vision. Dr. Sjostrand, a member of our board of directors, is a director of Pharma Vision.

(4) The weighted average price per share for these purchases of our common stock as of September 30, 1999 was $1.75.

  We have entered into an amended and restated registration rights agreement with each of the purchasers of preferred stock shown above. This agreement and additional similar agreements provide that these and other stockholders will have registration rights with respect to their shares of common stock issuable upon conversion of their preferred stock following the offerings.

  We have entered into indemnification agreements with our directors and certain officers for the indemnification and advancement of expenses to these persons to the fullest extent permitted by law. We also intend to enter into those agreements with our future directors and officers. See "Limitation of Liability; Indemnification of Directors and Officers."

  In June 1996, we entered into an agreement with Mr. Swanson under which the 1987 Swanson Family Trust, a trust affiliated with Mr. Swanson, purchased 300,000 shares of common stock at a purchase price of $0.75 per share. According to the terms of the stock purchase agreement, if Mr. Swanson ceases to serve as a director of Tularik before June 2001, we have the right to repurchase at the original purchase price a number of shares calculated using a formula based on the number of days of Mr. Swanson's service as a director to us over a four-year period.

  In May 1997, we loaned Mr. Rieflin $250,000 that he used in connection with relocating to California from another state. Mr. Rieflin has repaid the full amount that was due on this loan. The loan was interest free and was secured by a pledge of Mr. Rieflin's shares of our common stock.

  In November 1997, we loaned Mr. Rieflin $94,132 that he used to cover housing differential costs in his move to California from another state. We have forgiven $23,533 of the principal of this loan and will forgive an additional $23,533 each November if Mr. Rieflin continues as an employee of Tularik through that date. Mr. Rieflin has not repaid any amount due on this loan. The loan bears interest at a rate of 6.10% per year, is secured by a pledge of Mr. Rieflin's shares of our common stock and is due on November 14, 2001.

  We believe that all of the transactions discussed above were made on terms no less favorable to us than could have been obtained from unaffiliated third parties. All future transactions, including loans, between us and our officers, directors, principal stockholders and their affiliates will be approved by a majority of our board of directors, including a majority of the independent and disinterested directors, and will be on terms no less favorable to us than could be obtained from unaffiliated third parties.

  Pharma Vision, which is our largest stockholder and owns 23.5% of our outstanding stock, has expressed an interest in acquiring directly from us concurrently with the offerings additional shares of common stock that would allow it to maintain its percentage ownership. Pharma Vision would purchase 1,468,750 shares of common stock, and if the underwriters exercised the over-allotment options in full, Pharma Vision would purchase an additional 220,313 shares of common stock. Any sales of shares by us to Pharma Vision would be made under a separate purchase agreement between us and Pharma Vision containing customary terms. All shares to be sold to Pharma Vision under this agreement would be sold at the public offering price shown on the cover page of this prospectus. These shares would be sold through the registration statement of which this prospectus is a part and would not be subject to any lock-up agreement with us or the underwriters. The underwriters would not receive any discounts or commissions on the sale of these shares.

  BZ Bank Limited, an affiliate of Pharma Vision, is one of the international managers of the offering. Please see discussion under "Underwriting."

                             PRINCIPAL STOCKHOLDERS

  The following table provides summary information regarding the beneficial ownership of our outstanding common stock as of September 30, 1999 for:

  . each person or group who beneficially owns more than 5% of our common stock;
  . our chief executive officer;
  . each of our four other most highly compensated executive officers whose compensation exceeded $100,000 during 1998;
  . each of our directors; and
  . all of our directors and executive officers as a group.

  Beneficial ownership of shares is determined under the rules of the Securities and Exchange Commission and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as indicated by footnote, and subject to applicable community property laws, each person identified in the table possesses sole voting and investment power with respect to all shares of common stock held by them. Shares of common stock subject to options currently exercisable or exercisable within 60 days of September 30, 1999 and not subject to repurchase as of that date are deemed outstanding for calculating the percentage of outstanding shares of the person holding these options, but are not deemed outstanding for calculating the percentage of any other person. Applicable percentage ownership in the following table is based on 35,271,375 shares of common stock outstanding as of September 30, 1999, after giving effect to the conversion of all outstanding shares of preferred stock into common stock upon the closing of the offerings, and 41,521,375 shares of common stock outstanding immediately following the completion of the public offerings and the direct offering to Pharma Vision. Unless otherwise indicated, the address of each of the named individuals is c/o Tularik Inc., Two Corporate Drive, South San Francisco, California 94080.

                                         Amount and Nature of Shares Beneficially Owned as of September 30, 1999
                                     -------------------------------------------------------------------------------
                                                                                     Percent of Total Outstanding
                                                                   Shares Issuable     Shares Beneficially Owned
                                                 Shares Subject to Under  Options  ---------------------------------
                                     Outstanding    a Right of       Exercisable      Before the       After the
                                      Shares of  Repurchase as of  within 60 Days  Public Offerings Public Offerings
                                       Common      September 30,    of September       and the          and the
Name                                  Stock(1)        1999(2)         30, 1999     Direct Offering  Direct Offering
----                                 ----------- ----------------- --------------- ---------------- ----------------
Pharma Vision 2000 AG(3)...........   8,280,000           --                --           23.5             23.5
 Spielhof 3
 8750 Glaris Switzerland
Entities affiliated with Mayfield
 Fund(4)...........................   3,966,474           --                --           11.2              9.6
 2800 Sand Hill Road, Suite 250
 Menlo Park, CA 94025
David V. Goeddel, Ph.D.(5).........   9,658,125       171,876           549,999          29.0             28.3
John P. McLaughlin.................         --            --            225,001             *                *
Yasunori Kaneko, M.D.(6)...........     395,000           --            275,000           1.9              1.6
Andrew J. Perlman, M.D., Ph.D.(7)..     270,000           --            205,000           1.3              1.1
Pieter B.M.W.M. Timmermans, Ph.D...      77,778        38,889           133,333             *                *
Robert A. Swanson(8)...............     341,195       109,000            56,000           1.4              1.2
A. Grant Heidrich, III(9)..........   3,966,474           --             41,000          11.3              9.6
Mark J. Levin(10)..................     479,818           --             99,000           1.6              1.4
Edward R. McCracken................         --            --             89,000             *                *
Steven L. McKnight, Ph.D.(11)......     784,751         6,249           399,000           3.3              2.8
Paul A. Marks, M.D. ...............      64,313         8,687            16,000             *                *
Peter J. Sjostrand, M.D.(12).......   8,280,000           --             49,000          23.6             23.6
All executive officers and
 directors as a group (15
 people)(13).......................  15,775,844       387,827         2,745,999          49.7             42.7

--------
  * Less than one percent (1%).
 (1) Excludes shares of common stock subject to a right of repurchase as of September 30, 1999.

 (2) The unvested portion of the shares of common stock is subject to a right of repurchase by us, at the original option exercise price, in the event the holder ceases to provide service to us and our affiliates. The option exercise prices range from $0.025 to $3.00. See "Management--Executive Compensation" for more detail on our right to repurchase.

 (3) Pharma Vision has expressed an interest in acquiring directly from us concurrent with the public offerings additional shares of common stock that would allow it to maintain its percentage ownership. The percentage of total outstanding shares beneficially owned by Pharma Vision after the public offerings and the direct offering includes 1,468,750 shares that may be purchased by Pharma Vision in the direct offering. See "Related Party Transactions" for more detail on the direct offering.

 (4) Includes 158,659 shares held by Mayfield Associates, 479,818 shares held by Mayfield Medical Partners and 3,327,997 shares held by Mayfield VI. Mayfield VI Management Partners is the general partner of Mayfield VI and Mayfield VI is a general partner of Mayfield Medical Partners. Mr. Heidrich is a general partner of Mayfield Associates and of Mayfield VI Management Partners. Mr. Levin is a general partner of Mayfield Medical Partners.

 (5) Includes 8,280,000 shares held by Pharma Vision and 1,468,750 shares that may be purchased by Pharma Vision in the direct offering. Dr. Goeddel is a director of Pharma Vision and disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in these shares. Does not include 240,000 shares held in trust for Dr. Goeddel's children, for which Dr. Goeddel is not the trustee and disclaims beneficial ownership.

 (6) Includes 200,000 shares held in trust for the Kaneko Family Trust for which Dr. Kaneko disclaims beneficial ownership. Does not include 40,000 shares held in trust for Dr. Kaneko's minor children, for which Dr. Kaneko is not the trustee and disclaims beneficial ownership.

 (7) Includes 195,000 shares held in trust for the Perlman/Gardner Family Trust for which Dr. Perlman disclaims beneficial ownership. Does not include 30,000 shares held in trust for Dr. Perlman's minor children, for which Dr. Perlman is not the trustee and disclaims beneficial ownership.

 (8) Includes 308,000 shares held by an irrevocable trust of which Mr. Swanson is trustee and 142,195 shares held by a partnership affiliated with Mr. Swanson.

 (9) Includes 158,659 shares held by Mayfield Associates, 479,818 shares held by Mayfield Medical Partners and 3,327,997 shares held by Mayfield VI. Mr. Heidrich is a general partner of Mayfield Associates and of Mayfield VI Management Partners. Mayfield VI Management Partners is the general partner of Mayfield VI and Mayfield VI is a general partner of Mayfield Medical Partners. Mr. Heidrich disclaims beneficial ownership of these shares except to the extent of his proportionate partnership interest in these shares.

(10) Includes 479,818 shares held by Mayfield Medical Partners. Mr. Levin is a general partner of Mayfield Medical Partners and disclaims beneficial ownership of these shares except to the extent of his proportionate partnership interest in these shares.

(11) Includes 200,000 shares held in trust for Dr. McKnight's minor children and 206,000 shares held in trust for the Steven L. McKnight Exempt Family Trust. Dr. McKnight disclaims beneficial ownership of these shares.

(12) Includes 8,280,000 shares held by Pharma Vision. The percentage of total outstanding shares beneficially owned after the public offerings and the direct offering includes 1,468,750 shares that may be purchased by Pharma Vision in the direct offering. Dr. Sjostrand is a director of Pharma Vision and disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in these shares.

(13) Includes shares described in the notes above, as applicable.

                          DESCRIPTION OF CAPITAL STOCK

  Upon the closing of the offerings and the filing of our amended and restated certificate of incorporation, our authorized capital stock will consist of 65 million shares of common stock, $0.001 par value, and five million shares of preferred stock, $0.001 par value.

Common Stock

  As of September 30, 1999, there were 35,271,375 shares of common stock outstanding that were held of record by approximately 374 stockholders after giving effect to the conversion of our preferred stock into common stock at a one-to-one ratio. There will be 41,521,375 shares of common stock outstanding (assuming no exercise of the underwriters' over-allotment options and no exercise of outstanding options) after giving effect to the sale of the shares of common stock offered by this prospectus.

  The holders of common stock are entitled to one vote per share on all matters submitted to a vote of our stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive ratably any dividends out of assets legally available therefor as our board of directors may from time to time determine. Upon liquidation, dissolution or winding up of Tularik, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding shares of preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock

  According to our amended and restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock, in one or more series. Our board shall determine the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of any series. The issuance of preferred stock could diminish voting power of holders of common stock, and the likelihood that holders of preferred stock will receive dividend payments and payments upon liquidation may have the effect of delaying, deferring or preventing a change in control of Tularik, which could depress the market price of our common stock. We have no present plan to issue any shares of preferred stock.

Registration Rights of Stockholders

  Upon completion of the offerings, holders of an aggregate of 26,953,539 shares of common stock and warrants to purchase an aggregate of 1,015,091 shares of common stock will be entitled to rights to register these shares under the Securities Act. These rights are provided under an Investor Rights Agreement, dated October 31, 1997, under an Amended and Restated Registration Rights Agreement, dated August 15, 1999, and under agreements with similar registration rights. If we propose to register any of our securities under the Securities Act, either for our own account or for the account of others, the holders of these shares are entitled to notice of the registration and are entitled to include, at our expense, their shares of common stock in the registration and any related underwriting, provided, among other conditions, that the underwriters may limit the number of shares to be included in the registration and in some cases, including this offering, exclude these shares entirely. In addition, the holders of these shares may require us, at our expense and on not more than two occasions at any time beginning six months from the date of the closing of the offerings, to file a registration statement under the Securities Act with respect to their shares of common stock, and we will be required to use our best efforts to effect the registration. Further, the holders may require us at our expense to register their shares on Form S-3 when this form becomes available.

Anti-Takeover Provisions of Delaware Law and Charter Provisions

  Until November 2000, we are subject to Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly-held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder unless:

  . prior to that date, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

  . upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers, and by employee stock plans in which shares held subject to the plan will be tendered in a tender or exchange offer; or

  . on or subsequent to that date, the business combination is approved by our board of directors and is authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

  Section 203 defines "business combination" to include:

  . any merger or consolidation involving the corporation and the interested stockholder;
  . any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;
  . subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; and
  . the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

  In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

  Our amended and restated certificate of incorporation requires that upon completion of the public offerings, any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by a consent in writing. Additionally, our certificate of incorporation:

  . substantially limits the use of cumulative voting in the election of directors;
  . provides that the authorized number of directors may be changed only by resolution of our board of directors; and . authorizes our board of directors to issue blank check preferred stock to increase the amount of outstanding shares.

  Our amended and restated bylaws provide that candidates for director may be nominated only by our board of directors or by a stockholder who gives written notice to us no later than 60 days prior nor earlier than 90 days prior to the first anniversary of the last annual meeting of stockholders. The authorized number of directors is fixed by our amended and restated certificate of incorporation. Our board of directors currently consists of eight members, who will be elected at each annual meeting of our stockholders. Our board of directors may appoint new directors to fill vacancies or newly created directorships. Our bylaws also limit who may call a special meeting of stockholders.

  Delaware law and these charter provisions may have the effect of deterring hostile takeovers or delaying changes in control of our management, which could depress the market price of our common stock.

Transfer Agent and Registrar

  The transfer agent and registrar for the common stock is Norwest Bank Minnesota N.A.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Prior to the offerings, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market could reduce prevailing market prices. Furthermore, since no shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale as described below, sales of substantial amounts of our common stock in the public market after these restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

  Upon completion of the public offerings and the direct offering to Pharma Vision, we will have outstanding an aggregate of 41,521,375 shares of common stock, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options or warrants after September 30, 1999. Of these shares, all of the shares sold in the public offerings and the direct offering will be freely tradable without restriction or further registration under the Securities Act, unless these shares are purchased by affiliates. The remaining 35,271,375 shares of common stock held by existing stockholders are restricted securities. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration described below under Rules 144, 144(k) or 701 promulgated under the Securities Act.

  As a result of the contractual restrictions described below and the provisions of Rules 144, 144(k) and 701, the restricted shares will be available for sale in the public market as follows:

  . 2,144,474 shares will be eligible for sale upon completion of the offerings;
  . 424,249 shares will be eligible for sale beginning 90 days after the date of this prospectus;
  . 32,704,652 shares will be eligible for sale upon the expiration of the lock-up agreements, described below, beginning 180 days after the date of this prospectus; and
  . 3,709,202 shares will be eligible for sale upon the exercise of vested options 180 days after the date of this prospectus.

  Lock-Up Agreements. All of our officers, directors and some of our stockholders and option holders have agreed not to transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, for a period of at least 180 days after the date of this prospectus. Transfers or dispositions can be made sooner only with the prior written consent of Lehman Brothers Inc. Shares purchased by Pharma Vision in the direct offering would not be subject to any lock-up agreement with the underwriters or us.

  Rule 144. In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus a person or persons whose shares are aggregated, who has beneficially owned restricted securities for at least one year, including the holding period of any prior owner except an affiliate, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  . 1% of the number of shares of our common stock then outstanding, which will equal approximately 415,214 shares immediately after the offerings; or
  . the average weekly trading volume of our common stock on the Nasdaq
    National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

  Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about Tularik.

  Rule 144(k). Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner except an affiliate, is entitled to sell these shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. 16,205,022 shares of our common stock will qualify as "144(k) shares" within 180 days after the date of this prospectus.

  Rule 701. In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors, other than affiliates, who purchases or receives shares from us in connection with a compensatory stock purchase plan or option plan or other written agreement will be eligible to resell their shares beginning 90 days after the date of this prospectus, subject only to the manner of sale provisions of Rule 144, and by affiliates under Rule 144 without compliance with its holding period requirements.

  Registration Rights. Upon completion of this offering, the holders of 26,953,539 shares of our common stock, or their transferees, will be entitled to rights with respect to the registration of their shares under the Securities Act. Registration of their shares under the Securities Act would result in these shares becoming freely tradeable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of this registration.

  Stock Options. Following the offerings, we intend to file a registration statement on Form S-8 under the Securities Act covering the shares of common stock reserved for issuance under our 1991 Stock Plan, 1997 Equity Incentive Plan and 1999 Employee Stock Purchase Plan that will become effective upon filing. Accordingly, shares registered under that registration statement will, subject to Rule 144 volume limitations applicable to affiliates, be available for sale in the open market after the filing, except those shares subject to lockup agreements and unvested shares.

                                  UNDERWRITING

  Under the U.S. underwriting agreement, which is filed as an exhibit to the registration statement relating to this prospectus, each of the U.S. underwriters named below, for whom Lehman Brothers Inc., Hambrecht & Quist LLC, J.P. Morgan Securities Inc. and Warburg Dillon Read LLC are acting as U.S. representatives, has agreed to purchase from us the number of shares of common stock shown opposite its name below:

                                                                          Number
                                                                            of
   U.S. Underwriters                                                      Shares
   -----------------                                                      ------
   Lehman Brothers Inc...................................................
   Hambrecht & Quist LLC.................................................
   J.P. Morgan Securities Inc............................................
   Warburg Dillon Read LLC...............................................
                                                                           ----
     Total...............................................................
                                                                           ====

  Under the international underwriting agreement, which is filed as an exhibit to the registration statement relating to this prospectus, the international managers named below, for whom Lehman Brothers Inc., Hambrecht & Quist LLC, J.P. Morgan Securities Inc. and Warburg Dillon Read LLC are acting as lead managers, have each agreed to purchase from us the respective number of shares of common stock shown opposite its name below:

                                                                          Number
                                                                            of
   International Managers                                                 Shares
   ----------------------                                                 ------
   Lehman Brothers Inc...................................................
   Hambrecht & Quist LLC.................................................
   J.P. Morgan Securities Inc............................................
   Warburg Dillon Read LLC...............................................
   BZ Bank Limited.......................................................
                                                                           ----
     Total...............................................................
                                                                           ====

  We refer to the U.S. underwriters and international managers as the underwriters and the U.S. representatives and international lead managers as the representatives.

  BZ Bank Limited, a licensed bank and broker-dealer in Switzerland, is one of the international managers. BZ Bank is an affiliate of Pharma Vision 2000 AG, which is our largest stockholder and currently owns 23.5% of our outstanding common stock. Peter Sjostrand, a member of our Board of Directors is a member of the Pharma Vision Board of Directors and is a partner of BZ Group, which controls BZ Bank. David V. Goeddel, our Chief Executive Officer and a member of our Board of Directors, is also a member of the Pharma Vision Board of Directors. The representatives and we have agreed that BZ Bank shall purchase from us and have the discretion to place approximately 26.5% of all shares of common stock to be sold in the offerings, including the over-allotment options. BZ Bank has advised us that it intends to sell these shares to investors in Switzerland and other countries in Europe. BZ Bank will receive the selling concession on those sales. The shares to be sold by BZ Bank will not be subject to any lock-up agreement with the underwriters.

  The U.S. and international underwriting agreements provide that the obligations of the underwriters to purchase shares of common stock depend on the satisfaction of the conditions contained in the U.S. and international underwriting agreements, respectively. The U.S. and international underwriting agreements also provide that if any of the shares of common stock are purchased by the underwriters, then all of the shares of common stock which the underwriters have agreed to purchase under their respective underwriting agreements, must be purchased. The conditions contained in each underwriting agreement include the requirement that:

  . the representations and warranties made by us to the underwriters are true;

  . there is no material change in the financial markets; and

  . we deliver to the underwriters customary closing documents.

  The representatives have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price shown on the cover page of this prospectus, and to dealers, who may include the underwriters, at the public offering price less a selling concession not in
excess of $      per share. The underwriters may allow, and the dealers may
reallow, a concession not in excess of $     per share to brokers and dealers.
After the offering, the underwriters may change the offering price and other selling terms.

  We have granted the U.S. underwriters and the international managers options to purchase up to an aggregate of 717,187 additional shares of common stock, in each case exercisable solely to cover over-allotments, if any, at the public offering price less the underwriting discount shown on the cover page of this prospectus. The U.S. underwriters and international managers may exercise these options at any time until 30 days after the date of the underwriting agreements. If these options are exercised, each U.S. underwriter and international manager will be committed, so long as the conditions of the underwriting agreements are satisfied, to purchase a number of additional shares of common stock proportionate to the U.S. underwriter's or international manager's initial commitment as indicated in the tables above, and we will be obligated, under the over-allotment options, to sell the shares of common stock to the U.S. underwriters and international managers.

  We have agreed that, without the prior consent of Lehman Brothers, we will not, directly or indirectly, offer, sell or otherwise dispose of any shares of common stock or any securities that may be converted into or exchanged for any shares of common stock for a period of 180 days from the date of this prospectus. All of our executive officers, directors and holders of substantially all of our outstanding capital stock have agreed under lock-up agreements that, without the prior written consent of Lehman Brothers, they will not, subject to limited exceptions, directly or indirectly, offer, sell or otherwise dispose of any shares of common stock or any securities that may be converted into or exchanged for any shares of common stock for the period ending 180 days from the date of this prospectus. See "Shares Eligible for Future Sale."

  The U.S. underwriters and the international managers have entered into an agreement among U.S. underwriters and international managers. In this agreement, each U.S. underwriter has agreed that,

  . it is not purchasing any of these shares for the account of anyone other than a U.S. Person (as defined below), and

  . it has not offered or sold, will not offer, sell, resell or deliver, directly or indirectly, any of these shares or distribute any prospectus to anyone other than a U.S. Person.

  In addition, under the agreement, each international manager has agreed that,

  . it is not purchasing any of these shares for the account of a U.S.
    Person, and

  . it has not offered or sold, and will not offer, sell, resell, or deliver, directly or indirectly, any of these shares or distribute any prospectus to any U.S. Person.

  The limitations described above do not apply to stabilization transactions or to certain other transactions specified in the underwriting agreements and the agreement among U.S. underwriters and international managers, including

  . certain purchases and sales between U.S. underwriters and the international managers,

  . certain offers, sales, resales, deliveries or distributions to or through investment advisors or other persons exercising investment discretion,

  . purchases, offers or sales by a U.S. underwriter who is also acting as an international manager or by an international manager who is also acting as a U.S. underwriter and

  . other transactions specifically approved by the representatives.

  As used in this section, the term "U.S. Person" means any resident or national of the United States or Canada, any corporation, partnership or other entity created or organized in or under the laws of the United States or Canada, or any estate or trust the income of which is subject to United States or Canadian federal income taxation regardless of the source. The term "United States" means the United States of America (including the District of Columbia) and its territories, its possessions and other areas subject to its jurisdiction, and the term "Canada" means Canada, its provinces, its territories, its possessions and other areas subject to its jurisdiction.

  According to the agreement among the U.S. underwriters and international managers, sales may be made between the U.S. underwriters and the international managers of the number of shares of common stock as may be mutually agreed. The price of any shares so sold shall be the public offering price as then in effect for the shares of common stock being sold by the U.S. underwriters and the international managers less an amount equal to the selling concession allocable to those shares of common stock, unless otherwise determined by mutual agreement. To the extent that there are sales between the U.S. underwriters and the international managers under the agreement among the U.S. underwriters and the international managers, the number of shares of common stock available for sale by the U.S. underwriters or by the international managers may be more or less than the amount specified in the tables above.

  Before this offering, there has been no public market for shares of our common stock. The initial public offering price will be negotiated between the representatives and us. In determining the initial public offering price of the common stock, the representatives will consider, among other things and in addition to prevailing market conditions:

  . our capital structure;

  . estimates of our business potential and earning prospects;

  . an overall assessment of our management; and

  . the consideration of the above factors in relation to market valuations of companies in related businesses.

  We have applied for quotation of our common stock on the Nasdaq National Market under the trading symbol "TLRK."

  Fidelity Capital Markets, a division of National Financial Services Corporation, is acting as a selling group member in this offering and will be facilitating electronic distribution of information through the Internet, intranet and other proprietary electronic technology.

  We have agreed to indemnify the underwriters against liabilities, including liabilities under the Securities Act and liabilities arising from breaches of the representations and warranties contained in the underwriting agreements. We have also agreed to contribute to payments that the underwriters may be required to make for these liabilities.

  Until the distribution of the common stock is complete, rules of the Securities and Exchange Commission may limit the ability of the underwriters and selling group members to bid for and purchase shares of common stock. As an exception to these rules, the representatives are permitted to engage in transactions that stabilize the price of the common stock. These transactions may consist of bids or purchases for the purposes of pegging, fixing or maintaining the price of the common stock.

  The underwriters may create a short position in the common stock in connection with the offerings. This means that they may sell more shares than are shown on the cover page of this prospectus. If the underwriters create a short position, then the representatives may reduce that short position by purchasing common stock in the open market. The representatives also may elect to reduce any short position by exercising all or part of the over-allotment option. The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares of common stock offered by them.

  The representatives also may impose a penalty bid on underwriters and selling group members. This means that, if the representatives purchase shares of common stock in the open market to reduce the underwriters' short position or to stabilize the price of the common stock, they may reclaim the amount of the selling concession from the underwriters and selling group members that sold those shares as part of the offerings.

  In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of these purchases. The imposition of a penalty bid might have an effect on the price of a security to the extent that it were to discourage resales of the security by purchasers in an offering.

  Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

  Each international manager has represented and agreed that:

  . it has not offered or sold and, prior to the date six months after the date of issue of the shares of common stock, will not offer to sell any shares of common stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

  . it has complied and will comply with all applicable provisions of the Financial Services Act 1986 and the Regulation with respect to anything done by it in relation to the shares of common stock in, from or otherwise involving the United Kingdom; and

  . it has only issued or passed on, and will only issue or pass on, to any person in the United Kingdom any document received by it in connection with the issue of the shares of common stock if that person is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom these documents may otherwise be issued or passed upon.

  Any offers in Canada will be made only under an exemption from the requirements to file a prospectus in the relevant province of Canada in which the sale is made.

  Purchasers of the shares of common stock offered in this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the public offering price shown on the cover page of this prospectus.

  At our request, the underwriters have reserved up to 312,500 shares of the common stock offered by this prospectus for sale to our officers, directors, employees and their family members and to our business associates. These shares will be offered at the public offering price shown on the cover page of this prospectus. These persons must commit to purchase no later than the close of business on the day following the date of this prospectus. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares.

  BZ Bank Limited, a licensed bank and broker-dealer in Switzerland and an international manager in the offering, is an affiliate of Pharma Vision 2000 AG, which is our largest stockholder and owns 23.5% of our outstanding common stock. Given this relationship and BZ Bank's participation in the offerings, Lehman Brothers has assumed the responsibilities of acting as qualified independent underwriter of the offerings. In its role as qualified independent underwriter, Lehman Brothers has performed a due diligence investigation and reviewed and participated in the preparation of this prospectus and the registration statement of which this prospectus is a part. We and the other underwriters have agreed to indemnify Lehman Brothers in its capacity as qualified independent underwriter against certain liabilities, including liabilities under the Securities Act.

  Pharma Vision has expressed an interest in acquiring directly from us concurrently with the offerings additional shares of common stock that would allow it to maintain its percentage ownership in us. Please see the discussion under the heading "Related Party Transactions."

                                 LEGAL MATTERS

  Cooley Godward LLP, Palo Alto, California, will provide us with an opinion as to the validity of the common stock offered under this prospectus. Latham & Watkins, San Diego, California, will pass upon certain legal matters related to the offerings for the underwriters. As of the date of this prospectus, certain partners and associates of Cooley Godward LLP own an aggregate of 13,514 shares of our common stock through investment partnerships.

                                    EXPERTS

  Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at December 31, 1997 and 1998 and for each of the three years in the period ended December 31, 1998, and at September 30, 1999 and for the nine months then ended as shown in their report. We have included our financial statements in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

  We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered under this prospectus. This prospectus does not contain all of the information in the registration statement and the exhibits and schedule to the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and to the exhibits and schedule to registration statement. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference. You may inspect a copy of the registration statement without charge at the SEC's principal office in Washington, D.C., and copies of all or any part of the registration statement may be obtained from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of fees prescribed by the SEC. The SEC maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the Web site is http://www.sec.gov. The SEC's toll free investor information service can be reached at 1-800-SEC-0330. Information contained on our website does not constitute part of this prospectus.

  Upon completion of the offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, and we will file reports, proxy statements and other information with the SEC.

  We intend to furnish our stockholders with annual reports containing financial statements audited by our independent public accountants and quarterly reports for the first three fiscal quarters of each fiscal year containing unaudited interim financial information. Our telephone number is
(650) 825-7000.

                                  TULARIK INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Report of Ernst & Young LLP, Independent Auditors.......................... F-2

Consolidated Balance Sheets................................................ F-3

Consolidated Statements of Operations...................................... F-4

Consolidated Statement of Stockholders' Equity............................. F-5

Consolidated Statements of Cash Flows...................................... F-6

Notes to Consolidated Financial Statements................................. F-7

               Report of Ernst & Young LLP, Independent Auditors

The Board of Directors and Stockholders
Tularik Inc.

  We have audited the accompanying consolidated balance sheets of Tularik Inc. as of December 31, 1997 and 1998 and September 30, 1999, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1998 and for the nine months ended September 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tularik Inc. at December 31, 1997 and 1998 and September 30, 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 and for the nine months ended September 30, 1999, in conformity with generally accepted accounting principles.

                                          /s/ Ernst & Young LLP

Palo Alto, California

October 25, 1999

                                  TULARIK INC.

                          CONSOLIDATED BALANCE SHEETS
               (In thousands, except share and per share amounts)

                                                                     Pro Forma
                                                                   Stockholders'
                                   December 31,                      Equity at
                                 ------------------  September 30, September 30,
                                   1997      1998        1999          1999
                                 --------  --------  ------------- -------------
                                                                    (Unaudited)
ASSETS
Current assets:
 Cash and cash equivalents.....  $ 74,545  $ 53,398    $ 17,269
 Short-term investments........    49,861    58,926      86,919
 Prepaid expenses and other
  current assets...............       881     1,582       2,714
                                 --------  --------    --------
   Total current assets........   125,287   113,906     106,902
Property and equipment, net....     6,209    11,950      15,674
Other investments..............     1,000     9,050       2,050
Restricted investment..........       --        --        3,997
Other assets...................     1,026     1,872       2,403
                                 --------  --------    --------
                                 $133,522  $136,778    $131,026
                                 ========  ========    ========
LIABILITIES AND STOCKHOLDERS'
 EQUITY
Current liabilities:
 Accounts payable..............  $  1,154  $  1,570    $  1,671
 Accrued compensation and
  related liabilities..........     1,084     1,170       1,011
 Accrued liabilities...........     1,052     1,377       2,257
 Accrued construction costs....       --      2,076         --
 Current portion of long-term
  obligations..................     1,222     2,330       4,402
 Deferred revenue..............     4,248    10,848      13,160
                                 --------  --------    --------
   Total current liabilities...     8,760    19,371      22,501
Long-term obligations, less
 current portion...............     3,456     4,734      10,254
Other non-current liabilities..       450     1,775       2,715
Commitments
Stockholders' equity:
 Convertible preferred stock,
  $0.001 par value; 33,000,000
  shares authorized;
  26,858,823, 26,903,885, and
  26,953,539 shares issued and
  outstanding in 1997, 1998 and
  at September 30, 1999,
  respectively, and none pro
  forma, issuable in series;
  aggregate liquidation
  preference, $173,542 as of
  September 30, 1999...........        27        27          27       $   --
 Common stock, $0.001 par
  value; 55,000,000 shares
  authorized; 7,432,729,
  7,560,603, and 8,317,836
  shares issued and outstanding
  in 1997, 1998 and at
  September 30, 1999,
  respectively, and 35,271,375
  shares pro forma.............         7         8           8            35
 Additional paid-in capital....   173,000   174,035     182,356       182,356
 Notes receivable from
  stockholders.................      (860)     (636)       (647)         (647)
 Deferred compensation.........       --       (679)     (5,377)       (5,377)
 Accumulated deficit...........   (51,318)  (61,857)    (80,811)      (80,811)
                                 --------  --------    --------       -------
Total stockholders' equity.....   120,856   110,898      95,556       $95,556
                                 --------  --------    --------       =======
                                 $133,522  $136,778    $131,026
                                 ========  ========    ========

                            See accompanying notes.

                                  TULARIK INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
               (In thousands, except share and per share amounts)

                                                                               Nine months ended
                                              Years ended December 31,            September 30,
                                           --------------------------------  ----------------------
                                             1996       1997        1998        1998        1999
                                           ---------  ---------  ----------  ----------- ----------
                                                                             (Unaudited)
Revenue:
  Collaborative research and development.. $  15,297  $  20,009  $   21,362   $  13,664  $   17,856
Operating expenses:
  Research and development................    18,622     26,546      33,264      24,149      31,855
  Acquired in-process research and
   development............................       --      18,902         --          --        3,000
  General and administrative..............     3,630      4,020       5,002       3,650       3,903
  Amortization of deferred stock
   compensation...........................       --         --           31         --        1,720
                                           ---------  ---------  ----------   ---------  ----------
                                              22,252     49,468      38,297      27,799      40,478
                                           ---------  ---------  ----------   ---------  ----------
Loss from operations......................    (6,955)   (29,459)    (16,935)    (14,135)    (22,622)
Interest income, net......................     1,475      4,085       6,396       4,832       3,668
                                           ---------  ---------  ----------   ---------  ----------
Net loss.................................. $  (5,480) $ (25,374) $  (10,539)  $  (9,303) $  (18,954)
                                           =========  =========  ==========   =========  ==========
Basic and diluted net loss per share...... $   (1.09) $   (4.19) $    (1.55)  $   (1.40) $    (2.57)
                                           =========  =========  ==========   =========  ==========
Weighted average shares used in computing
 basic and diluted net loss per share..... 5,033,799  6,062,651   6,790,512   6,666,166   7,387,943
                                           =========  =========  ==========   =========  ==========
Pro forma basic and diluted net loss per
 share....................................                       $    (0.31)             $    (0.55)
                                                                 ==========              ==========
Weighted average shares used in computing
 pro forma basic and diluted net loss per
 share....................................                       33,686,853              34,313,896
                                                                 ==========              ==========


                            See accompanying notes.

                                  TULARIK INC.

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                      (In thousands, except share amounts)

                         Convertible                                   Notes
                       Preferred Stock    Common Stock   Additional  Receivable                               Total
                      ----------------- ----------------  Paid-In       From       Deferred   Accumulated Stockholders'
                        Shares   Amount  Shares   Amount  Capital   Stockholders Compensation   Deficit      Equity
                      ---------- ------ --------- ------ ---------- ------------ ------------ ----------- -------------
Balance at December
 31, 1995............ 13,645,132  $14   4,970,855  $ 5    $ 38,329     $(131)      $   --      $(20,464)    $ 17,753
Issuance of Series F
 convertible
 preferred stock.....  6,272,000    6         --   --       59,851       --            --           --        59,857
Issuance of common
 stock, net of
 repurchases.........        --   --    1,823,712    2       1,300      (571)          --           --           731
Repayment of notes
 receivable..........        --   --          --   --          --         44           --           --            44
Net loss.............        --   --          --   --          --        --            --        (5,480)      (5,480)
                      ----------  ---   ---------  ---    --------     -----       -------     --------     --------
Balance at December
 31, 1996............ 19,917,132   20   6,794,567    7      99,480      (658)          --       (25,944)      72,905
Issuance of Series G
 convertible
 preferred stock.....  5,319,634    5         --   --       54,467       --            --           --        54,472
Issuance of Series H
 convertible
 preferred stock and
 warrants for
 Acquisition.........  1,622,057    2         --   --       18,274       --            --           --        18,276
Issuance of common
 stock, net of
 repurchases.........        --   --      638,162  --          779      (263)          --           --           516
Repayment of notes
 receivable..........        --   --          --   --          --         61           --           --            61
Net loss.............        --   --          --   --          --        --            --       (25,374)     (25,374)
                      ----------  ---   ---------  ---    --------     -----       -------     --------     --------
Balance at December
 31, 1997............ 26,858,823   27   7,432,729    7     173,000      (860)          --       (51,318)     120,856
Issuance of Series H
 convertible
 preferred stock upon
 exercise of stock
 options.............      7,802  --          --   --            6       --            --           --             6
Conversion of
 warrant, net........     37,260  --          --   --          --        --            --           --           --
Issuance of common
 stock, net of
 repurchases.........        --   --      127,874    1         319        80           --           --           400
Repayment of notes
 receivable..........        --   --          --   --          --        144           --           --           144
Deferred
 compensation........        --   --          --   --          710       --           (710)         --           --
Amortization of
 deferred
 compensation........        --   --          --   --          --        --             31          --            31
Net loss.............        --   --          --   --          --        --            --       (10,539)     (10,539)
                      ----------  ---   ---------  ---    --------     -----       -------     --------     --------
Balance at December
 31, 1998............ 26,903,885   27   7,560,603    8     174,035      (636)         (679)     (61,857)     110,898
Conversion of
 warrant, net........     49,654  --          --   --          --        --            --           --           --
Issuance of common
 stock, net of
 repurchases.........        --   --      757,233  --        1,903      (240)          --           --         1,663
Repayment of notes
 receivable..........        --   --          --   --          --        229           --           --           229
Deferred
 compensation........        --   --          --   --        6,418       --         (6,418)         --           --
Amortization of
 deferred
 compensation........        --   --          --   --          --        --          1,720          --         1,720
Net loss.............        --   --          --   --          --        --            --       (18,954)     (18,954)
                      ----------  ---   ---------  ---    --------     -----       -------     --------     --------
Balance at September
 30, 1999............ 26,953,539  $27   8,317,836  $ 8    $182,356     $(647)      $(5,377)    $(80,811)    $ 95,556
                      ==========  ===   =========  ===    ========     =====       =======     ========     ========

                            See accompanying notes.

                                  TULARIK INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                            Nine months ended
                             Years ended December 31,         September 30,
                           ------------------------------  --------------------
                             1996      1997       1998        1998       1999
                           --------  ---------  ---------  ----------- --------
                                                           (Unaudited)
Operating activities
 Net loss................  $ (5,480) $ (25,374) $ (10,539)  $  (9,303) $(18,954)
 Adjustments to reconcile
  net loss to net cash
  used in operating
  activities:
 Depreciation and
  amortization...........     2,027      1,918      2,423       1,735     2,731
 Amortization of
  deferred stock
  compensation...........       --         --          31         --      1,720
 Noncash stock
  compensation...........       --         --         188         --        515
 Write-off of in-process
  research and
  development............       --      18,902        --          --        --
 Changes in assets and
  liabilities, net of
  Acquisition:
  Other assets...........      (596)      (240)    (1,578)     (1,223)   (1,663)
  Accounts payable and
   accrued liabilities...     1,351      1,002        827         127       822
  Deferred revenue.......    (3,127)      (340)     7,873       5,527     2,312
  Other liabilities......       --         141         52          58       940
                           --------  ---------  ---------   ---------  --------
   Net cash used in
    operating
    activities...........    (5,825)    (3,991)      (723)     (3,079)  (11,577)
                           --------  ---------  ---------   ---------  --------
Investing activities
 Maturities of available-
  for-sale securities....     8,981    103,693    140,982     100,911    74,699
 Purchases of available-
  for-sale securities....   (46,374)  (109,132)  (157,047)   (115,995)  (99,689)
 Capital expenditures....    (1,189)    (1,970)    (6,057)     (3,552)   (8,531)
 Purchases of long-term
  investments............       --      (1,000)    (1,050)     (1,050)      --
 Acquisition, net of cash
  received...............       --        (538)       --          --        --
                           --------  ---------  ---------   ---------  --------
   Net cash used in
    investing
    activities...........   (38,582)    (8,947)   (23,172)    (19,686)  (33,521)
                           --------  ---------  ---------   ---------  --------
Financing activities
Proceeds from long-term
 debt....................       --       1,268      3,905       2,028    10,087
Payments of long-term
 debt....................    (1,721)    (1,490)    (1,519)     (1,067)   (2,495)
Net proceeds from
 issuance of preferred
 stock...................    59,857     54,472          6           6       --
Proceeds from issuances
 of common stock, net....       775        577        356         241     1,377
                           --------  ---------  ---------   ---------  --------
   Net cash provided by
    financing
    activities...........    58,911     54,827      2,748       1,208     8,969
                           --------  ---------  ---------   ---------  --------
Net increase (decrease)
 in cash and cash
 equivalents.............    14,504     41,889    (21,147)    (21,557)  (36,129)
Cash and cash equivalents
 at beginning of period..    18,152     32,656     74,545      74,545    53,398
                           --------  ---------  ---------   ---------  --------
   Cash and cash
    equivalents at end of
    period...............  $ 32,656  $  74,545  $  53,398   $  52,988  $ 17,269
                           ========  =========  =========   =========  ========


                            See accompanying notes.

                                  TULARIK INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 (Information for the nine-month period ended September 30, 1998 is unaudited)

1. Basis of Presentation

Organization and Business

  Tularik Inc. ("Tularik" or the "Company") was incorporated in the state of California in November 1991 and reincorporated in the state of Delaware in June 1997 to take advantage of the Delaware General Corporation Law. Upon the reincorporation, the Company became authorized to issue 33,000,000 shares of $0.001 par value convertible preferred stock and 55,000,000 shares of $0.001 par value common stock. All par value, share and per share amounts included in the accompanying financial statements have been retroactively adjusted to reflect the Company's reincorporation in Delaware.

  Since its founding, the Company has been engaged in the discovery and development of a broad range of novel, orally available drugs, most of which act through gene regulation. Tularik has incurred net losses since inception and is expected to incur substantial and increasing losses for at least the next several years as research and development activities are expanded. To date, the Company has funded its operations primarily through the sale of equity securities, non-equity payments from collaborators and interest income. Future revenue, if any, for at least the next several years is expected to consist primarily of payments under corporate collaborations and interest income. The process of developing products will require significant additional research and development, preclinical testing and clinical trials, as well as regulatory approval. These activities, together with general and administrative expenses, are expected to result in substantial operating losses for the foreseeable future. Tularik will not receive product revenue unless the Company or its collaborative partners completes clinical trials, obtains regulatory approval and successfully commercializes one or more of the Company's products.

  In order to accelerate product commercialization and finance research activities, Tularik has entered into collaborations with leading pharmaceutical companies. The Company has ongoing collaborations with Knoll AG ("Knoll") relating to obesity (commenced in November 1998); Japan Tobacco Inc. ("Japan Tobacco") relating to orphan nuclear receptors (commenced in September 1998); Roche Bioscience ("Roche Bioscience") relating to inflammation (commenced in July 1997); Japan Tobacco relating to obesity (commenced in September 1996); Taisho Pharmaceutical Co., Ltd. ("Taisho") relating to immune disorders (commenced in April 1995); and Sumitomo Pharmaceuticals Co., Ltd. ("Sumitomo") relating to hypercholesterolemia (commenced in January 1995). Previously, Tularik also had collaborations with Yamanouchi Pharmaceutical Co., Ltd. ("Yamanouchi") relating to inflammation (commenced in November 1993, ended in November 1996) and with Merck & Co., Inc., ("Merck") relating to viral disease (commenced in December 1993, ended in March 1999). As of September 30, 1999, the Company has received $13.0 million in equity investments and $108.3 million in research funding from its collaborators, including $14.0 million from Yamanouchi and $20.4 million from Merck.

2. Summary of Significant Accounting Policies

Principles of Consolidation

  The consolidated financial statements include the accounts of Tularik and its wholly owned subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                                  TULARIK INC.

 (Information for the nine-month period ended September 30, 1998 is unaudited)


Cash Equivalents and Short-Term Investments

  The Company considers all highly liquid investments in debt securities with a remaining maturity from the date of purchase of 90 days or less to be cash equivalents. Cash equivalents consist of money market funds and corporate debt securities and exclude demand deposits. The Company's short-term investments include obligations of governmental agencies and corporate debt securities with original maturities ranging between three and 12 months. By policy, the Company limits concentration of credit risk by diversifying its investments among a variety of high credit-quality issuers.

  All cash equivalents and short-term investments are classified as available-for-sale. Available-for-sale securities are carried at amortized cost, which approximated fair value at December 31, 1997 and 1998 and at September 30, 1999. Material unrealized gains and losses, if any, are reported in stockholders' equity and included in other comprehensive loss. Fair value is estimated based on available market information. The cost of securities sold is based on the specific identification method. For the years ended December 31, 1997 and 1998 and for the nine-months ended September 30, 1999, gross realized gains and losses on available-for-sale securities were immaterial. See Note 4 for a summary of available-for-sale securities at December 31, 1997 and 1998 and at September 30, 1999.

Property and Equipment

  Property and equipment is stated at cost. Depreciation and amortization of equipment is calculated using the straight-line method over the lesser of the estimated useful lives of the assets, generally three to four years, or the lease term. Leasehold improvements are amortized over the term of the related lease, which does not exceed their estimated useful lives.

Long-lived Assets

  The Company accounts for its long-lived assets under Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of" ("SFAS 121"). Consistent with SFAS 121, the Company identifies and records impairment losses, as circumstances dictate, on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. No one of these events have occurred with respect to the Company's long-lived assets, which consist primarily of machinery and equipment and leasehold improvements.

Revenue Recognition

  Collaborative research and development agreements provide for periodic payments in support of the Company's research activities. Collaboration revenue is recognized as earned based on actual costs incurred or as milestones are achieved. Nonrefundable technology access fees are recognized immediately when received and when all contractual obligations of the Company relating to the fees have been fulfilled. Research support payments received in advance of work performed are recorded as deferred revenue (see Note 3).

Research and Development

  Research and development expenses, including direct and allocated expenses, consist of independent research and development costs and costs associated with collaborative research and development arrangements. In addition, the Company funds research and development at other companies and research institutions under agreements which are generally cancelable. All such costs are charged to operations as incurred.

                                  TULARIK INC.

 (Information for the nine-month period ended September 30, 1998 is unaudited)

Stock-Based Compensation

  The Company accounts for grants of stock options and common stock purchase rights according to Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related Interpretations ("APB No. 25"). Pro forma net loss information, as required by Financial Accounting Standards Board Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), is included in Note 9. Options granted to consultants are accounted for using the Black-Scholes method prescribed by SFAS 123 in accordance with Emerging Issues Task Force Consensus No. 96-18. These options are subject to periodic re-valuation over their vesting terms. Any deferred stock compensation calculated according to APB No. 25 is amortized over the vesting period of the individual options, generally four years, using the graded vesting method. The graded vesting method provides for vesting of portions of the overall award at interim dates and results in higher vesting in earlier years than straight-line vesting.

Comprehensive Loss

  As of January 1, 1998, the Company adopted Financial Accounting Standards Board Statement No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 establishes new rules for the reporting and display of comprehensive income and its components; however, the adoption of this Statement had no impact on the Company's net loss or stockholders' equity. SFAS 130 requires unrealized gains or losses on the Company's available-for-sale securities, which prior to adoption were reported separately in stockholders' equity, to be included in comprehensive income, if material. The Company's comprehensive loss was not materially different from the net loss for the years ended December 31, 1997 and 1998 and for the nine months ended September 30, 1999.

Net Loss Per Share

  Net loss per share has been computed according to the Financial Accounting Standards Board Statement No. 128, "Earnings Per Share," which requires disclosure of basic and diluted earnings per share. Basic earnings per share excludes any dilutive effects of options, shares subject to repurchase, warrants, and convertible securities. Diluted earnings per share includes the impact of potentially dilutive securities. The Company's potentially dilutive securities were antidilutive and therefore were not included in the computation of weighted-average shares used in computing diluted loss per share. Following the guidance given by the Securities and Exchange Commission Staff Accounting Bulletin No. 98, common stock and preferred stock that has been issued or granted for nominal consideration prior to the anticipated effective date of the initial public offering must be included in the calculation of basic and diluted net loss per common share as if these shares had been outstanding for all periods presented. To date, the Company has not issued or granted shares for nominal consideration.

                                  TULARIK INC.

 (Information for the nine-month period ended September 30, 1998 is unaudited)

  The following is a reconciliation of the numerator and denominator of basic and diluted net loss per share (in thousands, except share and per share amounts):

                                    Year ended                 Nine months ended
                                   December 31,                   September 30,
                         -----------------------------------  ---------------------
                            1996        1997         1998       1998        1999
                         ----------  -----------  ----------  ---------  ----------
Basic and diluted:
  Net loss.............. $   (5,480) $   (25,374) $  (10,539) $  (9,303) $  (18,954)
                         ==========  ===========  ==========  =========  ==========
  Weighted average
   shares of common
   stock outstanding....  5,627,770    7,292,476   7,495,576  7,439,137   7,856,192
  Less: weighted average
   shares subject to
   repurchase...........   (593,971)  (1,229,825)   (705,064)  (772,971)   (468,249)
                         ----------  -----------  ----------  ---------  ----------
  Weighted average
   shares used in
   computing basic and
   diluted net loss per
   share................  5,033,799    6,062,651   6,790,512  6,666,166   7,387,943
                         ==========  ===========  ==========  =========  ==========
  Basic and diluted net
   loss per share....... $    (1.09) $     (4.19) $    (1.55) $   (1.40) $    (2.57)
                         ==========  ===========  ==========  =========  ==========
Pro forma basic and
 diluted:
  Shares used above.....                           6,790,512              7,387,943
  Pro forma adjustment
   to reflect weighted
   average effect of
   assumed conversion of
   preferred stock......                          26,896,341             26,925,953
                                                  ----------             ----------
  Total weighted average
   shares of common
   stock outstanding pro
   forma................                          33,686,853             34,313,896
                                                  ==========             ==========
  Basic and diluted pro
   forma loss per
   share................                          $    (0.31)            $    (0.55)
                                                  ==========             ==========

  During all periods presented, the Company had securities outstanding which could potentially dilute basic earnings per share in the future, but were excluded from the computation of diluted net loss per share, as their effect would have been antidilutive. These outstanding securities consist of the following:

                                   December 31,               September 30,
                         -------------------------------- ---------------------
                            1996       1997       1998       1998       1999
                         ---------- ---------- ---------- ---------- ----------
Convertible preferred
 stock.................. 19,917,132 26,858,823 26,903,885 26,903,885 26,953,539
Outstanding options.....  2,972,750  3,710,872  5,351,309  5,215,407  5,955,965
Warrants................    702,674    999,235  1,078,382  1,078,382  1,015,091
                         ---------- ---------- ---------- ---------- ----------
  Total................. 23,592,556 31,568,930 33,333,576 33,197,674 33,924,595
                         ========== ========== ========== ========== ==========

Weighted average
 exercise price of
 options................ $     0.61 $     1.41 $     1.99 $     1.93 $     2.23
                         ========== ========== ========== ========== ==========
Weighted average
 exercise price of
 warrants............... $     7.15 $     8.88 $     9.71 $     9.71 $    10.17
                         ========== ========== ========== ========== ==========

                                  TULARIK INC.

 (Information for the nine-month period ended September 30, 1998 is unaudited)

Unaudited Financial Statements

  The accompanying unaudited financial statements for the nine months ended September 30, 1998 have been prepared on substantially the same basis as the audited financial statements and include all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation of the financial information set forth therein. Results for any interim period are not necessarily indicative of results for the full fiscal period.

3. Research and Development Collaborations

  The Company has entered into multi-year research and development collaborations in six of its research programs. Tularik received aggregate research payments, including technology access fees, of $12.5 million, $20.0 million, and $29.8 million and recognized collaboration revenue of $15.3 million, $20.0 million, and $21.4 million in 1996, 1997, and 1998, respectively. For the nine months ended September 30, 1999, Tularik received research funding of $21.0 million and recognized collaboration revenue of $17.9 million. Under the terms of existing collaborations at September 30, 1999, the Company's partners have agreed to provide future research funding of up to approximately $50.7 million over a five-year period, including $33.5 million subject possible cancellation, as well as additional payments upon the achievement of specific research and development milestones. Annual research funding under these agreements ranges from $3.5 million to $6.0 million per agreement. All research payments are non-refundable and the Company performs research under these agreements on a "best efforts" basis. Costs incurred under research and development collaborations approximate revenues earned and are included in research and development expenses. In addition to providing the research funding summarized above, certain of the Company's collaborators have also purchased equity investments in Tularik. These equity purchases and other significant terms of current and prior collaborations are described below.

  In November 1998, Tularik and Knoll established a five-year collaboration to discover, develop and market compounds that act on obesity-related targets. Once a compound is selected for preclinical development, Knoll has the right to enter into a separate license agreement granting it exclusive rights to develop, manufacture and sell the compounds in countries other than Japan and other specified Asian countries, subject to milestone and royalty obligations to Tularik. The agreement grants Tularik exclusive rights to develop, manufacture and sell these products in Japan and other specified Asian countries, without payment obligation to Knoll. These retained rights are subject to a collaboration agreement with Japan Tobacco in the area of obesity. Knoll has the right to terminate the collaboration at the end of the third or fourth years of the five-year agreement.

  In September 1998, Tularik and Japan Tobacco established a five-year collaboration to discover, develop and market compounds that act by regulating orphan nuclear receptors. Under the terms of the collaboration, Japan Tobacco is funding the majority of research expenses and development and commercialization costs and profits will be shared equally by the partners. Tularik retains exclusive marketing and sales rights in the United States and Canada. JT retains exclusive marketing and sales rights in Japan and Korea. Japan Tobacco has the right to terminate the collaboration at the end of the third or fourth years of the five year collaboration.

  In July 1997, Tularik and Roche Bioscience established a five-year collaboration to discover, develop and market anti-inflammatory therapeutics. Under the collaboration, Roche Bioscience has exclusive, worldwide manufacturing and marketing rights to develop and commercialize drugs resulting from the research program for specified indications, subject to benchmark and royalty obligations to Tularik. Tularik has exclusive, worldwide manufacturing and marketing rights to develop and commercialize other compounds resulting from the research program, subject to royalty obligations to Roche Bioscience. Roche Bioscience has the right to terminate the collaboration at the end of the third year if the then current research plan does not provide opportunities for new products or if Tularik has not discharged its obligations under the agreement.

                                  TULARIK INC.

 (Information for the nine-month period ended September 30, 1998 is unaudited)

  In September 1996, the Company entered into a five-year collaboration with Japan Tobacco to discover, develop and market compounds in the fields of obesity and diabetes. Under a related stock purchase agreement, Japan Tobacco purchased 600,000 shares of Tularik's Series F preferred stock for $10.00 per share, on the same terms and conditions as other investors in the Series F financing. In September 1998, Tularik and Japan Tobacco agreed to modify the structure of the original collaboration. The collaboration is currently structured as a joint venture in which both expenses and profits on a worldwide basis will be split evenly between Tularik and Japan Tobacco. Tularik retains exclusive marketing and sales rights in the United States and Canada. Japan Tobacco retains exclusive marketing and sales rights in Japan and Korea. Japan Tobacco will be required to make benchmark payments to Tularik based on clinical progress. Japan Tobacco has the right to terminate the collaboration at the end of the fourth year of the five year collaboration.

  In April 1995, Tularik established a five-year collaboration with Taisho focused on therapeutic modulation of the human immune function. In January 1998, Tularik and Taisho extended the collaboration for an additional year. The agreement gives Taisho the right to manufacture and sell products resulting from the collaboration in Japan and in certain other Asian countries, subject to milestone and royalty payments to Tularik. The Company retains exclusive rights to manufacture and sell these products in the rest of the world, without any payment obligation to Taisho. Taisho has the right to terminate the collaboration prior to the commencement of sixth year. In the event of early termination by Taisho, Tularik would have exclusive, worldwide, royalty-free rights to all products identified in the collaboration.

  In January 1995, the Company entered into a five-year collaboration with Sumitomo to fund research and development in the field of hypercholesterolemia. Under a related stock purchase agreement, Sumitomo purchased 400,000 shares of Tularik's Series E preferred stock in February 1995 for $7.50 per share, the fair value of the preferred stock at that date. Upon the selection of a lead compound for certain preclinical studies, Sumitomo has the right to enter into a separate license agreement granting Sumitomo exclusive rights to develop, manufacture and sell the compound in Japan and in certain other Asian countries, subject to royalty obligations to the Company. The collaboration agreement grants Tularik exclusive rights to develop, manufacture and sell these products in the rest of the world, without payment obligation to Sumitomo. Sumitomo has the right to terminate the collaboration at any time after three years of the five-year term.

  In December 1993, Tularik established a collaboration with Merck to fund research and development in specified fields of human viral disease. Under a related stock purchase agreement, Merck purchased 400,000 shares of the Company's Series D preferred stock in January 1994 for $5.00 per share, the fair value of the preferred stock at that date. In December 1996, the companies amended the original agreement, extending its term to December 1999. In March 1999, utilizing early termination rights under the amended agreement, Merck terminated the collaboration.

  In November 1993, the Company entered into a five-year collaboration agreement with Yamanouchi to fund research and development in the field of inflammation. Under a related stock purchase agreement, Yamanouchi purchased 400,000 shares of Tularik's Series D Preferred Stock in February 1994 for $5.00 per share, the fair value of the preferred stock at that date. In November 1996, utilizing early termination rights under the agreement, Yamanouchi terminated the collaboration after three years of the five year term.

                                  TULARIK INC.

 (Information for the nine-month period ended September 30, 1998 is unaudited)

4. Investments

  The following is a summary of available-for-sale securities at cost, which approximates fair value (in thousands):

                                                  December 31,
                                                 --------------- September 30,
                                                  1997    1998       1999
                                                 ------- ------- -------------
   Cash equivalents:
     Money market funds......................... $ 1,624 $ 2,659    $ 2,039
     Corporate debt securities..................  72,905  50,739     15,230
                                                 ------- -------    -------
                                                 $74,529 $53,398    $17,269
                                                 ======= =======    =======
   Short-term investments:
     Obligations of domestic governmental
      agencies.................................. $10,000 $12,999    $12,004
     Corporate debt securities..................  39,861  45,927     74,915
                                                 ------- -------    -------
                                                 $49,861 $58,926    $86,919
                                                 ======= =======    =======

  As of December 31, 1997 and 1998 and September 30, 1999, the average portfolio duration was approximately three, five and eight months, respectively.

5. Property and Equipment

  The following is a summary of property and equipment at (in thousands):

                                                December 31,
                                               ----------------  September 30,
                                                1997     1998        1999
                                               -------  -------  -------------
   Laboratory and office equipment............ $10,808  $15,063    $ 18,344
   Leasehold improvements.....................   1,702    5,376       8,785
   Construction in progress...................      31      235         --
                                               -------  -------    --------
                                                12,541   20,674      27,129
   Less accumulated depreciation and
    amortization..............................  (6,332)  (8,724)    (11,455)
                                               -------  -------    --------
   Property and equipment, net................ $ 6,209  $11,950    $ 15,674
                                               =======  =======    ========

6. Acquisition

  On October 31, 1997, the Company acquired Amplicon Corporation ("Amplicon"), a research organization engaged principally in identifying and characterizing human genes involved in certain cancers, whereby Amplicon became a wholly owned subsidiary of Tularik (the "Acquisition"). Under the related Agreement and Plan of Merger and Reorganization, Tularik issued a total of 1,620,004 shares of Tularik Series H preferred stock and warrants to acquire an additional 245,456 shares of Tularik Series H preferred stock in exchange for all of Amplicon's outstanding capital stock. In addition, all outstanding stock options to purchase Amplicon common stock were replaced with options to purchase 29,976 shares of Tularik Series H preferred stock and warrants to purchase 4,544 shares of Series H preferred stock. The acquisition was accounted for under the purchase method. The purchase price was approximately $18.9 million including the fair value of the Tularik Series H preferred stock and warrants as of the effective date of the Acquisition, plus direct acquisition costs. The assets and liabilities assumed by the Company were recorded based on their fair values at the date of acquisition. The purchase price was allocated $18.9 million to in-process research and

                               TULARIK INC.

 (Information for the nine-month period ended September 30, 1998 is unaudited)

development and $24,000 to net tangible assets. Management is responsible for estimating the amount allocated to in-process research and development, which was expensed at the time of acquisition. The Company's results of operations include Amplicon's results from October 31, 1997.

  At the date of the acquisition, Amplicon's sole activity was performing basic research to identify genes that may result in the development of diagnostic and therapeutic products for the treatment of cancer. Prior to the acquisition, Amplicon had discovered over twenty novel genetic regions that are commonly mutated in human cancers and was actively searching for genes within these regions that play an important role in the development of cancer. Amplicon's efforts to identify cancer genes relied heavily on a proprietary methodology, Representational Difference Analysis, that is distinguished from other methods by its ability to identify non-inherited genetic mutations. The Representational Difference Analysis methodology is specifically applicable to the discovery of cancer genes, acquired genetic mutations and pathogens and does not have alternative future uses.

  In order to estimate the value of the cancer gene discovery project and the related methodology at the time of the acquisition, management considered a wide range of estimates of the time and resources necessary to identify, characterize, develop and obtain regulatory approval for potential cancer diagnostics and therapeutics and the related market size and potential cash flows from developed products. Management also considered the risks associated with the development process, including the inherent difficulties and uncertainties in successfully developing diagnostic and therapeutic products, thereby achieving technological feasibility, and the risk related to changes in target markets.

  The Company's analysis, performed using the income method, assumed inception of product revenues beginning in 2002. Given the high degree of uncertainty inherent in the discovery and development of diagnostic and therapeutic products, the analysis applied a risk adjusted discount rate of 40% to the forecasted cash flows to estimate the present value of the acquired project and related methodology. Using this approach, the Company concluded that the estimated fair value of the acquired in-process research and development was $21.4 million at the date of the acquisition. Management believes that this amount did not exceed the amount a third party would have paid for the project. Accordingly, the excess of the purchase price over the value of tangible net assets acquired of $18.9 million was charged to acquired in-process research and development. Had a lower value been assigned to the acquired in-process research and development, the difference would have been recorded as goodwill and amortized to operating expense over future periods.

  To date, no products have been developed from this project, technological feasibility has not been proven and no corporate collaborations have been consummated based on the research at Amplicon. Accordingly, the future benefits of the ongoing research remain uncertain and the value allocated to the acquired in-process research and development was expensed at the time of acquisition.

7. License Agreement

  On September 24, 1999, the Company entered into a license agreement with Eli Lilly under which it obtained an exclusive, worldwide, royalty-bearing license to make, use and sell pharmaceutical products containing a compound known as lometrexol. In connection with this agreement, the Company paid Eli Lilly an initial license fee and agreed to pay certain milestones and royalties upon successful commercialization of lometrexol. Under the agreement, Eli Lilly granted the Company a license to its proprietary technology relating to lometrexol, and also a sublicense under an exclusive license granted to Eli Lilly by Princeton University relating to lometrexol. Eli Lilly has specified obligations under the agreement to maintain the license from Princeton. Eli Lilly has the right to match the material terms of any offer made by a third party to Tularik for

                                  TULARIK INC.

 (Information for the nine-month period ended September 30, 1998 is unaudited)

commercialization rights relating to lometrexol products. The Company may terminate the agreement with Eli Lilly upon written notice and Eli Lilly may terminate our license in specified major countries if we fail to use reasonable diligence to develop lometrexol products in these countries, and may terminate the agreement if we fail to use appropriate diligence to develop lometrexol products in a predetermined number of major countries. If Eli Lilly terminates the agreement, Eli Lilly obtains a nonexclusive, royalty-bearing, worldwide license to our technical improvements to lometrexol.

  At the date of the license agreement, lometrexol had completed the first of three phases of clinical trials required to seek regulatory approval from the FDA. No trials had been commenced that could have demonstrated, with statistical significance, the effectiveness of lometrexol as a treatment for any type of cancer. These trials, necessary to establish the technological feasibility of lometrexol, will not be completed for at least several years. In addition, lometrexol has no known alternative future uses. Accordingly, the initial license payment was allocated to acquired in-process research and development and expensed at the time of the agreement.

8. Long-Term Obligations

  At September 30, 1999, the Company's aggregate commitments under long-term debt and noncancelable lease arrangements are as follows:

   Year ended                                 Long-Term                Operating
   September 30,                                Debt    Capital Leases  Leases
   -------------                              --------- -------------- ---------
                                                        (In thousands)
   2000......................................  $ 3,661     $ 1,917      $ 4,614
   2001......................................    3,472       1,554        4,820
   2002......................................    2,640         764        4,762
   2003......................................    2,374         891        4,689
   2004......................................      --          --         4,776
   Thereafter................................      --          --        41,297
                                               -------     -------      -------
   Total minimum payment required............   12,147       5,126      $64,958
                                                                        =======
   Less amount representing interest.........    (1773)       (844)
                                                           -------
   Present value of future payments             10,374       4,282
   Less current portion......................   (2,642)     (1,760)
                                               -------     -------
                                               $ 7,732     $ 2,522
                                               =======     =======

  Equipment and leasehold improvements financed under these arrangements are included in property and equipment and related amortization is included in depreciation expense. In 1998, the Company entered into sale and leaseback agreements covering certain laboratory equipment. No gain or loss was recognized on these transactions. The leases are classified as capital leases. The cost of assets under secured financing arrangements was $6.7 million, $10.2 million and $18.9 million and the related accumulated depreciation and amortization was $3.7 million, $5.0 million and $7.8 million at December 31, 1997 and 1998 and at September 30, 1999, respectively.

  Rent expense, principally for leased facilities under long-term operating lease commitments, was $2.0 million, $2.3 million, $2.4 million and $3.5 million for 1996, 1997, 1998 and for the nine months ended September 30, 1999, respectively. In connection with the sublease of space in the Company's facilities, Tularik is entitled to receive minimum lease payments of $502,000 in 1999, $512,000 in 2000, and $257,000 in 2001. The Company received sublease income of $464,000 during the nine months ended September 30, 1999. The Company did not receive sublease income in 1996, 1997 and 1998.

                                  TULARIK INC.

 (Information for the nine-month period ended September 30, 1998 is unaudited)

9. Convertible Preferred Stock

  All series of preferred stock are convertible at the option of the holder at any time into common stock on a one-for-one basis, subject to adjustment for antidilution, and carry voting rights equivalent to common stock. Each share of preferred stock automatically converts into one share of common stock in the event of an initial public offering of the Company's common stock in which gross offering proceeds exceed $10.0 million and the offering price is at least $10.25 per share or upon the vote by holders of at least two-thirds of the outstanding preferred stock. Holders of convertible preferred stock are entitled to noncumulative dividends when and if declared by the board of directors. No dividends have been declared through September 30, 1999.

  In the event of a liquidation or winding up of the Company, holders of Series A, B, C, D, E, F, G and H convertible preferred stock are entitled to a liquidation preference of $1.00, $2.37, $3.70, $5.00, $7.50, $10.00, $10.25 and
$11.00 per share, respectively, together with any declared but unpaid dividends. The preferred stock authorized, issued and outstanding at September 30, 1999 is as follows:

                                                                    Aggregate
                                     Authorized Shares Issued and  Liquidation
                                       Shares      Outstanding      Preference
                                     ---------- ----------------- --------------
                                                                  (In thousands)
   Series A.........................  3,900,000     3,900,000        $  3,900
   Series B.........................  3,375,531     3,361,894           7,968
   Series C.........................  5,400,000     5,270,152          19,500
   Series D.........................    820,000       800,000           4,000
   Series E.........................    440,000       400,000           3,000
   Series F.........................  8,500,000     6,272,000          62,720
   Series G.........................  7,500,000     5,319,634          54,526
   Series H.........................  2,050,000     1,629,859          17,928
                                     ----------    ----------        --------
                                     31,985,531    26,953,539        $173,542
                                                   ==========        ========
   Undesignated.....................  1,014,469
                                     ----------
                                     33,000,000
                                     ==========

  A summary of warrants to purchase preferred stock at September 30, 1999 is as follows:

                                                              Term
                                      Number of   Exercise     in
   Description                        Warrants      Price     Years Expiration
   -----------                        --------- ------------- ----- ----------
   Lease financing arrangements......  124,972   $3.70-$7.50    7   1999-2002
   Issuance of Series F preferred
    stock............................  253,600     $10.00      10      2006
   Acquisition of Amplicon...........  296,949  $10.00-$13.00  10      2007
   Facility lease agreement..........  139,570     $13.00      10      2008
                                       -------
                                       815,091
                                       =======

10. Common Stock

Warrant

  The Company issued a warrant to purchase 200,000 shares of common stock for $7.50 per share in connection with a facility lease that was executed in 1995. The warrant expires on the earlier of the five-year anniversary of the Company's initial public offering or April 20, 2005. The value of the warrant was determined to be immaterial at issuance. As of September 30, 1999, this warrant has not been exercised.

                                  TULARIK INC.

 (Information for the nine-month period ended September 30, 1998 is unaudited)

Stock Awards

  During 1997, the board of directors terminated the 1991 Stock Plan ("1991 Plan") and adopted the 1997 Equity Incentive Plan and the 1997 Non-Employee Directors' Plan ("1997 Plans"). Termination of the 1991 Plan had no effect on options outstanding under that plan. The 1997 Plans provide for stock options and stock purchase rights to be granted to employees, directors and consultants. Under the Equity Incentive Plan, shares available for grant are increased by three and one-half percent of the total number of shares outstanding at the end of each year from 1997 to 2002 up to a maximum of 2,000,000 shares per year. Options granted under the Equity Incentive Plan may be incentive stock options or nonstatutory stock options. Exercise prices are determined by the board of directors and may not be less than 100% of the fair value of the Company's common stock (not less than 85% of fair value for nonstatutory stock options granted under the Equity Incentive Plan) on the date of grant. Options and purchase rights are exercisable upon grant, subject to repurchase by the Company until vested and generally vest over four years. All options expire no more than 10 years from the date of grant.

  The Company has elected to follow APB No. 25 and related Interpretations in accounting for its stock options and stock purchase rights because, as discussed below, the alternative fair value accounting provided for under SFAS 123 requires use of option valuation models that were not developed for use in valuing employee stock options and rights.

  During the year ended December 31, 1998 and during the nine months ended September 30, 1999, in connection with the grant of certain share options to employees, the Company recorded deferred stock compensation of $710,000 and $6.4 million, respectively, representing the difference between the exercise price and the deemed fair value of the Company's common stock on the date these stock options were granted. Deferred compensation is included as a reduction of stockholders' equity and is being amortized to expense on a graded vesting method. During the year ended December 31, 1998 and during the nine months ended September 30, 1999, the Company recorded amortization of deferred stock compensation expense of approximately $31,000 and $1.7 million, respectively. At September 30, 1999, the Company had a total of approximately $5.4 million remaining to be amortized over the corresponding vesting period of each respective option, generally four years.

  Pro forma net loss and net loss per share information is required by SFAS 123, which also requires that the information be determined as if the Company had accounted for its employee stock options and rights granted subsequent to December 31, 1994 under the fair value method. The fair value for these options and the purchase rights was estimated at the date of grant using the minimum value method with the following weighted-average assumptions for 1996, 1997, 1998 and for the nine months ended September 30, 1999, respectively: risk free interest rates of 6.6%, 6.0%, 5.5% and 6.0%; no dividend yield; and a weighted-average expected life of the options of 5 years. Pro forma information follows:

                                                              Nine Months
                                                                 Ended
                                Year Ended December 31,      September 30,
                               ---------------------------  -----------------
                                1996      1997      1998     1998      1999
                               -------  --------  --------  -------  --------
                               (In thousands, except per
                                    share amounts)
Net loss:
  As reported................. $(5,480) $(25,374) $(10,539) $(9,303) $(18,954)
                               =======  ========  ========  =======  ========
  Pro forma................... $(5,576) $(25,692) $(11,179) $(9,783) $(20,340)
                               =======  ========  ========  =======  ========
Net loss per share (basic and
 diluted):
  As reported................. $ (1.09) $  (4.19) $  (1.55) $ (1.40) $  (2.57)
                               =======  ========  ========  =======  ========
  Pro forma................... $ (1.11) $  (4.24) $  (1.65) $ (1.47) $  (2.75)
                               =======  ========  ========  =======  ========

                                  TULARIK INC.

 (Information for the nine-month period ended September 30, 1998 is unaudited)

  A summary of the Company's stock option activity, and related information follows:

                                                    Number of   Weighted-Average
                                                     Options     Exercise Price
                                                    ----------  ----------------
   Options outstanding at December 31, 1995........  2,928,125       $0.44
     Granted.......................................  2,186,000        0.91
     Exercised..................................... (1,851,877)       0.71
     Forfeited.....................................   (289,498)       0.51
                                                    ----------
   Options outstanding at December 31, 1996........  2,972,750        0.61
     Granted.......................................  1,401,300        3.00
     Exercised.....................................   (648,422)       1.21
     Forfeited.....................................    (40,520)       1.40
                                                    ----------
   Options outstanding at December 31, 1997........  3,685,108        1.41
     Granted.......................................  2,065,700        3.00
     Exercised.....................................   (273,894)       1.32
     Forfeited.....................................   (143,567)       2.76
                                                    ----------
   Options outstanding at December 31, 1998........  5,333,347        1.99
     Granted.......................................  1,501,500        3.00
     Exercised.....................................   (764,729)       1.95
     Forfeited.....................................   (132,115)       2.69
                                                    ----------
   Options outstanding at September 30, 1999.......  5,938,003        2.24
                                                    ==========

  An analysis of options outstanding at September 30, 1999, is as follows:

                               Weighted
                  Options       Average   Weighted    Options    Weighted
               Outstanding at  Remaining  Average    Vested at   Average
    Exercise   September 30,  Contractual Exercise September 30, Exercise
     Price          1999         Life      Price       1999       Price
   ----------  -------------- ----------- -------- ------------- --------
   $0.45-0.99    1,828,896       5.44      $0.54     1,662,191    $0.52
    1.00-1.99        2,000       6.93       1.00         1,542     1.00
    2.00-3.00    4,107,107       8.78       2.99     1,162,588     2.98
                 ---------                           ---------
                 5,938,003       7.75       2.24     2,826,321     1.53
                 =========                           =========

  The weighted-average fair value of options granted during 1996, 1997, 1998 and the nine months ended September 30, 1999 was $0.27, $0.76, $0.70 and $5.39, respectively.

  The information above does not include 13,962 options with exercise price from $0.70 to $0.95 granted to employees in connection with the Acquisition and 4,000 options with an exercise price of $0.50 granted to a third party outside of the Company's stock option plans.

Stock Subject to Repurchase

  As of December 31, 1997 and 1998 and September 30, 1999, the Company had 462,635, 1,004,050, and 515,432 shares of common stock outstanding, respectively, which were subject to the Company's lapsing right of repurchase in the event the holder's association with the Company terminates. These shares are the result of the exercise of unvested stock options by employees and shares of common stock sold to a board member which vest over the four-year period of the board member's term. The shares which relate to the exercise of unvested stock options will vest over the four-year vesting period of the underlying exercised stock options.

                                  TULARIK INC.

 (Information for the nine-month period ended September 30, 1998 is unaudited)

Reserved Shares

  Shares of common stock reserved for future issuance were as follows:

                                                      December 31, September 30,
                                                          1998         1999
                                                      ------------ -------------
   Warrants:
     Outstanding warrants............................   1,078,382    1,015,091
     Reserved for future issuance....................       3,051        3,051
   Stock option plans:
     Outstanding options.............................   5,351,447    5,955,965
     Reserved for future grants......................   1,737,772      436,112
   Convertible preferred stock:
     Issued and outstanding..........................  26,903,885   26,953,539
                                                       ----------   ----------
                                                       35,074,537   34,363,758
                                                       ==========   ==========

11. Related Party Transactions

  During the years ended December 31, 1996, 1997 and 1998 and for the nine months ended September 30, 1999, the Company loaned stockholders $200,000, $194,132, $357,000 and $595,000, respectively. The loans were made in connection with stock option exercises, relocation and housing. The loans have interest rates which range from interest-free to 6.1% and certain of the loans provide for forgiveness based on continued employment. The loans are full-recourse and amounts forgiven have been recorded as compensation expense. The loans made in connection with stock option exercises have been recorded in stockholders' equity in the accompanying financial statements.

12. Employee Savings Plan

  The Company has an employee savings plan, which permits substantially all employees to participate and to make contributions by salary reductions as provided in section 401(k) of the Internal Revenue Code. In 1998, the Company began matching a percentage of employee contributions up to a specified amount in the form of Tularik common stock. Under this plan, the Company contributed 34,235 and 39,920 shares of common stock to employee savings accounts and recognized compensation expense of $188,000 and $309,000 in 1998 and for the nine months ended September 30, 1999, respectively.

13. Income Taxes

  As of September 30, 1999, Tularik had federal net operating loss carryforwards of approximately $54.2 million. The net operating loss carryforwards will expire at various dates beginning on 2007 through 2019, if not utilized.

                               TULARIK INC.

 (Information for the nine-month period ended September 30, 1998 is unaudited)

  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and the amount used for income tax purposes. Significant components of the Company's deferred tax assets are as follows (in thousands):

                                                 December 31,
                                               ------------------  September 30
                                                 1997      1998        1999
                                               --------  --------  ------------
   Net operating loss carryforwards..........  $  8,400  $ 13,200     $18,900
   Research credits (expiring 2007 to 2019)..     1,700     3,000       3,900
   Depreciation..............................     2,500     1,200       1,100
   Capitalized research and development......       700     3,200       2,200
   Other, net................................       200       --        2,300
                                               --------  --------    --------
   Total deferred tax assets.................    13,500    20,600      28,400
   Valuation allowance for deferred tax
    assets...................................   (13,500)  (20,600)    (28,400)
                                               --------  --------    --------
   Net deferred tax assets...................  $    --   $    --     $    --
                                               ========  ========    ========

  Because of the Company's lack of earnings history, the deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by approximately $1.7 million, $3.0 million, $7.1 million and $7.8 million during the years ended December 31, 1996, 1997 and 1998 and the nine months ended September 30, 1999, respectively.

  Utilization of the net operating losses and credits may be subject to a substantial annual limitation due to ownership change limitations provided by the Internal Revenue Code of 1986. The annual limitation may result in the expiration of net operating losses and credits before utilization.

14. Supplemental Cash Flow Information

  Selected cash payments and noncash activities were as follows (in thousands):

                                         Years ended December Nine months ended
                                                 31,            September 30,
                                         -------------------- -----------------
                                          1996   1997   1998    1998     1999
                                         ------ ------- ----- -------- --------
   Interest paid.......................  $  556 $   549 $ 508 $    355 $    670
                                         ====== ======= ===== ======== ========
   Equipment and leasehold improvements
    financed under capital leases......  $2,137 $ 1,185 $ --  $    --  $   --
                                         ====== ======= ===== ======== ========
   Common stock issued for notes
    receivable.........................  $  571 $   263 $ 149 $    149 $    340
                                         ====== ======= ===== ======== ========
   Issuance of preferred stock and
    warrants in connection with
    Acquisition........................  $  --  $18,276 $ --  $    --    $  --
                                         ====== ======= ===== ======== ========

15. Subsequent Events

Initial Public Offering

  In October 1999, the board of directors authorized the filing of a registration statement with the Securities and Exchange Commission to register shares of its common stock in connection with a proposed Initial Public Offering. If the offering contemplated by this prospectus is consummated, the preferred stock outstanding as of

                               TULARIK INC.

 (Information for the nine-month period ended September 30, 1998 is unaudited)

the closing date will be converted into shares of the Company's common stock. The pro forma stockholders' equity in the accompanying consolidated balance sheet as of September 30, 1999 reflects conversion of the outstanding preferred stock into 26,953,539 shares of common stock. Pro forma net loss per share is computed as if the outstanding preferred stock has been converted into common stock on the date of issuance.

1999 Employee Stock Purchase Plan

  In November 1999, the Company adopted its 1999 Employee Stock Purchase Plan, authorizing the issuance of common stock through purchase rights granted to employees or to employees of affiliates, if any. The purchase plan authorizes the issuance of a total of 500,000 shares of common stock. This reserve amount will be increased each January 1 beginning January 1, 2001, by the lesser of 500,000 shares of common stock or 1% of the number of shares of common stock outstanding on that date. However, our board of directors has the authority to designate a smaller number of shares by which the authorized number of shares of common stock will be increased on that date.

                                6,250,000 Shares

                              [TULARIK INC. LOGO]



                                  Common Stock
                                 ------------

                                   PROSPECTUS
                                        , 1999

                                 ------------


                                Lehman Brothers

                               Hambrecht & Quist

                             J.P. Morgan & Co.

                            Warburg Dillon Read LLC

                                    Part II

                     Information Not Required in Prospectus

Item 13. Other Expenses of Issuance and Distribution

  The following table sets forth the costs and expenses, other than the underwriting discounts payable by us, in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

   SEC registration fee..............................................    $25,976
   NASD filing fee...................................................      9,844
   Nasdaq National Market listing fee................................     95,000
   Blue Sky Fees and Expenses........................................     10,000
   Transfer Agent and Registrar fees.................................     10,000
   Accounting fees and expenses......................................    250,000
   Legal fees and expenses ..........................................    425,000
   Printing and engraving costs .....................................    150,000
   Miscellaneous expenses ...........................................     24,180
                                                                      ----------
     Total........................................................... $1,000,000
                                                                      ==========

Item 14. Indemnification of Directors and Officers

  As permitted by Delaware law, our amended and restated certificate of incorporation provides that no director of ours will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

  . for any breach of duty of loyalty to us or to our stockholders;

  . for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  . for unlawful payment of dividends or unlawful stock repurchases or redemptions under Section 174 of the Delaware General Corporation Law; or

  . for any transaction from which the director derived an improper personal benefit.

  Our amended and restated certificate of incorporation further provides that we must indemnify our directors and executive officers and may indemnify our other officers and employees and agents to the fullest extent permitted by Delaware law. We believe that indemnification under our amended and restated certificate of incorporation covers negligence and gross negligence on the part of indemnified parties.

  We have entered into indemnification agreements with each of our directors and certain officers. These agreements, among other things, require us to indemnify each director and officer for certain expenses including attorneys' fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of Tularik, arising out of the person's services as our director or officer, any subsidiary of ours or any other company or enterprise to which the person provides services at our request.

  The underwriting agreement (Exhibit 1.1) will provide for indemnification by the underwriters of Tularik, our directors, our officers who sign the registration statement, and our controlling persons for some liabilities, including liabilities arising under the Securities Act.

Item 15. Recent Sales Of Unregistered Securities

  Since September 1, 1996, Tularik has sold and issued unregistered securities to a limited number of persons, as described below. None of these transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and Tularik believes that each transaction was exempt from the registration requirements of the Securities Act by virtue of Section 4(2) thereof, Regulation D promulgated thereunder or Rule 701 pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such transactions. We believe that all recipients had adequate access to information about Tularik, through their relationships with Tularik.

  Since September 1, 1996, Tularik has sold and issued the following unregistered securities:

  (1) From September 1996 to September 1999, we granted incentive stock options and nonstatutory stock options to purchase an aggregate of 5,544,000 shares of Tularik's common stock at exercise prices ranging from $1.00 to $3.00 per share to employees, directors and consultants under the 1991 Stock Plan, 1997 Equity Incentive Plan and 1997 Non-Employee Directors' Stock Option Plan and issued an aggregate of 2,445,212 shares upon the exercise of these and previously granted options. Options to purchase 384,650 shares of common stock have been canceled, and 18,343 of these options have lapsed without being exercised.

  (2) In September 1996, we issued three warrants to purchase an aggregate of 200,000 shares of common stock at an exercise price of $7.50 per share. Warrants to purchase 20,000 shares were issued to Brittania Investments, LLC, warrants to purchase 90,000 shares were issued to National Electrical Benefit Fund and warrants to purchase 90,000 shares were issued to SDK Incorporated.

  (3) In September 1996, we sold an aggregate of 1,308,000 shares of Series F preferred stock to six purchasers at a purchase price of $10.00 per share.

  (4) In October 1996, we sold an aggregate of 4,964,000 shares of Series F preferred stock to 32 purchasers at a purchase price of $10.00 per share.

  (5) In October 1996, we issued two warrants to purchase an aggregate of 253,600 shares of Series F preferred stock at an exercise price of $10.00 per share. Warrants to purchase 126,800 shares were issued to The Magnum Trust and warrants to purchase 126,800 shares were issued to Broadview Limited.

  (6) In September 1997, we sold an aggregate of 32,000 shares of Series G preferred stock to four purchasers at a purchase price of $10.25 per share.

  (7) In October 1997, we issued an aggregate of 1,620,004 shares of Series H preferred stock to 22 former stockholders of Amplicon Corp. in exchange for outstanding shares of Amplicon stock and issued 22 warrants to purchase 245,456 shares of Series H preferred stock at an exercise price of $13.00 per share. These shares were issued as consideration for the acquisition of Amplicon.

  (8) In October 1997, we issued a warrant to purchase 50,000 shares of Series H preferred stock to Broadview Limited at an exercise price of $10.00 per share.

  (9) In November 1997, we sold an aggregate of 285,634 shares of Series G preferred stock to three purchasers at a purchase price of $10.25 per share.

  (10) In December 1997, we sold an aggregate of 5,002,000 shares of Series G preferred stock to two purchasers at a purchase price of $10.25 per share.

  (11) In March 1998, we issued an aggregate of 37,260 shares of Series C preferred stock to Frazier & Company L.P. upon cashless exercise of a warrant to purchase shares of Series C preferred stock.

  (12) In June 1999, we issued an aggregate of 49,654 shares of Series B preferred stock to Comdisco, Inc. upon cashless exercise of a warrant to purchase shares of Series B preferred stock.

  (13) In August 1999, we issued three warrants to purchase an aggregate of 139,570 shares of Series H preferred stock at an exercise price of $13.00 per share. Warrants to purchase 125,613 shares were issued to Slough Estates USA Inc., warrants to purchase 11,166 shares were issued to Bristow Investments, L.P. and warrants to purchase 2,791 shares were issued to Laurence Shushan and Magdalena Shushan, Trustees of the Laurence and Magdalena Shushan Family Trust.

  (14) From November 1997 to September 1999, we issued an aggregate of 9,855 shares of Series H preferred stock to six former stockholders of Amplicon Corp. upon the exercise of outstanding Amplicon options at exercise prices ranging from $0.70 to $0.95 per share. In connection with the issuance of these 9,855 shares of Series H preferred stock, we issued seven warrants to purchase an aggregate of 1,493 shares of Series H preferred stock at an exercise price of $13.00 per share.

Item 16. (a) Exhibits and Financial Statement Schedules

   1.1*    Form of U.S. Underwriting Agreement.
   1.2*    Form of International Underwriting Agreement.
   3.1     Amended and Restated Certificate of Incorporation of Registrant to
           be filed upon the closing of the offering made in connection with this Registration Statement.
   3.2     Amended and Restated Bylaws of Registrant to be filed upon the closing of the offering made in connection with this Registration
           Statement.
   4.1*    Specimen Common Stock Certificate.
   4.2+    Amended and Restated Registration Rights Agreement, dated August 15,
           1999, between Registrant and holders of Registrant's Series A,
           Series B, Series C, Series D, Series E, Series F and Series G
           preferred stock and holders of warrants to purchase Registrant's common stock of Series H preferred stock dated August 15, 1999.
   4.3+    Investor Rights Agreement, dated October 31, 1997, between
           Registrant and holders of Registrant's Series H preferred stock.

   5.1*    Opinion of Cooley Godward LLP.
  10.1+    Form of Indemnity Agreement.
  10.2+    1991 Stock Plan and related documents.
  10.3*    1997 Equity Incentive Plan and related documents.
  10.4*    1997 Non-Employee Directors' Stock Option Plan and related documents.
  10.5*    1999 Employee Stock Purchase Plan.
  10.6+++  Collaboration Agreement between Registrant and Sumitomo
           Pharmaceuticals Co., Ltd., dated January 31, 1995, as amended March
           13, 1997.
  10.7+++  Research, Collaboration and License/Development Agreement between
           Registrant and Taisho Pharmaceutical Co., Ltd., dated March 20,
           1996, as amended on January 1, 1998 and January 1, 1999.
  10.8+++  Amended and Restated Collaboration and License Agreement between
           Registrant and Merck & Co., Inc., dated December 22, 1996.
  10.9+++  Research Collaboration and License Agreement between Registrant and the Roche Bioscience division of Syntex (U.S.A.) Inc., dated July 8,
           1997, as amended on December 19, 1997.
  10.10+++ Research Agreement between Registrant and Cold Spring Harbor
           Laboratory, dated October 3, 1997.

 10.11+++ License Agreement between Registrant and Cold Spring Harbor
          Laboratory, dated October 3, 1997.
 10.12+++ Collaboration Agreement between Registrant and Knoll AG, dated
          November 1, 1998.
 10.13+++ Preliminary Research, Development and Marketing Agreement between
          Registrant and Japan Tobacco Inc., dated September 8, 1998.
 10.14+++ Preliminary Research, Development and Marketing Agreement between
          Registrant and Japan Tobacco Inc., dated September 20, 1998.
 10.15+++ Screening Agreement between Registrant and Japan Tobacco Inc., dated
          August 23, 1999.
 10.16+++ Licensing Agreement between Registrant and Eli Lilly and Company, dated September 24, 1999.
 10.17+   Stock Purchase Agreement between Registrant and the 1987 Swanson
          Family Trust, dated June 20, 1996, as amended August 17, 1996.
 10.18+   Sublease between Registrant and AGY Therapeutics, Inc., dated January
          25, 1999.
 10.19+   Sublease between Registrant and Coulter Pharmaceuticals, Inc., dated
          May 1, 1999.
 10.20+   Sublease between Registrant and IGEN International, Inc., dated
          August 20, 1999.
 10.21+   Lease Agreement between Leonard Racanelli and The Rosa Racanelli 1998
          Trust, dated July 23, 1998.
 10.22+   Sublease between Registrant and GeneSoft Inc., dated November 16,
          1998.
 10.23+   Lease Agreement between Registrant and Brittania Developments, Inc., dated April 20, 1995.
 10.24+   Lease Agreement between Registrant and Brittania Developments, Inc., dated February 10, 1998.
 10.25+   Agreement and General Release between Registrant and John P.
          McLaughlin, dated September 30, 1999.
 22.1+    List of Subsidiaries.
 23.1     Consent of Ernst & Young LLP, Independent Auditors.
 23.2*    Consent of Cooley Godward LLP (included in Exhibit 5.1).
 24.1+    Power of Attorney (contained on signature page).
 27.1     Financial Data Schedule.

--------
*  To be filed by amendment.

++ Confidential treatment requested as to specific portions, which portions are omitted and filed separately with the Securities and Exchange Commission.

+  Previously filed.

(b)Financial Statement Schedules

  All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.


Item 17. Undertakings

  The registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification by the registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The registrant hereby undertakes that:

  (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

  (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of South San Francisco, State of California, on the 17th day of November, 1999.

                                          TULARIK INC.

                                                   /s/ Corinne H. Lyle
                                          By:__________________________________
                                                      Corinne H. Lyle
                                                  Chief Financial Officer

  Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

              Signature                          Title                   Date

                  *                    Chief Executive Officer     November 17, 1999
______________________________________  and Director (Principal
           David V. Goeddel             Executive Officer)

        /s/ Corinne H. Lyle            Chief Financial Officer     November 17, 1999
______________________________________  (Principal Finance and
           Corinne H. Lyle              Accounting Officer)

                  *                    Director                    November 17, 1999
______________________________________
        A. Grant Heidrich, III

                  *                    Director                    November 17, 1999
______________________________________
            Mark J. Levin

                  *                    Director                    November 17, 1999
______________________________________
            Paul A. Marks

                  *                    Director                    November 17, 1999
______________________________________
         Edward R. McCracken

                  *                    Director                    November 17, 1999
______________________________________
          Steven L. McKnight

                  *                    Director                    November 17, 1999
______________________________________
          Peter J. Sjostrand

  *By /s/ Corinne H. Lyle
--------------------------------
           (Attorney-In-Fact)

                                 Exhibit Index

  Exhibit
  Number   Description
  -------  -----------
   1.1*    Form of U.S. Underwriting Agreement.

   1.2*    Form of International Underwriting Agreement.

   3.1 Amended and Restated Certificate of Incorporation of Registrant to be filed upon the closing of the offering made in connection with this Registration Statement.
   3.2 Amended and Restated Bylaws of Registrant to be filed upon the closing of the offering made in connection with this Registration
           Statement.

   4.1*    Specimen Common Stock Certificate.

   4.2+    Amended and Restated Registration Rights Agreement, dated August 15,
           1999, between Registrant and holders of Registrant's Series A,
           Series B, Series C, Series D, Series E, Series F and Series G preferred stock and holders of warrants to purchase Registrant's common stock or Series H preferred stock.

   4.3+    Investor Rights Agreement, dated October 31, 1997, between
           Registrant and holders of Registrant's Series H preferred stock.
   5.1*    Opinion of Cooley Godward LLP.

  10.1+    Form of Indemnity Agreement.

  10.2+    1991 Stock Plan and related documents.

  10.3*+   1997 Equity Incentive Plan and related documents.

  10.4* 1997 Non-Employee Directors' Stock Option Plan and related documents.

  10.5*    1999 Employee Stock Purchase Plan.

  10.6+++  Collaboration Agreement between Registrant and Sumitomo
           Pharmaceuticals Co., Ltd., dated January 31, 1995, as amended March
           13, 1997.

  10.7+++  Research, Collaboration and License/Development Agreement between
           Registrant and Taisho Pharmaceutical Co., Ltd., dated March 20,
           1996, as amended on January 1, 1998 and January 1, 1999.

  10.8+++  Amended and Restated Collaboration and License Agreement between
           Registrant and Merck & Co., Inc., dated December 22, 1996.

  10.9+++ Research Collaboration and License Agreement between Registrant and the Roche Bioscience division of Syntex (U.S.A.) Inc., dated July 8,
           1997, as amended on December 19, 1997.

  10.10+++ Research Agreement between Registrant and Cold Spring Harbor
           Laboratory, dated October 3, 1997.

  10.11+++ License Agreement between Registrant and Cold Spring Harbor
           Laboratory, dated October 3, 1997.

  10.12+++ Collaboration Agreement between Registrant and Knoll AG, dated
           November 1, 1998.

  10.13+++ Preliminary Research, Development and Marketing Agreement between
           Registrant and Japan Tobacco Inc., dated September 8, 1998.

  10.14+++ Preliminary Research, Development and Marketing Agreement between
           Registrant and Japan Tobacco Inc., dated September 20, 1998.

  10.15+++ Screening Agreement between Registrant and Japan Tobacco Inc., dated
           August 23, 1999.

  10.16+++ Licensing Agreement between Registrant and Eli Lilly and Company, dated September 24, 1999.


 Exhibit
 Number  Description
 ------- -----------
 10.17+  Stock Purchase Agreement between Registrant and the 1987 Swanson
         Family Trust, dated June 20, 1996, as amended August 17, 1996.

 10.18+  Sublease between Registrant and AGY Therapeutics, Inc., dated January
         25, 1999.

 10.19+  Sublease between Registrant and Coulter Pharmaceuticals, Inc., dated
         May 1, 1999.

 10.20+  Sublease between Registrant and IGEN International, Inc., dated August
         20, 1999.

 10.21+  Lease Agreement between Leonard Racanelli and The Rosa Racanelli 1998
         Trust, dated July 23, 1998.

 10.22+  Sublease between Registrant and GeneSoft Inc., dated November 16,
         1998.

 10.23+ Lease Agreement between Registrant and Brittania Developments, Inc., dated April 20, 1995.

 10.24+ Lease Agreement between Registrant and Brittania Developments, Inc., dated February 10, 1998.

 10.25+  Agreement and General Release between Registrant and John P.
         McLaughlin, dated September 30, 1999.

 22.1+   List of Subsidiaries.

 23.1    Consent of Ernst & Young LLP, Independent Auditors.

 23.2*   Consent of Cooley Godward LLP (included in Exhibit 5.1).

 24.1+   Power of Attorney (contained on signature page).

 27.1    Financial Data Schedule.

--------
*  To be filed by amendment
++ Confidential treatment requested as to specific portions, which portions are omitted and filed separately with the Securities and Exchange Commission.
+  Previously filed.